As confidentially submitted with the Securities and Exchange Commission on December 22, 2023

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

CONFIDENTIAL SUBMISSION ON

FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Veg House Holdings Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	5411	92-1475446
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2699 Stirling Rd, Ste A105,

Fort Lauderdale, FL 33312

(604) 355-6100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Alexandra Hoffman

Chief Executive Officer

6800 Indian Creek Dr.

Suite 101

Miami Beach, FL 33141

(604) 355-6100

(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Daniel Nauth Nauth LPC 217 Queen St. W., #401 Toronto, ON M5V 0R2 Canada (416) 477-6031	Ross Carmel, Esq. Jeffrey P. Wofford, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 (212) 930-9700

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

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If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. ☐

Indicate by check mark whether the registrant is an “emerging growth company” as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

•	Public Offering Prospectus. A prospectus to be used for the public offering of [*] Common Shares through the underwriter named on the cover page of this prospectus, which we refer to as Public Offering Prospectus.

•	The Resale Prospectus. A prospectus to be used for the resale by selling shareholders of [*] Common Shares, which we refer to as the Resale Prospectus.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•	they contain different front covers;

•	they contain different Offering sections in the Prospectus Summary;

•	they contain different Use of Proceeds sections;

•	the Capitalization and Dilution sections are deleted from the Resale Prospectus;

•	a selling shareholders section is included in the Resale Prospectus;

•	the Underwriting section from the Public Offering Prospectus is deleted from the Resale Prospectus and a Plan of Distribution section is inserted in its place; and

•	the Legal Matters section in the Resale Prospectus deletes the reference to counsel for the underwriters.

The registrant has included in this registration statement a set of alternate pages after the back cover page of the Public Offering Prospectus, which we refer to as the Alternate Pages, to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the selling shareholders.

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The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER [*], 2023

PRELIMINARY PROSPECTUS

Veg House Holdings Inc.

[* Common Shares]

This is an initial public offering (“IPO,” “Offering,” or “initial public offering”) of our common shares, par value $0.0001 per share (“Common Shares”). We are offering [*] of our Common Shares. We currently estimate that the initial public offering price of our Common Shares will be between $[*] and $[*] per share.

Prior to this Offering, there has been no public market for our Common Shares. We intend to apply to list our Common Shares on the Nasdaq Capital Market tier operated by The Nasdaq Stock Market LLC, or Nasdaq, under the symbol “VEG.” We believe that upon the completion of this Offering, we will meet the standards for listing, and the closing of this Offering is contingent upon such listing.

In addition to the IPO, we are registering up to [*] Common Shares, $0.0001 par value per share, that may be sold in public or private transactions or both, from time to time by the selling shareholders named in the resale prospectus. We will not receive any proceeds from the sales of outstanding common shares by the selling shareholders. Investors in the IPO will not be participating in or purchasing our Common Shares resold by the selling shareholders.

The resale of shares by the selling shareholders will occur at a fixed price of $[*] per share until our Common Shares are listed on Nasdaq. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling shareholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. Any participating broker-dealers and any selling shareholders who are affiliates of broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions or discounts given to any such broker-dealer or affiliates of a broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act of 1933, as amended. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their Common Shares.

We are, and will continue to be, a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Stock Market Rules. PlantX Life Inc. (“PlantX Life”), a company existing under the laws of the province of British Columbia, Canada, will beneficially own approximately 50.23% of our then-issued and outstanding Common Shares and will be able to exercise approximately 50.23% of the total voting power of our issued and outstanding Common Shares immediately after the consummation of this Offering, assuming the underwriters do not exercise its option to purchase additional Common Shares. For further information, see “Principal Shareholders.” Although we do not intend to rely on the “controlled company” exemption under Rule 5615(c)(1) of the Nasdaq Stock Market Rules, we could elect to rely on this exemption in the future. See “Prospectus Summary—Implications of Being a Controlled Company.”

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

Investing in our securities is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing in our securities under the heading “Risk Factors” beginning on page 26 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share		Total
Assumed initial public offering price	$	[*]	$	[*]
Underwriting discounts and commissions (1)	$	[*]	$	[*]
Proceeds to us, before expenses	$	[*]	$	[*]

(1)	Does not include the following additional compensation payable to the underwriters. In addition to the compensation referenced above, we have agreed to provide EF Hutton LLC, the representative of the underwriters (“EF Hutton” or the “Representative”), or their designees, with a non-accountable expense allowance equal to one percent (1.00%) of the gross proceeds raised in the Offering and to reimburse the underwriters for certain expenses incurred relating to this Offering. We will also issue to the Representative a warrant to purchase [*] Common Shares, which is equal to five percent (5.00%) of the number of Common Shares sold in this Offering. The registration statement of which this prospectus forms a part also registers the issuance of the Common Shares issuable upon exercise of the Representative’s warrants. See “Underwriting” for additional information regarding underwriters’ compensation and the Offering expenses.

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This Offering is being conducted on a firm commitment basis. The underwriters are obligated to take and purchase all of the Common Shares offered under this prospectus if any such shares are taken.

We have granted a 45-day option to the underwriters to purchase up to [*] additional Common Shares, representing 15% of the Common Shares sold in this Offering, solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $[*], and the total gross proceeds to us, before underwriting discounts, commissions and expenses, will be $[*]. Net proceeds will be delivered to us on the closing date of the Offering.

Delivery of the Common Shares is expected to be made on or about [*], 2023.

EF Hutton LLC

The date of this prospectus is [          ], 2023

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ABOUT THIS PROSPECTUS

Please read this prospectus carefully. It describes our business, financial condition, results of operations and prospects, among other things. We are responsible for the information contained in this prospectus and in any free-writing prospectus we have authorized to be delivered or made available to you. Neither we nor the underwriter have authorized anyone to provide you with different information, and neither we nor the underwriter take responsibility for any other information others may give you. Neither we nor the underwriter are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Common Shares. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the securities offered hereby or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

We are incorporated under the laws of the Cayman Islands. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended. See “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management’s estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Statement Regarding Forward-Looking Statements.”

For investors outside the United States: Neither we, nor the underwriters have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the Offering of the Common Shares and the distribution of this prospectus outside the United States.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our Common Shares. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

In this prospectus, unless the context indicated otherwise, “we,” “us,” “our,” “our company,” “Veg House,” “the Company,” “our Company,” and similar references refer to Veg House Holdings Inc., an exempted company limited by shares incorporated in the Cayman Islands, and its consolidated subsidiaries.

Our Company

Overview

We are a Cayman Islands holding company focused on expanding access to plant-based food products by developing a global portfolio of businesses that offer high-quality plant-based products and bridging the gap between two multi-billion-dollar industries: e-commerce and plant-based foods.

As an early mover in the plant-based e-commerce industry, we consider ourselves the digital face of the plant-based community, and we seek to represent the one-stop-shop for everything plant-based. On our PlantX and Vegan Essentials e-commerce platforms, located at www.PlantX.com; www.PlantX.ca; www.PlantX.uk and www.VeganEssentials.com, respectively, we offer more than 5,000 plant-based products directly to consumers throughout North America and in the United Kingdom. In addition to offering a large assortment of plant-based products on the internet, the PlantX platform acts as a resource to make a plant-based lifestyle more accessible by fostering a community of like-minded individuals. For example, visitors on the PlantX platform will find resources and information regarding plant-based diets and brands that will help broaden their understanding of the types of products we offer. Additionally, visitors on the PlantX platform will find direct links to our YouTube channel (https://youtube.com/PlantX) where they can view instructional cooking videos. To supplement and increase awareness of our e-commerce platforms, we have begun incorporating physical store fronts into our growth strategy under the XMarket brand name.

Through opportunistic mergers and acquisitions, we intend to add relevant, already-established companies to complement our e-commerce platforms and further drive growth. Our aim with these acquisitions will be to increase market share, add complementary products and brands to the portfolio, develop new geographical markets, and diversify. Further, through our strategic acquisitions and by developing relationships with product sources, our company intends to continue creating its own private label products, such as juices through our subsidiary Little West LLC, to deliver superior products at affordable prices for consumers.

Our Products and Services

We offer the following products and services through our subsidiaries:

●	Plant-Based Grocery and Pantry. Through our e-commerce platform, we distribute thousands of plant-based goods from pantry items, cosmetics, pet food, and infant and children’s products.

●	Private Label Products. We have a growing catalog of private label products that we offer directly to consumers. On the PlantX platform, we offer Little West cold pressed juices from Little West, LLC, and coffee products from our majority owned subsidiary, Portfolio Coffee, Inc.

●	Recipes. We have plant-based recipes on the PlantX platform with the intention of providing visitors an inspiration on what to cook, demonstrate how easily plant-based meals can be created.

●	XMarket Grocery Stores. Our XMarket locations allow customers to experience plant-based shopping. The locations are intended to attract new customers, build brand recognition, and create a loyal e-commerce consumer base.

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●	Vegan Food Hall. We opened Chicago’s very first vegan food hall, featuring the best plant-based concepts under one roof. This is a chef-driven food hall with a thoughtfully curated mix of local food and beverage. The location is also home to a 35-seat bar with a license to sell beer, wine, and hard alcohol, and bar menu in collaboration with well-known vegan bartenders and chefs.

Our Target Audience

In general, our target audience consists individuals in the 25- to 34-year-old age group and is made up equally of men and women. Specifically, the target audience for our products and services can be broken down into the following groups:

●	Health, Wellness, and Fitness Pursuers. People who are health conscious, want to switch to vegan food for better health and fitness, or who are in touch with wellness goals.

●	Healing Effect Pursuers. People who need vegan grocery or other vegan items for healing purposes, such as to help them recover from a certain medical condition, like allergies to certain foods, or who are advised to eat gluten free products by doctors.

●	The Environment Conscious Individuals. People who care about the environment or sustainability and want to make their contribution by switching to vegan products.

●	Vegan Business Owners. Restaurants, stores, hotels, and hospitality owners who need ingredients to run their day-to-day operations.

Our Market Opportunities

We believe the world is becoming more health conscious, and we intend to capitalize on this evolution by offering a platform with a large selections of plant-based products in the United States. We also believe that being an early player in this field has positioned us to capture a significant share of the growing plant-based e-commerce industry in the United States. We will continue to grow our product catalog, increase our business-to-business revenue generating operations, and execute our global and strategic merger & acquisition strategies. We also see a significant opportunity to maximize growth by adding multiple revenue streams to our Chicago Uptown vegan food hall and XMarket location. After proving the vegan food hall concept, we intend to franchise our locations to major population centers across North America. Once we have established a North American presence with this concept, we intend to open XMarket locations in international markets such as Ireland, Germany, Austria, Italy, and Spain, by collaborating with local distribution companies in each respective country. We believe that our established business foundations and technology will allow us to scale with our present team so that we can keep costs low, while increasing our revenues.

Our Competitive Strengths

We believe that the following competitive strengths position us favorably in each aspect of our business:

●	First Mover Advantage. We believe we have maintained a first mover advantage and will be the first known publicly listed company fully focused on the plant-based e-commerce space.

●	E-Commerce Platforms with High Gross Profit Margins. Our versatile online marketplace enables us to expand our assortment of third-party products without the constraints of stock or logistics, whilst still maintaining our gross profit margins.

●	Experienced Management. We have a strong management team who live and breathe the plant-based lifestyle.

●	Technology and Capabilities. Through Shopify+, our tech team can launch new websites in attractive markets using our current operations and resources.

●	New Product Development. Under the PlantX platform private label brands, the Company is constantly looking for ways to innovate using raw materials that are already available.

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Our Growth Strategies

The key elements of our strategy to expand our business include the following:

●	Strategic Mergers & Acquisitions. Through mergers and acquisitions, we will continue to add relevant, already-established businesses to our portfolio to complement the PlantX platform e-commerce site and further drive growth.

●	Geographic Expansion. While the PlantX platform is currently active in the North American markets (Canada and U.S.), and UK markets, we intend to expand services globally to Australia, Latin America, Europe, the Middle East, and Asia.

●	Marketing. We are driving awareness of our brand with a significant investment in non-traditional marketing, such as collaborating with influencers and offering consumers with a popup store experience. Messages helping consumers understand how to incorporate plant-based living into their lives are curated and shared by ambassadors across social media, YouTube, and on our e-commerce platform.

●	Partnership. To execute our dropshipping commercial strategy, which involves accepting orders for products without keeping stock on hand, we rely significantly on exclusive and non-exclusive partnerships. Partners are integral to our commercial strategy, as dropshipping partners are primarily responsible for fulfilling customer orders placed with the Company.

Our Corporate History and Structure

We were incorporated under the laws of the Cayman Islands as Veg House Holdings Inc., an exempted company, on December 14, 2022, to become the holding company for the subsidiaries described below.

Our registered office and executive offices are located at 6800 Indian Creek Dr., Suite 101, Miami Beach, FL 33141. Our telephone number there is (604) 355-6100. Our agent for service of process in the United States is the Company’s Chief Executive Officer, Alexandra Hoffman, with a registered address of 6800 Indian Creek Dr., Suite 101, Miami Beach, FL 33141.

On December 14, 2022, upon incorporation, one (1) common share, par value $0.0001 per share, was allotted and issued to Charlotte Cloete, who transferred the share to Sean Dollinger, on the same day.

On December 21, 2022, we issued the following Common Shares to our founding shareholders in connection with the formation of the Company, at a price equal to the par value of our shares: (i) 500,000 Common Shares, par value $0.0001 per share, to each of Boustead & Company Limited, Bethor Limited, Pinehurst Partners LLC, and Latigo Partners, LLC, and (ii) 999,999 Common Shares to Sean Dollinger, with vesting to occur as 1/12 each month which began on February 18, 2023. On October 3, 2023, Mr. Dollinger owned 1,000,000 Common Shares of which only 666,666 had vested and 333,334 Common Shares were issued in error before vesting. On October 4, 2023, Mr. Dollinger transferred 400,000 Common Shares to Ourida Bouadjadja and 200,000 Common Shares to MG Investment Consultants pursuant to private placement transactions. On October 6, 2023, Mr. Dollinger surrendered the remaining 333,334 unvested Common Shares as the shares were issued in error. As a result, after these transactions Mr. Dollinger owned 66,666 Common Shares, the remaining balance of 333,334 continued to vest 1/12 each month. Due to such vesting, in October, November and December 2023, Mr. Dollinger was issued 250,002 vested Common Shares. As of the date of this Registration Statement, Mr. Dollinger owns a total of 316,667 Common Shares.

On January 16, 2023, we entered into a share exchange agreement with PlantX Life, as amended by Amendment No. 1 thereto, dated February 28, 2023 and Amendment No. 2 thereto, dated September 27, 2023, pursuant to which we acquired all of the capital stock of the following PlantX Life wholly owned direct and indirect subsidiaries: PlantX Living Inc., Vegaste Technologies US Corp., Little West LLC, Plant-Based Deli, LLC, WS West LLC, and Little West Holdings LLC and all of the capital stock owned by PlantX Life in two of its majority owned subsidiaries: Eh Coffee Corp., and Portfolio Coffee Inc., in consideration for the issuance to PlantX Life of 6,000,000 of our Common Shares. The share exchange transaction was consummated on October 6, 2023. In connection with this share exchange agreement, Veg House Illinois and PlantX Midwest Inc. (“PlantX Midwest”), a wholly-owned subsidiary of PlantX Life, entered into a management agreement for a property currently leased by PlantX Midwest located at 804 W. Montrose Avenue, Chicago, Illinois 60613 which will contain our vegan food hall and an e-commerce fulfillment center. Veg House Illinois will manage and operate the food hall. We refer to this property as the Illinois Property. Under the management agreement, Veg House Illinois will pay PlantX Midwest a monthly rent. Veg House Illinois will receive all the revenue of the food hall after deducting (i) the monthly rent owed to PlantX Midwest and (ii) all expenses of operation of the food hall.

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On February 27, 2023, we formed Veg House Illinois Inc., an Illinois corporation, which we refer to as Veg House Illinois, with an authorized capital stock consisting of 5,000 shares of common stock, par value $0.0001 per share. Sean Dollinger, our founder and special advisor, is the sole director and executive officer of Veg House Illinois. On the date of its formation, Veg House Illinois issued to us one (1) share of its common stock constituting 100% of its issued and outstanding shares of capital stock, making it our wholly-owned subsidiary.

On March 7, 2023, we conducted a private placement of our Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 750,000 Common Shares at $1.00 per share for a total of $750,000 and total net proceeds of $675,000 after deducting the placement agent commission and non-accountable expense allowance pursuant to our March 2023 private placement. Boustead Securities, LLC (“Boustead”) acted as placement agent and we issued 52,500 Common Share purchase warrants to Boustead in connection with their services as placement agent.

On April 12, 2023, we amended our memorandum and articles of association to institute a dual class share structure consisting of Class A Common Shares, and Class B Common Shares, and any number of classes of preferred shares. Due to this amendment, the Company’s authorized share capital became 500,000,000 shares, consisting of: (i) 450,000,000 common shares, par value $0.0001 per share, of which 25,000,000 shares are designated Class A Common Shares, $0.0001 par value per share, and 425,000,000 shares are designated Class B Common Shares, $0.0001 par value per share; and (ii) 50,000,000 “blank check” preferred shares, $0.0001 par value per share. Of the 9,750,000 Common Shares issued and outstanding at the time of the amendment (i) 2,000,000 became Class A Common Shares and 7,750,000 became Class B Common Shares.

On August 16, 2023, the Company repurchased and cancelled 2,000,000 of the Company’s Class A Common Shares pursuant to a Cancellation Agreement dated August 14, 2023 between the Company and four shareholders.

On September 21, 2023, Pawitter Sidhu, owner of 375,000 Class B Common Shares sold all of his shares in a private transaction at $1.00 per share to the following persons (i) 250,000 Class B Common Shares to 2200049 AB Inc., (ii) 100,000 Class B Common Shares to Phoenix Energy Corporation Ltd. and (iii) 25,000 Class B Common Shares to Stuart Turner. The Company did not receive any proceeds from the share transfer transaction.

On September 21, 2023, we further amended our memorandum and articles of association to amend the share structure by (i) eliminating a dual class share structure consisting of the Class A Common Shares and Class B Common Shares and establishing a single Common Share structure consisting of Common Shares only, with 500,000,000 authorized shares being all designated as common shares with a par value of $0.0001 per share (the “Single Common Share

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Structure”), entitled to one (1) vote per share; and by (ii) eliminating all authorized “blank check” preferred shares. All 7,841,666 Class B Common Shares issued and outstanding at the time of the amendment became Common Shares.

For more information about the amendment to our memorandum and articles of association, see the sections titled “Business – Our Corporate History and Structure – Single Common Share Structure” and “Description of Share Capital.”

On September 22, 2023, PlantX Life Inc. surrendered its 6,000,000 Common Shares that were originally issued as 6,000,000 Class B Common Shares, as the shares were issued in error.

On September 22, 2023, we completed a private placement of our Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 425,000 Common Shares at $1.00 per share for a total of $425,000.

On October 3, 2023, we entered into a special advisor agreement with Sean Dollinger, pursuant to which Sean Dollinger will provide general business and corporate advice in connection with the Offering to the Company. In consideration for the advisor’s services, the Company will pay Sean Dollinger a fee of USD$15,000 per month in cash.

On October 4, 2023, we entered into advisor agreements with certain advisors, pursuant to which the advisors will provide business and corporate advice in connection with the Offering to the Company. In consideration for the advisor’s services, the Company issued 350,000 shares of Common Shares to 6 individuals and entities, for an aggregate of 2,100,000 shares of Common Shares.

On October 4, 2023, Sean Dollinger transferred 400,000 Common Shares to Ourida Bouadjadja and 200,000 Common Shares to MG Investment Consultants pursuant to private placement transactions.

On October 4, 2023, we completed a private placement of our Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 1,836,973 Common Shares at $1.00 per share for a total net proceeds of $1,769,635. Dominari Securities LLC (“Dominari”) acted as placement agent and we issued 32,000 Common Share purchase warrants to Dominari in connection with their service as placement agent.

On October 6, 2023, Sean Dollinger surrendered 333,334 unvested Common Shares of his 1,000,000 Common Shares that began vesting on February 18, as the shares were issued in error.

On October 6, 2023, PlantX Life Inc. received 6,000,000 Common Shares pursuant to the share exchange agreement with the Company.

Immediately prior to this Offering, there are 12,028,641 Common shares issued and outstanding.

Our website can be found at www.veghouse.co. The information contained on our websites is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our Common Shares.

Implications of Being an Emerging Growth Company

Upon the completion of this Offering, we will qualify as an “emerging growth company” under the Jumpstart Our Business Act of 2012, as amended, or the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (iii) the date on which we have, during the preceding three year period, issued more

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than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which could occur if the market value of our Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

Once the registration statement of which this prospectus is a part is declared effective by the U.S. Securities and Exchange Commission, or the SEC, we will become subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements we will file certain reports with the SEC. As a foreign private issuer, we may take advantage of certain provisions under the rules that allow us to follow Cayman law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the U.S. Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

●	the majority of our executive officers or directors are U.S. citizens or residents;

●	more than 50% of our assets are located in the United States; or

our business is administered principally in the United States.

Implications of Being a Controlled Company

Upon the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because we expect that PlantX Life, will hold [*]% of our total issued and outstanding Common Shares, i.e., it will own a majority of our total issued and outstanding Common Shares and will be able to exercise [*]% of the total voting power of our issued and outstanding share capital. For so long as we remain a “controlled company,” we are permitted to elect to rely, and may so rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

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As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Stock Market Rules, we could elect to rely on it in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon the completion of this Offering. Our status as a “controlled company” could cause our Common Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please refer to the paragraph titled “Risk Factors – Our significant shareholder has considerable influence over our corporate matters.”

Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the combined financial statements are issued.

The Company will require approximately $1.2 million to fund operations for the next 12 months and believes upon successful completion of the IPO it will have sufficient cash to meet the working capital, capital expenditure, and debt repayment for the next 12 months. The Company’s accumulated shareholder’s losses as of the six months ended September 30, 2023 and three month ended March 31, 2023 as per the audited and reviewed combined financial statements were $1,315,577 million and $621,371, respectively. The current debt obligations of the Company consist solely of obligations to its subsidiaries (a) $30,000.00 due to EH Coffee Corp. in January 2024 and (b) $871 per month payable to WS West LLC. The monthly payable to WS West LLC results from a loan amounting to $150,000 from the Small Business Administration with interest at 3.75% over 30 years, the carrying value of the loan as at September 30, 2023 was $143,421.

The Company does not anticipate incurring any other debt obligations in the next 12 months.

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained net losses through September 30, 2023. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

Please see “Risk Factors— Our auditor has expressed substantial doubt about our ability to continue as a going concern.”

Notes on Prospectus Presentation

We are responsible for the information contained in this prospectus. Certain market data and other statistical information contained in this prospectus are based on information from independent industry organizations, publications, surveys and forecasts that are publicly available. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the plant-based food industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

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The Offering

Shares offered:	[*] Common Shares (or [*] Common Shares if the underwriters exercise the over-allotment in full).

Offering price:	We currently estimate that the public offering price will be between $[*] and $[*] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus).

Shares outstanding as of the date of this prospectus:	12,028,641 Common Shares.

Shares to be outstanding after this Offering: (1)	[*] Common Shares (or [*] Common Shares if the underwriters exercise the over-allotment option in full).

Over-allotment option:	We will grant a 45-day option to the underwriters, in the Company’s sole discretion, to purchase up to [*] additional Common Shares, representing 15% of the Common Shares sold in this Offering, at the public offering price, less the underwriting discount and commissions.

Representative’s warrant:	We have agreed to issue to the Representative a warrant to purchase a number of Common Shares equal in the aggregate to 5% of the total number of Common Shares sold in this Offering. The Representative’s warrant will be exercisable at a per share exercise price equal to the initial public offering price per share of Common Shares sold in this Offering. The Representative’s warrant will be non-transferrable and non-exercisable for six (6) months from the effective date of the Registration Statement and will expire two (2) years and six (6) months after the closing date of this Offering. The registration statement of which this prospectus forms a part also registers the Common Shares issuable upon exercise of the Representative’s warrant. See “Underwriting” for more information.

Use of proceeds:

We expect to receive net proceeds of approximately $[*] million from this Offering (or $[*] million if the underwriters exercise the over-allotment option in full), based on an assumed initial public offering price of $[*] per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated Offering expenses payable by us.

We intend to use the net proceeds from this Offering for product development, sales and marketing and working capital and general corporate purposes, including the completion of our vegan food hall in Uptown Chicago, sales and marketing, and working capital and general corporate purposes. See “Use of Proceeds” for more information.

Risk factors:	Investing in our Common Shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page [*] before deciding to invest in our Common Shares.

Lock-up Agreements:	All of our officers and directors as well as holders of 10% or greater of our Common Shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of securities of the Company for a period of 180 days after the closing of this Offering. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”

Trading market and symbol:	We plan to apply to list our Common Shares on Nasdaq under the symbol “VEG”. The closing of this Offering is contingent upon such listing.

(1)	The number of Common Shares outstanding immediately following this Offering is based on [*] Common Shares outstanding as of the date of this prospectus and excludes:

●	1,000,000 Common Shares that will be reserved for issuance under the Veg House Holdings Inc. 2023 Equity Incentive Plan, or the 2023 Plan;

●	[*] Common Shares ([*] Common Shares if the underwriters exercise the over-allotment option in full) issuable upon exercise of a warrant to be issued to the underwriters in connection with this Offering;

●	52,500 Common Shares issuable upon exercise of a warrant to be issued to Boustead Securities, LLC in connection with this Offering;

●	32,000 Common Shares issuable upon exercise of a warrant to be issued to Dominari Securities LLC in connection with this Offering; and

●	[*] Common Shares issuable upon the underwriters’ exercise of the over-allotment option in full.

Unless otherwise indicated, this prospectus reflects and assumes no exercise by the underwriters of their over-allotment option.

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Summary Consolidated Financial Information

The following summary historical financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

The following summary consolidated financial data as of and for the fiscal years ended March 31, 2023 and 2022 are derived from our audited consolidated financial statements included elsewhere in this prospectus, and for the quarter ended September 30, 2023, are derived from our unaudited financial statements included elsewhere in this prospectus.

Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of our future performance.

	Six Months Ended September 30,		Year Ended March 31,
	2023	2022	2023	2022
	(Unaudited)
Revenues	$1,755,296	$2,238,215	$3,837,595	$2,551,391
Cost of revenue	1,201,572	1,605,509	2,688,768	1,749,674
Gross profit	553,724	632,706	1,148,827	801,717
Operating expenses	1,776,494	1,582,700	3,405,817	2,677,849
Operating loss	(1,222,770)	(949,994)	(2,256,990)	(1,876,132)
Other income (expense)	(17,166)	(17,522)	(49,282)	49,757
Net loss	$(1,239,936)	$(967,516)	$(2,306,272)	$(1,826,375)

	September 30, 2023	March 31, 2023	March 31, 2022
	(Unaudited)
Cash	$615,393	$58,903	$220,781
Current assets	1,330,259	817,346	867,998
Non-current assets	323,127	308,990	431,277
Total assets	1,653,386	1,126,336	1,299,275
Current liabilities	947,792	1,168,633	1,028,188
Non-current liabilities	175,083	297,242	324,158
Total liabilities	1,122,875	1,465,875	1,352,346
Shareholders’ equity (deficit)	530,511	(339,539)	(53,071)
Total liabilities and shareholders’ equity (deficit)	$1,653,386	$1,126,336	$1,299,275

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Summary of Risk Factors

An investment in our Common Shares involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

Risks Related to Our Business and Industry

●	Our founder and special advisor, Sean Dollinger, has been the subject of a compliance review that was initiated by the British Columbia Securities Commission, and has not formally been concluded, in connection with the sale of a subsidiary by Namaste Technologies Inc. when Mr. Dollinger was the Chief Executive Officer there, which was also the subject of a class action proceeding settled in New York in 2019 and Ontario in 2020 for insurance value, and if the British Columbia Securities Commission or any other regulatory agency takes additional action against Mr. Dollinger, our business could be materially adversely affected.

●	If we fail to successfully improve our customer experience, including by continuing to develop new product offerings and enhancing our existing product offerings, our ability to attract new customers and retain existing customers may be materially adversely affected.

●	If the products we sell are not safe or otherwise fail to meet our customers’ expectations, we could lose customers, incur liability for any injuries suffered by customers using or consuming a product we sell or otherwise experience a material impact to our brand, reputation and financial performance. We are also subject to reputational and other risks related to third-party sales on our digital platforms.

●	Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

●	Changes in consumer tastes and preferences or in consumer spending due to inflation or otherwise, and other economic or financial market conditions could materially adversely affect our business.

●	Our ability to source quality ingredients and other products is critical to our business, and any disruption to our supply or supply chain could materially adversely affect our business.

●	The reliable and cost-effective storage, transport and delivery of ingredients and our other product offerings is critical to our business, and any interruptions, delays or failures could materially adversely affect our reputation, business, financial condition and operating results.

●	Any failure to adequately store, maintain and deliver quality perishable foods could materially adversely affect our business, financial condition and operating results.

●	Our growth strategy may involve mergers and acquisitions, which could be difficult to implement and may disrupt our business or change our business profile significantly.

●	Our auditor has expressed substantial doubt about our ability to continue as a going concern.

Risks Related to Government Regulation and Being a Public Company

●	We are subject to extensive governmental regulations, which require significant expenditures and ongoing compliance efforts.

●	Even inadvertent, non-negligent or unknowing violations of federal, state or local regulatory requirements could expose us to adverse governmental action and materially adversely affect our business, financial condition and operating results.

●	Changes to law, regulation, or policy applicable to foods could leave us vulnerable to adverse governmental action and materially adversely affect our business, financial condition and operating results.

●	Our facilities and operations are governed by numerous and sometimes conflicting registration, licensing and reporting requirements.

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●	Government regulation of the Internet, e-commerce and other aspects of our business is evolving, and we may experience unfavorable changes in or failure to comply with existing or future regulations and laws.

●	Our business is subject to certain laws regarding data protection, privacy, and information security, as well as confidentiality obligations under various agreements, and our actual or perceived failure to comply with such obligations could damage our reputation, expose us to litigation risk and adversely affect our business and operating results.

●	We operate in non-United States markets and are subject to the United States Foreign Corrupt Practices Act, or the FCPA, as well anti-corruption laws and regulations in other countries. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

●	The requirements of being a public company may strain our resources.

●	We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

Risks Related to This Offering and Ownership of Our Common Shares

●	There has been no public market for our Common Shares prior to this Offering, and an active market in which investors can resell their shares may not develop.

●	Certain recent initial public offerings of companies with relatively small public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Common Shares may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Common Shares.

●	You will experience immediate and substantial dilution as a result of this offering.

●	We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	There are anti-takeover provisions in our post-offering amended and restated memorandum and articles of association that may cause conflicts of interest with our shareholders.

●	As we are incorporated under the laws of the Cayman Islands, and the Cayman Islands has recently been added to the EU AML high-risk third countries list, it is unclear if and how this designation will impact us.

●	As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements. There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

●	We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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RISK FACTORS

An investment in our Common Shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our Common Shares. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Our  founder and special advisor, Sean Dollinger, has been the subject of a compliance review that was initiated by the British Columbia Securities Commission, and has not formally been concluded, in connection with the sale of a subsidiary by Namaste Technologies Inc. when Mr. Dollinger was the Chief Executive Officer there, which was also the subject of a class action proceeding settled in New York in 2019 and Ontario in 2020 for insurance value, and if the British Columbia Securities Commission or any other regulatory agency takes additional action against Mr. Dollinger, our business could be materially adversely affected.

Sean Dollinger, our founder and special advisor, was the Chief Executive Officer of Namaste Technologies Inc., or Namaste, a Canadian public company, from June 2015 to February 2019. In October 2017, Namaste sought to list its securities on the TSX Venture Exchange, or TSXV. During that time, the TSXV and the Toronto Stock Exchange, or TXV, advised their listed issuers that they could not hold interests in any entities engaging in activities related to cannabis in the United States. After receiving the TSXV Notice, Namaste sought to divest one of its subsidiaries who would be the subject of the TSXV’s notice, Dollinger Enterprises US Inc., or Dollinger US. On November 28, 2017, in a transaction approved by the Namaste board of directors, Namaste sold Dollinger US to ESC Hughes Holdings Ltd, or ESC Hughes, a company owned by David Hughes, who was acting as Chief Marketing Officer of Namaste through his wholly owned consulting firm, ORH Marketing Ltd. In an Investor call on November 29, 2017, Mr. Dollinger affirmed that the $400,000.00 purchase price for Dollinger US was fair market value and that the deal was conducted at arm’s length.

On September 13, 2018, and October 4, 2018, Citron Research, a company controlled by US-based short-seller Andrew Left, released two reports on Namaste. In those reports, Citron Research made allegations of securities fraud relating to the sale of Dollinger US. On October 9, 2018, and October 10, 2018, the British Columbia Securities Commission’s (“BCSC”) compliance department, which is a separate and distinct group from the BCSC’s enforcement department, issued comment letters to Namaste containing requests for information regarding the allegations in Citron Research’s report. Namaste responded to the letter and stated that neither ESC Hughes nor David Hughes was then, or is now, a “related party” to the Company (as defined in Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions) as neither ESC Hughes nor David Hughes individually, or in aggregate, held then, or hold now, greater than 10% of the outstanding securities of Namaste. Mr. Dollinger departed from Namaste in February 2019 but has offered his full cooperation to the BCSC in all requests. The BCSC has not filed an action against Mr. Dollinger, or Namaste, because of the Dollinger US transaction.

In connection with the sale of Dollinger US, on October 19, 2018, a class action complaint was filed in the Ontario Superior Court of Justice against Namaste and its former CEO, Sean Dollinger, and COO, Philip Van Den Berg on behalf of those who acquired securities of Namaste during certain time periods, alleging that the Defendants made misrepresentations of material facts relating to Namaste’s business, operations, and finances by omitting from core documents, non-core documents and statements, material facts about the sale of Dollinger US. The complaint asserted causes of action for misrepresentations with respect to securities under Section 138.3 of Ontario Securities Act (imposing liability “Where a responsible issuer or a person or company with actual, implied or apparent authority to act on behalf of a responsible issuer releases a document that contains a misrepresentation …”) and common law claims for secondary market negligent and fraudulent misrepresentations. The Ontario Court approved a settlement agreement on July 22, 2019, in which the plaintiffs received $2,150,000.00, paid out by Namaste’s insurance policy, and the defendants, including Mr. Dollinger, did not make any admissions of guilt, liability, or wrongdoing. We do not believe that Mr. Dollinger’s involvement in this class action, which was settled without any admissions of guilt or

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wrongdoing or liability, will have any effect on our ability to operate our business, the price of our Common Shares, or the results of our operations.

Additionally, on November 19, 2018, a class action complaint was filed in the United States District Court for the Southern District of New York against Namaste, Sean Dollinger, Philip Van Den Berg, and former CFO, Kenneth Ngo, on behalf of persons and entities who or which purchased or otherwise acquired shares of Namaste common stock traded on the over-the-counter market between November 29, 2017, and March 6, 2019. In that claim, plaintiffs alleged violations of Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 based on allegations that the defendants made false or misleading statements or failed to disclose that Namaste did not disclose that it had sold Dollinger US to Namaste executives and, consequently, Namaste did not sell Dollinger US in an arm’s length transaction, and as a result, Namaste’s public statements were materially false and misleading at all relevant times relating to the sale of Dollinger US. The District Court in this case approved a settlement agreement on March 11, 2020, in which the plaintiffs were awarded $2,750,000.00, paid out by Namaste’s insurance policy, and the defendants, including Mr. Dollinger, did not make any admissions of guilt, liability, or wrongdoing. We do not believe that Mr. Dollinger’s involvement in this class action, which was settled without any admissions of guilt or wrongdoing or liability, will have any effect on our ability to operate our business, the price of our Common Shares, or the results of our operations.

Regarding the BCSC compliance review and correspondence with Mr. Dollinger, we believe that it is reasonable to infer from the length of time that has passed since the last contact from the BCSC, though not a certainty, that the BCSC compliance department has concluded its review into Mr. Dollinger. Additionally, we believe it is reasonable to infer that, had the BCSC enforcement department, which has a six-year statute of limitations as to actionable securities fraud, found wrongdoing involving the matter described above, the BCSC enforcement department likely would have contacted Mr. Dollinger or his lawyer by now, though, again, that inference is by no means a certainty. We do not believe that there is an ongoing BCSC investigation or review in which Mr. Dollinger is a subject, however, we have not received formal confirmation to that effect, and we will likely never receive formal confirmation of that fact since the BCSC does not make public their confidential investigations. If there is an active investigation or review of Mr. Dollinger by the BCSC or any other enforcement division of a regulatory agency, and that review results in an enforcement action against him by the BCSC or any other regulatory agency, then the filing of that action or the result thereof could cause a diversion of the time that Mr. Dollinger has to spend on our business and otherwise may have a have a material adverse impact on the price of our Common Shares and the results of our operations.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands exempted company. We are organized as a holding company, and accordingly, our assets are our direct and indirect equity interests in our subsidiaries. We are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Common Shares. We may also have tax costs in connection with any dividend or distribution. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Common Shares, could be restricted under current or future financing arrangements to which we or our subsidiaries are or may become parties in the future and may require us to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Restrictions on our ability to make dividends, or inability to obtain timely waivers for such distributions, could have a material impact on our cash flows from operations and financial condition.

If we fail to successfully improve our customer experience, including by continuing to develop new product offerings and enhancing our existing product offerings, our ability to attract new customers and retain existing customers may be materially adversely affected.

Our customers have a wide variety of options for purchasing food, including traditional and online grocery stores and restaurants, and consumer tastes and preferences may change from time to time, including as a result of the COVID-19 pandemic and the resulting restrictions that were effected throughout most of the United States, Canada, and the European Union, which limited some of these options for consumers. Our ability to retain existing customers, attract new customers and increase customer engagement with us will depend in part on our ability to successfully

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improve our customer experience, including by continuing to create and introduce new product offerings, improving upon and enhancing our existing product offerings and strengthening our customers’ digital interactions with our brand and products, including online and mobile. As a result, we may introduce significant changes to our existing product offerings, develop and introduce new and unproven product offerings, revise our customers’ digital experiences and/or offer our products through new distribution channels. If our new or enhanced product offerings are unsuccessful, including because they fail to generate sufficient revenue or operating profit to justify our investments in them, we may be unable to attract or retain customers and our business and operating results could be materially adversely affected.

Furthermore, new or shifting customer demands, tastes or interests, superior competitive offerings or a deterioration in our product quality or our ability to bring new or enhanced product offerings to market quickly and efficiently could negatively affect the attractiveness of our products and the economics of our business and require us to make substantial changes to and additional investments in our product offerings or business model.

Developing and launching new product offerings or enhancements to our existing product offerings involves significant risks and uncertainties, including risks related to the reception of such product offerings by our existing and potential customers, increases in operational complexity, unanticipated delays or challenges in implementing such offerings or enhancements, increased strain on our operational and internal resources (including an impairment of our ability to accurately forecast demand and related supply), inability to adequately support new offerings or enhancements with sufficient marketing investment and negative publicity in the event such new or enhanced product offerings are perceived to be unsuccessful.

Changes in laws and government regulations to which we are currently subject, including changes to the method or approach of enforcement, may increase our costs or limit our ability to market our alcohol brands and the brands of our clients, which could adversely affect our operating results and business.

A complex multi-jurisdictional regime governs alcoholic beverage manufacturing, distribution, sales, and marketing in the United States. The alcoholic beverages industry in which we operate is subject to extensive regulation by the TTB (and other federal agencies), each state’s liquor authority, and potentially local authorities depending on location. These regulations and laws dictate such matters as licensing requirements, production, importation, ownership restrictions, trade, and pricing practices, permitted distribution channels, delivery, and prohibitions on sales to minors, permitted, and required labeling, and advertising and relations with wholesalers and retailers. These laws, regulations and licensing requirements may, and sometimes are, interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other legal mandates or with the Company’s business practices. Further, these laws, rules, regulations, and interpretations are constantly changing because of litigation, legislation, and agency priorities, and could result in increased regulation. The Company’s actual or asserted non-compliance with any such law, regulation or requirement could expose us to investigations, claims, litigation, injunctive proceedings and other criminal or civil proceedings by private parties and regulatory authorities, as well as license suspension, license revocation, substantial fines, and negative publicity, any of which could adversely affect our results of operations, financial condition, and business.

Government laws and regulations may result in increased production and sales costs, including an increase on the applicable tax in various state, federal and foreign jurisdictions in which we do business. Changes in these laws and regulations that tighten current rules could have an adverse impact on sales or increase costs to produce, market, package or sell alcohol. Changes in regulation that require significant additional source data for registration and sale, in the labelling or warning requirements, or limitations on the permissibility of any component, condition or ingredient, in the places in which our alcohol can be legally sold could inhibit sales of affected products in those markets.

The alcohol industry is subject to extensive regulation by a number of federal, state, and local authorities. These regulations and laws dictate such matters as trade and pricing practices, permitted distribution channels, permitted and required labeling, and advertising. New or updated regulations, requirements, or licenses, particularly changes that impact our ability to sell direct to customer and/or retain accounts in the states in which it operates, or new or increased excise taxes, income taxes, sales taxes or international tariffs, could have an indirect, material adverse effect on our financial condition or results of operations. From time to time, states consider proposals to increase state alcohol excise taxes. New or revised regulations or increased licensing fees, requirements or taxes could have an indirect, material adverse effect on our business, financial condition, and results of operations.

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If the products we sell are not safe or otherwise fail to meet our customers’ expectations, we could lose customers, incur liability for any injuries suffered by customers using or consuming a product we sell or otherwise experience a material impact to our brand, reputation and financial performance. We are also subject to reputational and other risks related to third-party sales on our digital platforms.

Our customers count on us to provide them with safe products. Concerns regarding the safety of food products that we source from our suppliers or that we prepare and then sell could cause customers to avoid purchasing certain products from us, or to seek alternative sources of supply for all of their food needs, even if the basis for the concern is outside of our control. Any lost confidence on the part of our customers would be difficult and costly to reestablish and such products also expose us to food safety claims. As such, any issue regarding the safety of any food products we sell, regardless of the cause, could adversely affect our brand, reputation and financial performance.

In addition, third parties sell goods on some of our e-commerce platforms. Whether laws related to these marketplace transactions apply to us is currently unsettled and any unfavorable changes could expose us to loss of sales, reduction in transactions and deterioration of our competitive position. In addition, we may face reputational, financial and other risks, including liability, for third-party sales of goods that are controversial, counterfeit, pirated, or stolen, or otherwise fail to comply with applicable law or the proprietary rights of others. Although we impose contractual terms on sellers that are intended to prohibit sales of certain type of products, we may not be able to detect, enforce, or collect sufficient damages for breaches of such agreements. Any of these events could have a material adverse impact on our business and results of operations and impede the execution of our e-commerce growth.

Increased competition presents an ongoing threat to the success of our business.

We expect competition in food sales generally, and with companies providing food delivery in particular, to continue to increase. We compete with other food companies, the supermarket industry, including online supermarket retailers, and a wide array of food retailers (including natural and organic, specialty, conventional, mass, discount and other food retail formats). We also compete with a wide array of casual dining and quick-service restaurants and other food service businesses in the restaurant industry, as well as a broad range of online wine retailers, wine specialty stores and retail liquor stores. In addition, we compete with food manufacturers, consumer packaged goods companies, and other food and ingredient producers.

We believe that our ability to compete depends upon many factors both within and beyond our control, including:

●	our marketing efforts;
●	the flexibility and variety of our product offerings relative to our competitors, and our ability to timely launch new product initiatives;
●	the quality and price of products offered by us and our competitors;
●	our reputation and brand strength relative to our competitors;
●	customer satisfaction;
●	consumer tastes and preferences and trends in consumer spending, which have changed, and may continue to change, in response to macroeconomic factors, like inflation, the impact of the COVID-19 pandemic or otherwise;
●	the size and composition of our customer base;
●	the convenience of the experience that we provide;
●	the strength of our food safety and quality program;
●	our ability to comply with, and manage the costs of complying with, laws and regulations applicable to our business, including the regulations relating to COVID-19; and
●	our ability to cost-effectively source and distribute the products we offer and to manage our operations.

Some of our current competitors have, and potential competitors may have, longer operating histories, larger or more efficient fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing and other resources and larger customer bases than we do. In addition, business combinations and consolidation in and across the industries in which we compete could further increase the competition we face and result in competitors with significantly greater resources and customer bases than us. Further, some of our other current or potential competitors may be smaller, less regulated, and have a greater ability to reposition their product offerings than companies that, like us, operate at a larger scale. These factors may allow our competitors to derive greater sales and profits from their existing customer base, acquire customers at lower costs, respond more quickly than we can to changes in consumer demand and tastes, or otherwise compete with us effectively, which may adversely affect our business and results of operations.

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Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents (including food tampering or contamination) caused by products we sell or involving suppliers that supply us with ingredients and other products, could result in the discontinuance of sales of these products or our relationships with such suppliers, or otherwise result in increased operating costs or harm to our reputation. Shipment of adulterated products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits brought by consumers, consumer agencies or others. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our insurance policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources, which could impact our ability to execute and accelerate our growth strategy.

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination, whether or not caused by our products, could subject us or our suppliers to a food recall pursuant to the Food Safety Modernization Act of the United States Food and Drug Administration, or FDA, and the Safe Food for Canadians Act, the Canadian Food Inspection Agency Act and comparable state and provincial laws. The risk of food contamination may be also heightened further due to changes in government funding or a government shutdown.

We could be subject to food recalls both now, and in the future. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost net revenues due to customer credits and refunds, lost future sales due to the unavailability of the product for a period of time and potential loss of existing customers and a potential negative impact on our ability to retain existing customers and attract new customers due to negative consumer experiences or as a result of an adverse impact on our brand and reputation. However, we believe our exposure to food recalls is limited to our private label plant-based food products, and the food offered in our XMarket locations and Vegan Food Halls. We do not expect our business to be impacted by any food recalls involving the third-party products we sell on our e-commerce platforms; however, the regulation of food products is always changing, and this could change in the future.

In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. Beginning in July 2019, FDA requires companies like us to analyze, prepare and implement “food defense” mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and operating results.

Changes in consumer tastes and preferences or in consumer spending due to inflation or otherwise, and other economic or financial market conditions could materially adversely affect our business.

Our operating results may be materially adversely affected by changes in consumer tastes and preferences. Our future success depends in part on our ability to anticipate the tastes, eating habits and lifestyle preferences of consumers and to offer products that appeal to consumer tastes and preferences. Consumer tastes and preferences may change from time to time and can be affected by a number of different trends and other factors that are beyond our control. For example, our net revenue could be materially adversely affected by changes in consumer demand in response to nutritional and dietary trends, dietary concerns regarding items such as calories, sodium, carbohydrates or fat, or concerns regarding food safety. Our competitors may react more efficiently and effectively to these changes than we can. We cannot provide any assurances regarding our ability to respond effectively to changes in consumer health perceptions or our ability to adapt our product offerings to trends in eating habits. If we fail to anticipate, identify or react to these changes and trends, or to introduce new and improved products on a timely basis, or if we cease offering such products or fail

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to maintain partnerships that react to these changes and trends, we may experience reduced demand for our products which could materially adversely affect our business, financial condition and operating results.

In addition, the business of selling food products over the Internet is dynamic and continues to evolve. The market segment for food delivery has grown significantly, and this growth may not continue or may decline, including specifically with respect to the meal solutions sector. If customers cease to find value in this model or otherwise lose interest in our product offerings or our business model generally, we may not acquire new customers in numbers sufficient to sustain growth in our business or retain existing customers at rates consistent with our business model, and our business, financial condition and operating results could be materially adversely affected.

Furthermore, preferences and overall economic conditions, such as inflation, that impact consumer confidence and spending, including discretionary spending, could have a material impact on our business. Economic conditions affecting disposable consumer income such as employment levels, business conditions, higher rates of inflation, slower growth or recession, market volatility, negative impacts on the economy from the COVID-19 pandemic and related uncertainty, negative financial news, changes in housing market conditions, the availability of credit, interest rates, tax rates, new or increased tariffs, fuel and energy costs, the effect of natural disasters or acts of terrorism, and other matters, could reduce consumer spending or cause consumers to shift their spending to lower-priced alternatives, each of which could materially adversely affect our business, financial condition and operating results.

In addition to an adverse impact on demand for our products, uncertainty about, or a decline in, economic conditions could have a significant impact on our suppliers, logistics providers and other business partners, including resulting in financial instability, inability to obtain credit to finance operations and insolvency. Certain of our suppliers, and their manufacturing and assembly activities, are located outside the United States, and as a result our operations and performance depend on both global and regional economic conditions. These and other economic factors could materially adversely affect our business, financial condition and operating results.

Our ability to source quality ingredients and other products is critical to our business, and any disruption to our supply or supply chain could materially adversely affect our business.

Our brick-and-mortar grocery locations and private label products depend on frequent deliveries of ingredients and other products from a variety of local, regional, national and international suppliers, and some of our suppliers may depend on a variety of other local, regional, national and international suppliers to fulfill the purchase orders we place with them. The availability of such ingredients and other products at competitive prices depends on many factors beyond our control, including the number and size of farms and other suppliers that provide crops, and other raw materials that meet our quality and production standards.

We rely on our suppliers, and their supply chains, to meet our quality and production standards and specifications and supply ingredients and other products in a timely and safe manner. We have a dedicated purchasing team that is responsible for vetting the products that are added to our e-commerce platforms. However, no vetting measures can eliminate the possibility that suppliers may provide us with defective or out-of-specification products against which regulators may take action or which may subject us to litigation or require a recall. Suppliers may provide us with food that is or may be unsafe, food that is below our quality standards or food that is improperly labeled. In addition to a negative customer experience, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions if we incorporate a defective or out-of-specification item into one of our deliveries.

Furthermore, there are many factors beyond our control which could cause shortages or interruptions in the supply of our ingredients and other products, including adverse weather, environmental factors, natural disasters, prolonged utility outages, unanticipated demand, shipping and distribution issues, labor problems, public health crises, such as pandemics and epidemics, changes in law or policy, food safety issues by our suppliers and their supply chains, and the financial health of our suppliers and their supply chains. For example, any prolonged negative impact on our supply chain as a result of the COVID-19 pandemic, or otherwise, could materially and adversely impact our business, financial condition and operating results. Production of the agricultural products used in our business may also be materially adversely affected by drought, water scarcity, temperature extremes, scarcity of agricultural labor, changes in government agricultural programs or subsidies, import restrictions, scarcity of suitable agricultural land, crop conditions, crop diseases or crop pests. Failure to take adequate steps to mitigate the likelihood or potential

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effect of such events, or to effectively manage such events if they occur, may materially adversely affect our business, financial condition and operating results, particularly in circumstances where an ingredient or product is sourced from a single supplier or location.

In addition, unexpected delays in deliveries from suppliers that ship directly to our fulfillment centers or grocery stores or increases in transportation costs, including through increased fuel costs, could materially adversely affect our business, financial condition and operating results. Labor shortages or work stoppages in the transportation industry, long-term disruptions to the national transportation infrastructure, reduction in capacity and industry-specific regulations such as hours-of-service rules that lead to delays or interruptions of deliveries, whether as a result of the COVID-19 pandemic or otherwise, could also materially adversely affect our business, financial condition and operating results.

Any event causing a disruption or delay of imports from suppliers located outside of the United States, including weather, drought, crop-related diseases, the imposition of import or export restrictions, restrictions on the transfer of funds or increased tariffs, destination-based taxes, value-added taxes, quotas or increased regulatory requirements, could increase the cost or reduce the supply of our ingredients and product offerings and the other materials required by our product offerings, which could materially adversely affect our business, financial condition and operating results. Furthermore, our suppliers’ operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions, each of which could adversely affect our access or ability to source ingredients and other materials used in our product offerings on a timely or cost-effective basis.

Environmental, social and governance matters may impact our business and reputation.

There has been increased focus, including by consumers, investors and other stakeholders, as well as by governmental and non-governmental organizations, on environmental, social and governance, or ESG, matters. Although we have engaged in limited environmental, social or corporate governance initiatives at this time, we may undertake further and more extensive initiatives in the future. Any failure to meet our ESG commitments could negatively impact our business, financial condition and operating results. These impacts could be difficult and costly to overcome.

In addition, achieving any ESG initiatives may result in increased costs in our supply chain, fulfillment, and/or corporate business operations, and could deviate from our initial estimates and have a material adverse effect on our business and financial condition. In addition, standards and research regarding ESG initiatives could change and become more onerous for both for us and our third-party suppliers and vendors to meet successfully. Evolving data and research could undermine our claims and beliefs that we have made in reliance on current research, which could also result in costs, a decrease in revenue, and negative market perception that could have a material adverse effect on our business and financial condition.

The reliable and cost-effective storage, transport and delivery of ingredients and our other product offerings is critical to our business, and any interruptions, delays or failures could materially adversely affect our reputation, business, financial condition and operating results.

We maintain arrangements with third parties to store ingredients and other products, to deliver ingredients and other products from our suppliers to our fulfillment centers and to transport ingredients and other products between our fulfillment centers. Interruptions or failures in these services could delay or prevent the delivery of these ingredients and other products to us and therefore adversely affect our ability to fulfill our customers’ orders. These interruptions may be due to events that are beyond our control or the control of the third parties with whom we contract.

We also maintain arrangements with third-party transport carriers to deliver the food products we sell to our customers. Interruptions, delays or failures in these carrier services could prevent the timely or proper delivery of these products, which may result in significant product inventory losses given the highly perishable nature of our food products. These interruptions may be due to events that are beyond our control or the control of these carriers, including adverse weather, natural disasters and public health crises, such as pandemics and epidemics. If these carriers experience performance problems or other difficulties, we may not be able to deliver orders in a timely manner and meet customer expectations, and our business and reputation could suffer. For example, carrier interruptions and delays as a result of the COVID-19 pandemic or otherwise could impact our ability to deliver orders to our customers which could materially and adversely impact our business, financial condition and operating results. In addition, if we are not able

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to maintain acceptable pricing and other terms with these carriers, whether as a result of inflation or otherwise, and we do not increase the price of our product offerings, we may experience reduced operating margins.

Delivery of the products we sell to our customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the carriers we engage to make deliveries. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Any failure to adequately store, maintain and deliver quality perishable foods could materially adversely affect our business, financial condition and operating results.

Our ability to adequately store, maintain and deliver quality perishable foods is critical to our business. We store food products, which are highly perishable, in industrial refrigerators and or freezers that are in our fulfillment centers and ship those products to our customers inside boxes that are insulated with thermal or corrugate liners and frozen refrigerants to maintain appropriate temperatures in transit and use refrigerated third-party delivery trucks to support temperature control for shipments to certain locations. Keeping our food products at specific temperatures maintains freshness and enhances food safety. In the event of extended power outages, natural disasters or other catastrophic occurrences, failures of the refrigeration systems in our fulfillment centers or third-party delivery trucks, failure to use adequate packaging to maintain appropriate temperatures, or other circumstances both within and beyond our control, our inability to store highly perishable inventory at specific temperatures could result in significant product inventory losses as well as increased risk of food-borne illnesses and other food safety risks. Improper handling or storage of food by a customer-without any fault by us-could result in food-borne illnesses, which could nonetheless result in negative publicity and harm to our brand and reputation. Further, we contract with third parties to conduct certain fulfillment processes and operations on our behalf. Any failure by such third party to adequately store, maintain or transport perishable foods could negatively impact the safety, quality and merchantability of our products and the experience of our customers. The occurrence of any of these risks could materially adversely affect our business, financial condition, and operating results.

Disruptions in our data and information systems could harm our reputation and our ability to run our business.

We rely extensively on data and information systems for our supply chain, order processing, fulfillment operations, financial reporting, human resources and various other operations, processes, and transactions. Furthermore, a significant portion of the communication between our customers and suppliers and the storage of the personal data thereof, our personnel, depends on information technology. Our data and information systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches (including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data), catastrophic events, data breaches and usage errors by our employees or third-party service providers. Our data and information technology systems may also fail to perform as we anticipate, and we may encounter difficulties in adapting these systems to changing technologies or expanding them to meet the future needs of our business. If our systems are breached, damaged or cease to function properly, we may have to make significant investments to fix or replace them, suffer interruptions in our operations, incur liability to our customers and others or face costly litigation, and our reputation with our customers may be harmed.

We also rely on third parties for a majority of our data and information systems, including for third-party hosting and payment processing. If these facilities fail, or if they suffer a security breach or interruption or degradation of service, a significant amount of our data could be lost or compromised and our ability to operate our business and deliver our product offerings could be materially impaired. In addition, various third parties, such as our suppliers and payment processors, also rely heavily on information technology systems, and any failure of these systems could also cause loss of sales, transactional or other data and significant interruptions to our business. Any material interruption in the data and information technology systems we rely on, including the data or information technology systems of third parties, could materially adversely affect our business, financial condition and operating results.

Breaches of network or information technology security could have an adverse effect on our business, operating results, and financial condition.

Cyber-attacks or other breaches of network or IT security may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. The potential liabilities associated

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with these events could exceed the insurance coverage we maintain, if any. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in our market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material adverse effect on our business, operating results and financial condition.

Our growth and financial health are subject to a number of economic risks including substantial uncertainty of financial markets, changes in market preferences, and changes of general economic conditions.

The financial markets in the United States have experienced substantial uncertainty during recent years, particularly following the COVID-19 outbreak. This uncertainty has included, among other things, extreme volatility in securities prices, reduced liquidity and credit availability, rating downgrades of certain investments and declining values with respect to others. If capital and credit markets continue to experience uncertainty and available funds remain limited, we may not be able to obtain debt or equity financing or to refinance our existing indebtedness on favorable terms or at all, which could affect our strategic operations and our financial performance and force modifications to our operations. These conditions currently have not precluded us from accessing credit markets or financing our operations, but there can be no assurance that financial markets and confidence in major economies will not deteriorate.

In addition, we are vulnerable to changes in market preferences or other market changes, such as general economic conditions, recession and fears of recession, interest rates, tax rates and policies, and inflation. The U.S. is currently experiencing unusually high rates of inflation, and we may experience a compression in our margins as a result. The U.S. and global economies have in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, our existing and potential customers may choose not to expend the amounts that we anticipate based on our expectations with respect to the addressable market for the services we offer. There could also be a number of other effects from adverse general business and economic conditions on our business, including insolvency of any of our third-party suppliers or contractors, decreased market confidence, decreased interest in communications solutions, decreased discretionary spending and reduced customer demand for the services we offer, any of which could have a material adverse effect on our business, financial condition and results of operations.

Inflation and increases in interest rates could reduce demand for our products and thus could adversely impact our operating results.

Inflation and increases in interest rates could reduce the demand for our products which could limit our growth or reduce our net sales. Furthermore, current uncertainty in the economy due to inflation, and increases in interest rates may detrimentally influence the potential customers’ willingness to spend funds on our products.

Market interest rates are affected by many factors outside of our control, including governmental monetary policies, domestic and international economic conditions, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets. Rising interest rates tend to slow the economy as households and businesses have less money to spend on goods and services. As such, further increases in interest rates could adversely affect consumer purchases of our products which would have a material adverse effect on our operating results. Additionally, increasing interest rates may affect the Company’s financing activities, which could make it more difficult or expensive for the Company to secure inventory on a timely basis and adversely impact the Company’s ability to manage its accounts payable with suppliers. These increased costs will increase the Company’s operating costs and may require the Company to pass these costs to the consumer with increasing prices. Such increased prices could result in decreased sales and have a material adverse effect on our financial condition.

If we are unable to manage the increasing complexity of our business or achieve or manage our expected growth, our business could be adversely affected.

The complexity of our business has increased significantly over the last several years which will continue to place a strain on our management and our administrative, operational, and financial infrastructure. We anticipate further growth of headcount and facilities will be required to address expansion in our product and service offerings and the geographic scope of our customer base. However, if we are unsuccessful in our efforts, our business could decline.

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Our success will depend in part upon the ability of our senior management to manage our increased complexity and expected growth effectively. To do so, we must continue to hire, train, manage and integrate a significant number of qualified personnel. If our new employees perform poorly, or if we are unsuccessful in hiring, training, managing, and integrating these new employees, or retaining these or our existing employees, then our business may experience declines.

To support our expected growth, we must continue to improve our operational, financial and management information systems. If we are unable to manage our growth while maintaining our quality of service, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, then our business, prospects, financial condition, or operating results could be adversely affected.

If we are unable to recruit and retain key management, technical and sales personnel, our business would be negatively affected.

For our business to be successful, we need to attract and retain highly qualified technical, management and sales personnel. Our future success is substantially dependent on the continued service of Sean Dollinger, our founder and special advisor, our senior management team, in particular, Alexandra Hoffman, our Chief Executive Officer, and Julia Frank, our Chief Operations Officer. The failure to recruit additional key personnel when needed, with specific qualifications, on acceptable terms and with an ability to maintain positive relationships with our partners, might impede our ability to continue to develop, commercialize and sell our products and services. To the extent the demand for skilled personnel exceeds supply, we could experience higher labor, recruiting and training costs in order to attract and retain such employees. The loss of any members of our management team may also delay or impair achievement of our business objectives and result in business disruptions due to the time needed for their replacements to be recruited and become familiar with our business. We face competition for qualified personnel from other companies with significantly more resources available to them and thus may not be able to attract the level of personnel needed for our business to succeed.

If we fail to protect our intellectual property rights, we could lose our ability to compete in the marketplace.

Our intellectual property and proprietary rights are important to our ability to remain competitive and successful in the development of our products and our business. We expect to rely on a combination of trademark, copyright, and trade secret laws as well as confidentiality agreements and procedures, non-competition agreements and other contractual provisions to protect our intellectual property, other proprietary rights, and our brand. Our intellectual property rights may be challenged, invalidated, or circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees or competitors.

Furthermore, our competitors may independently develop technologies and products that are substantially equivalent or superior to our technologies and products, which could result in decreased revenues. Litigation may be necessary to enforce our intellectual property rights, which could result in substantial costs to us and substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors could use it to enhance their products. Our inability to adequately protect our intellectual property rights could adversely affect our business and financial condition, and the value of our brand and other intangible assets.

Seasonality could have a material impact on our results.

Seasonality and the timing of holidays has some impact on our business via the levels at which customers engage with our products and brand, and, as a result, our revenue and our expenses have fluctuated from quarter to quarter. For example, in the winter months and pre-holiday season (in the North and Northeastern parts of the United States and Canada) we expect engagement with our PlantX platform and vegan essential platforms to increase as consumers are more likely to stay indoors and utilize online delivery service. However, in the post-holiday winter months we have traditionally been slower. Sales in the summer months are consistent, but there is a decline in online sales as our customers tend to travel, dine at restaurants, and spend less time cooking and eating at home. In addition, we do expect a decline in sales during the spring break season for students when many families travel. Our marketing strategies are informed by these seasonal trends as we try to minimize the impact on our quarterly results of operations. These trends may cause our cash requirements to vary from quarter to quarter depending on the variability in the volume and timing of sales. We believe that these seasonal trends have affected and will continue to affect our quarterly results. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or

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for any year and sales growth for any particular future period may increase or decrease and are not indicative of results to be expected in any future period. If we fail to adequately account for the seasonality of our business, it could have a material impact on our operations and results thereof. For example, if we fail to adequately adjust our marketing practices, we could fail to capitalize on the key months of our year that entail the most revenue.

Our growth strategy may involve mergers and acquisitions, which could be difficult to implement and may disrupt our business or change our business profile significantly.

We may consider additional potential strategic transactions in the future, which could involve mergers, acquisitions of businesses or assets, joint ventures or investments in businesses, products or technologies that expand, complement, or otherwise relate to our current or future business. We may also consider, from time to time, opportunities to engage in joint ventures or other business collaborations with third parties to address particular market segments. Should our relationships fail to materialize into significant agreements, or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

These activities, if successful, create risks such as, among others:

●	the need to integrate and manage the businesses and products acquired with our own business and products;
●	additional demands on our resources, systems, procedures and controls;
●	disruption of our ongoing business; and
●	diversion of management’s attention from other business concerns.

Moreover, these transactions could involve: (a) substantial investment of funds or financings by issuance of debt or equity securities; (b) substantial investment with respect to technology transfers and operational integration; and (c) the acquisition or disposition of product lines or businesses. Also, such activities could result in one-time charges and expenses and have the potential to either dilute the interests of our existing shareholders or result in the issuance of, or assumption of debt. Such acquisitions, investments, joint ventures, or other business collaborations may involve significant commitments of financial and other resources. Any such activities may not be successful in generating revenue, income or other returns, and any resources we committed to such activities will not be available to us for other purposes. Moreover, if we are unable to access the capital markets on acceptable terms or at all, we may not be able to consummate acquisitions, or may have to do so on the basis of a less than optimal capital structure. Our inability to take advantage of growth opportunities or address risks associated with acquisitions or investments in businesses may negatively affect our operating results.

Additionally, any impairment of goodwill or other intangible assets acquired in an acquisition or in an investment, or charges to earnings associated with any acquisition or investment activity, may materially reduce our earnings. Future acquisitions or joint ventures may not result in their anticipated benefits, and we may not be able to properly integrate acquired products, technologies or businesses with our existing products and operations or successfully combine personnel and cultures. Failure to do so could deprive us of the intended benefits of those acquisitions. At this time, we do not have any merger or acquisition activities planned, and we do not expect to plan any merger or acquisition activities in the near future.

Our auditor has expressed substantial doubt about our ability to continue as a going concern.

As a result of recurring net losses and limited cash reserves, our independent auditor has included a going concern paragraph to its report on our financial statements for the fiscal years ended March 31, 2023 and March 31, 2022, respectively, due to the substantial doubt that exists in our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to achieve sustainable revenues and profitable operations. The financial statements included elsewhere in this filing, have been prepared on the basis that we will operate as a going concern, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should we be unable to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including Common Shares issued in this offering, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and

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financing, including funds to be raised in this offering. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if this offering is successful.

The complete integration of the operations of any companies that we may acquire in the future may prove to be more difficult, costly and time consuming than expected, which could cause us not to realize some or all of the anticipated benefits and synergies of such acquisitions.

The acquisitions of various plant-based food producers have involved substantial non-recurring costs, including significant transaction costs, regulatory costs, and integration costs, such as facilities, systems, and employment-related costs, and we may incur unanticipated costs or unknown liabilities which may be significant. Uncertainties associated with the manner in which the combined company following acquisitions will fare in the global economic environment may adversely affect the combined company’s business and operations. The operations of various concepts can lead us to incur unknown or new types of costs and liabilities, subject us to new regulatory and compliance frameworks, new market risks, involve operations in new geographies and challenging labor, regulatory and tax regimes as well as the execution and compliance costs and risks associated with such activities.

Uncertainties associated with acquisitions may adversely affect our brands’ respective abilities to attract and retain management and other key employees during the integration periods and may disrupt our businesses which could impact our ability to retain customers, adversely affecting each or all our concept’s respective businesses and operations, which could cause us not to realize some or all of the anticipated benefits of our acquisitions.

Our results could be adversely affected by natural disasters, public health crises, political crises, or other catastrophic events.

Natural disasters, such as hurricanes, tornadoes, floods, earthquakes, and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war, labor unrest, and other political instability; or other catastrophic events, such as disasters occurring at our manufacturing facilities, could disrupt our operations or the operations of one or more of our vendors. These types of events could impact our supply chain from or to the impacted region and could impact our ability to operate. In addition, these types of events could negatively impact consumer spending in the impacted regions. To the extent any of these events occur, our operations and financial results could be adversely affected.

Current market conditions and recessionary pressures in one or more of the Company’s markets could impact the Company’s ability to grow its business.

The U.S. and Canadian economies face continued concerns about the systemic impacts of adverse economic conditions such as the U.S. deficit, historically high inflation, volatile energy costs, geopolitical issues, the continued availability and cost of credit in the face of expected interest rate increases by the U.S. Federal Reserve and the Bank of Canada, ongoing supply chain disruptions, the ongoing impact of the COVID-19 pandemic, and unstable financial and real estate markets. Foreign countries, including those in the Euro zone, are affected by similar systemic impacts. Turbulence in the United States, Canadian and international markets and economic conditions may adversely affect the Company’s liquidity and financial condition, and the liquidity and financial condition of the Company’s customers. If these market conditions occur, they may limit the Company’s ability, and the ability of the Company’s customers, to replace maturing liabilities and to access the capital markets to meet liquidity needs, which could have a material adverse effect on the Company’s financial condition and results of operations. There is no assurance that the Company’s product and services will be accepted in the marketplace. To date, inflationary pressures have not had a material impact on the Company’s financial condition and results of operations, and we have not developed any plans or taken any action to mitigate such inflationary pressures. However, there is no assurance the inflationary pressures will not have a material effect on the Company’s financial condition and results of operations in the future. If inflationary pressures begin to have a material effect on the Company in the future, we may or may not develop plans to mitigate those pressures.

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The ongoing conflict between Ukraine and Russia could adversely affect our business, consolidated financial condition, and results of operations.

Russia’s recent military actions against Ukraine have led to an unprecedented expansion of export restrictions and sanctions imposed by the United States, the European Union, the United Kingdom, and numerous other countries against Russia and Belarus. In addition, Russian authorities have imposed significant currency control measures, other sanctions, and imposed other economic and financial restrictions. The situation is rapidly evolving, and further sanctions and export restrictions could negatively impact the global economy and financial markets and could adversely affect our business, consolidated financial condition, and results of operations.

The conflict may result in an increased likelihood of cyber-attacks that could directly or indirectly impact our operations. Any attempts by cyber attackers to disrupt our services or systems, or those of our vendors, suppliers, or customers, if successful, could harm our business both reputationally and financially. Measures to remediate such cyber-attacks may be costly and could have a material adverse effect on our business, financial condition, and results of operations. To date, we have not experienced any material disruptions to our infrastructure, supplies, technology systems, or networks resulting from the situation in Ukraine.

We cannot predict the progress, outcome, or impact of the conflict in Ukraine, Russia, or Belarus as the conflict, and any resulting government reactions, are beyond our control. We are actively monitoring the conflict in Ukraine to assess its impact on our business, as well as on our vendors, suppliers, customers, and other parties with whom we do business.

Worldwide and domestic economic trends and financial market conditions, including an economic decline in the plant-based food industry, may adversely affect our operating performance.

We intend to distribute our products and services in a number of countries and derive revenues. We expect our business will be subject to global competition and may be adversely affected by factors in Canada, the United States, and the United Kingdom, and other countries that are beyond our control, such as disruptions in financial markets, economic downturns in the form of either contained or widespread recessionary conditions, elevated unemployment levels, sluggish or uneven recovery, in specific countries or regions, or in the agricultural industry; social, political or labor conditions in specific countries or regions; natural and other disasters affecting our operations or our customers and suppliers; or adverse changes in the availability and cost of capital, interest rates, tax rates, or regulations in the jurisdictions in which we operate. Unfavorable global or regional economic conditions, including an economic decline in the agricultural industry, could adversely impact our business, liquidity, financial condition, and results of operations.

Exchange rate fluctuations could negatively affect our financial condition.

We conduct business in the United States, Canada, and the United Kingdom. Therefore, we have revenues and expenses denominated in US Dollars, Canadian dollars, and British Pounds among others. As a result, our business and share price may be affected by fluctuations between the Canadian dollar and the U.S. dollar, and the British Pound and the U.S. Dollar, which may have a significant impact on our reported results of operations and cash flows from period to period.

Our significant shareholder has considerable influence over our corporate matters.

PlantX Life beneficially owns and controls 6,000,000 Common Shares that correspond to 50.58% on a pre-Offering basis and [*]% on a post-Offering basis of our issued and outstanding Common Shares. PlantX Life will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Common Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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Our significant shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholder has, considerable influence over our corporate matters, its interests may differ from the interests of our company as a whole. The shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our Company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related to Government Regulation and Being a Public Company

We are subject to extensive governmental regulations, which require significant expenditures and ongoing compliance efforts.

We are subject to extensive federal, state and local regulations. Our food processing facilities and products are subject to various state and local health and agricultural agencies regulations. Applicable statutes and regulations governing food products include rules for labeling the content of specific types of foods, the nutritional value of that food and its serving size, as well as rules that protect against contamination of products by food-borne pathogens and food production rules addressing the discharge of materials and pollutants. Many jurisdictions also provide that food producers adhere to good manufacturing or production practices (the definitions of which may vary by jurisdiction) with respect to processing food. Recently, the FDA has begun to evaluate the possible need for new regulations for e-commerce food delivery companies, and future food-borne illness outbreaks or other food safety incidents related to produce could lead to further governmental regulation of our business or of our suppliers. In addition, our fulfillment centers will be subject to various federal, state and local laws and regulations relating to workplace safety and workplace health.

Our fulfillment centers, XMarket grocery stores, and Vegan Food Halls, as applicable are also subject to additional FDA, Centers for Disease Control and Prevention, Occupational Safety and Health Administration regulations and guidelines and local guidelines relating to mitigating the spread of COVID-19. Failure to comply with all applicable laws and regulations could subject us or our suppliers to civil remedies, including fines, injunctions, product recalls or seizures and criminal sanctions, any of which could have a material adverse effect on our business, financial condition and operating results. Furthermore, compliance with current or future laws or regulations, including those related to mitigating the spread of COVID-19, could require us to make significant expenditures or otherwise materially adversely affect our business, financial condition and operating results.

We may not be able to obtain or maintain the necessary licenses, permits, quotas, authorizations or accreditations to operate its business, or may only be able to do so at great cost. We cannot predict the time required to secure all appropriate regulatory approvals for its business, or the extent of testing and documentation that may be required by local governmental authorities.

Our operations are also subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage of food products but also including laws and regulations relating to health and safety, conduct of operations in British Columbia. Any changes to such laws, regulations and guidelines are matters beyond the control of Company that may cause adverse effects to the operations and financial conditions of Company’s prospective returns.

At the federal level, Health Canada is responsible for establishing federal food safety policies and standards for food industry businesses, while the Canadian Food Inspection Agency is responsible for their enforcement, under the Food and Drugs Act (the “FADA”), the Safe Food for Canadians Act (the “SFCA”) and the Safe Food For Canadians Regulations (the “SFR”). The FADA sets the standards for the safety and nutritional quality of all foods sold in Canada, whereas the SFCA and SFR establish policies such as licensing, labelling, and traceability requirements for businesses in the food industry. At this time, we are exempt from federal licensing and traceability requirements under the SFR because we do not directly produce, manufacture or distribute any food products in Canada. However, as our business grows, this may change, and we may become subject to these regulations. Failure to comply with these regulations could have a negative impact on our business.

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At the provincial level, in British Columbia, food safety laws are further governed by the Ministry of Health and the British Columbia Centre for Disease Control, under the Food Safety Act (the “FSA”), the Public Health Act (the “PHA”) and the PHA’s Food Premises Regulation (the “FPR”), which require that all food sold in British Columbia be safe and suitable for human consumption. As a third-party marketplace, we are not currently subject to these regulations at this time. However, as our business grows, this may change, and we may become subject to these regulations. Failure to comply with these regulations could have a negative impact on our business.

We may incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of our business.

Even inadvertent, non-negligent or unknowing violations of federal, state or local regulatory requirements could expose us to adverse governmental action and materially adversely affect our business, financial condition and operating results.

The Federal Food, Drug, and Cosmetic Act, or FDCA, which governs the shipment of foods in interstate commerce, generally does not distinguish between intentional and unknowing, non-negligent violations of the law’s requirements. Most state and local laws operate similarly. Consequently, almost any deviation from subjective or objective requirements of the FDCA or state or local law leaves us vulnerable to a variety of civil and criminal penalties.

In the future, we may deploy new equipment, update our facilities or occupy new facilities. These activities require us to adjust our operations and regulatory compliance systems to meet rapidly changing conditions. Although we have adopted and implemented systems to prevent the production of unsafe or mislabeled products, any failure of those systems to prevent or anticipate an instance or category of deficiency could result in significant business interruption and financial losses to us. The occurrence of events that are difficult to prevent completely, such as the introduction of pathogenic organisms from the outside environment into our facilities, also may result in the failure of our products to meet legal standards. Under these conditions we could be exposed to civil and criminal regulatory action.

In some instances, we may be responsible or held liable for the activities and compliance of our third-party vendors and suppliers, despite limited visibility into their operations. Although we monitor and carefully select our third-party vendors and suppliers, they may fail to adhere to regulatory standards, our safety and quality standards or labor and employment practices, and we may fail to identify deficiencies or violations on a timely basis or at all. In addition, a statute in California called the Transparency in Supply Chains Act of 2010 requires us to audit our suppliers with respect to certain risks related to slavery and human trafficking and to mitigate any such risks in our operations, and any failure to disclose issues or other non-compliance could subject us to action by the California Attorney General.

We cannot assure you that we will always be in full compliance with all applicable laws and regulations or that we will be able to comply with any future laws and regulations. Failure to comply with these laws and regulations could materially adversely affect our business, financial condition, and operating results.

Changes to law, regulation, or policy applicable to foods and alcohol could leave us vulnerable to adverse governmental action and materially adversely affect our business, financial condition and operating results.

The food and alcohol industry is highly regulated, and we do not spare any effort in our compliance with the local, state and federal regulatory regimes under which we operate. However, we cannot assure you that existing laws and regulations will not be revised or that new, more restrictive laws, regulations, guidance or enforcement policies will not be adopted or become applicable to us, our suppliers or the products we distribute. We also operate under a business model that is relatively new to the food industry, in which we rapidly source, process, store and package meal ingredients-including fresh fruits and vegetables, each of which may be subject to a unique regulatory regime-and ship them directly to consumers in the course of e-commerce transactions. Our business model is also relatively new to the alcohol industry, and operates in a similar manner. Our business model leaves our business particularly susceptible to changes in and reinterpretations of compliance policies of the FDA and other government agencies, and some of our

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competitors may interpret the applicability of the same or similar laws and regulations to their businesses differently than we interpret them. Furthermore, it is unclear how the FDA or ATF may interpret and enforce certain recently promulgated regulations, such as the requirements regarding food defense mitigation strategies, or if the FDA or ATF will adopt new regulations for e-commerce food delivery companies, which present considerable future uncertainty. Recent and ongoing changes in senior federal government officials and policy priorities create additional uncertainty.

Our existing compliance structures may be insufficient to address the changing regulatory environment and changing expectations from government regulators regarding our business model. This may result in gaps in compliance coverage or the omission of necessary new compliance activity.

Our facilities and operations are governed by numerous and sometimes conflicting registration, licensing and reporting requirements.

Our fulfillment centers may be registered with the federal government and, depending on their location, are also subject to the authority of state and local governments. In some cases, disparate registration and licensing requirements lead to legal uncertainty, inconsistent government classifications of our operations and unpredictable governmental actions. Regulators may also change prior interpretations of governing licensing and registration requirements. Our relatively new business model leaves us particularly susceptible to these factors. If we misapply or misidentify licensing or registration requirements, fail to maintain our registrations or licenses or otherwise violate applicable requirements, our products may be subject to seizure or recall and our operations subject to injunction. This could materially adversely affect our business, financial condition and operating results.

Similarly, we may be required to submit reports to the FDA’s Reportable Food Registry in the event that we determine a product may present a serious danger to consumers. The reporting requirement may be triggered based on a subjective assessment of incomplete and changing facts. Our inventory moves very rapidly throughout our supply and distribution chain. Should we fail, in a timely fashion, to identify and report a potentially reportable event which, subsequently, is determined to have been reportable, government authorities may institute civil or criminal enforcement actions against us and may result in civil litigation against us or criminal charges against certain of our employees. This could materially adversely affect our business, financial condition, and operating results.

It is also the responsibility of the operator under section 4 of the SFR to make sure that the conveyance that is used to transport food to and from the establishment is appropriate and not risk of being contaminated. We do not currently require a license for the for the interprovincial trade of foods. Moreover, we are exempt from federal licensing and traceability requirements under the SFR because it does not directly produce, manufacture any food products. However, as our business grows, this may change, and we may become subject to these regulations. Failure to comply with these regulations could have a negative impact on our business.

Good manufacturing process standards and food safety compliance metrics are complex, highly subjective and selectively enforced.

The federal regulatory scheme governing food products establishes guideposts and objectives for complying with legal requirements rather than providing clear direction on when particular standards apply or how they must be met. For example, FDA regulations referred to as Hazard Analysis and Risk-Based Preventive Controls for Human Food require that we evaluate food safety hazards inherent to our specific products and operations. We must then implement “preventive controls” in cases where we determine that qualified food safety personnel would recommend that we do so. Determining what constitutes a food safety hazard, or what a qualified food safety expert might recommend preventing such a hazard, requires evaluating a variety of situational factors. This analysis is necessarily subjective, and a government regulator may find our analysis or conclusions inadequate. Similarly, the standard of “good manufacturing practice” to which we are held in our food production operations relies on a hypothesis regarding what individuals and organizations qualified in food manufacturing and food safety would find to be appropriate practices in the context of our operations. Our business model, and the scale and nature of our operations, have relatively few meaningful comparisons among traditional food companies. Government regulators may disagree with our analyses and decisions regarding the good manufacturing practices appropriate for our operations.

Decisions made or processes adopted by us in producing our products are subject to after-the-fact review by government authorities, sometimes years after the fact. Similarly, governmental agencies and personnel within those agencies may alter, clarify, or even reverse previous interpretations of compliance requirements and the circumstances under which they will institute formal enforcement activity. It is not always possible accurately to predict regulators’

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responses to actual or alleged food-production deficiencies due to the large degree of discretion afforded regulators. We may be vulnerable to civil or criminal enforcement action by government regulators if they disagree with our analyses, conclusions, actions, or practices. This could materially adversely affect our business, financial condition, and operating results.

At the provincial level, in British Columbia, food safety laws are further governed by the Ministry of Health and the British Columbia Centre for Disease Control, under the FSA, the PHA and the FPR, which require that all food sold in British Columbia be safe and suitable for human consumption. As a third-party marketplace, we are not subject to these regulations at this time. However, as our business grows, this may change, and we may become subject to these regulations. Failure to comply with these regulations could have a negative impact on our business.

Packaging, labeling, and advertising requirements are subject to varied interpretation and selective enforcement.

We operate under a novel business model in which we source, process, store and package meal ingredients and ship them directly to consumers. Most FDA requirements for mandatory food labeling are decades old and were adopted prior to the advent of large-scale, direct-to-consumer food sales and e-commerce platforms. Consequently, we, like our competitors, must make judgments regarding how best to comply with labeling and packaging regulations and industry practices not designed with our specific business model in mind. Government regulators may disagree with these judgments, leaving us open to civil or criminal enforcement action. This could materially adversely affect our business, financial condition and operating results.

We are subject to detailed and complex requirements for how our products may be labeled and advertised, which may also be supplemented by guidance from governmental agencies. Generally speaking, these requirements divide information into mandatory information that we must present to consumers and voluntary information that we may present to consumers. Packaging, labeling, disclosure, and advertising regulations may describe what mandatory information must be provided to consumers, where and how that information is to be displayed physically on our materials or elsewhere, the terms, words or phrases in which it must be disclosed, and the penalties for non-compliance. In Canada, all labeling requirements are governed by the SFR and the SFCA. Most prepacked foods sold in Canada require that a label be applied or attached to it and may require other elements such as list of ingredients and must be labeled in the two official languages of Canada (English and French). We expend effort to comply with these regulations, but there is always a risk of inadvertent non-compliance. Failure to comply could have a negative impact on our business.

Voluntary statements made by us or by certain third parties, whether on package labels or labeling, on websites, in print, in radio, on social media channels, or on television, can be subject to FDA regulation, Federal Trade Commission, or FTC, regulation, USDA regulation, state and local regulation, or foreign regulations concerning package labels or labeling in Canada, Israel, and the European Union, or any combination of the foregoing. These statements may be subject to specific requirements, subjective regulatory evaluation, and legal challenges by plaintiffs. FDA, FTC, USDA and state- and local-level regulations and guidance can be confusing and subject to conflicting interpretations. Guidelines, standards, and market practice for, and consumers’ understandings of, certain types of voluntary statements, such as those characterizing the nutritional and other attributes of food products, continue to evolve rapidly, and regulators may attempt to impose civil or criminal penalties against us if they disagree with our approach to using voluntary statements. Furthermore, in recent years the FDA has increased enforcement of its regulations with respect to nutritional, health and other claims related to food products, and plaintiffs have commenced legal actions against a number of companies that market food products positioned as “natural” or “healthy,” asserting false, misleading and deceptive advertising and labeling claims, including claims related to such food being “all natural” or that they lack any genetically modified ingredients. Should we become subject to similar claims or actions, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded, and the cost of defending against any such claims could be significant. The occurrence of any of the foregoing risks could materially adversely affect our business, financial condition, and operating results.

Government regulation of the Internet, e-commerce and other aspects of our business is evolving, and we may experience unfavorable changes in or failure to comply with existing or future regulations and laws.

We are subject to a number of regulations and laws that apply generally to businesses, as well as regulations and laws specifically governing the Internet and e-commerce and the marketing, sale and delivery of goods and services over the Internet. Existing and future regulations and laws may impede the growth and availability of the Internet and online

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services and may limit our ability to operate our business. These laws and regulations, which continue to evolve, cover taxation, tariffs, privacy and data protection, data security, pricing, content, copyrights, distribution, mobile and other communications, advertising practices, electronic contracts, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites, and the characteristics and quality of product offerings that are offered online. We cannot guarantee that we have been or will be fully compliant in every jurisdiction, as it is not entirely clear how existing laws and regulations governing issues such as property ownership, sales and other taxes, consumer protection, libel and personal privacy apply or will be enforced with respect to the Internet and e-commerce, as many of these laws were adopted prior to the advent of the Internet and e-commerce and do not contemplate or address the unique issues they raise.

Moreover, as e-commerce continues to evolve, increasing regulation and enforcement efforts by federal and state agencies and the prospects for private litigation claims related to our data collection, privacy policies or other e-commerce practices become more likely. In addition, the adoption of any laws or regulations, or the imposition of other legal requirements, that adversely affect our ability to market, sell, and deliver our products could decrease our ability to offer, or customer demand for, our offerings, resulting in lower net revenue, and existing or future laws or regulations could impair our ability to expand our product offerings, which could also result in lower net revenue and make us more vulnerable to increased competition. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also require us to change our business practices, raise compliance costs or other costs of doing business and materially adversely affect our business, financial condition and operating results.

Higher labor costs due to statutory and regulatory changes could materially adversely affect our business, financial condition and operating results.

Various federal and state labor laws, including new laws and regulations enacted in response to COVID-19, govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, overtime, family leave, workplace health and safety standards, payroll taxes, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. As our employees are paid at rates set at, or above but related to, the applicable minimum wage, further increases in the minimum wage could increase our labor costs. Significant additional government regulations could materially adversely affect our business, financial condition and operating results.

Our business is subject to certain laws regarding data protection, privacy, and information security, as well as confidentiality obligations under various agreements, and our actual or perceived failure to comply with such obligations could damage our reputation, expose us to litigation risk and adversely affect our business and operating results.

In connection with our business, we receive, collect, process and retain certain sensitive and confidential customer information. As a result, we are subject to increasingly rigorous laws regarding privacy and data protection. Personal privacy, data protection and information security are significant issues in Canada, the United States and the other jurisdictions where we plan to offer our products and services. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, such as, in the United States, the United States Federal Trade Commission, and various state, local and foreign bodies and agencies, and in Canada, the Office of the Privacy Commissioner of Canada and various provincial bodies and agencies. We also execute confidentiality agreements with various parties under which we are required to protect their confidential information.

The Canadian federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of personal information of individuals, including end-customers and employees. In Canada, the Office of the Privacy Commissioner of Canada and many state attorneys general are applying federal and state consumer protection laws to the online collection, use and dissemination of data. Additionally, many foreign countries and governmental bodies, and other jurisdictions in which we operate or conduct our business, have laws and regulations concerning the collection and use of personal information obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in Canada. Such laws and regulations may require companies to implement new privacy and security policies, permit individuals

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to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personal information for certain purposes.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in Canada, the United States, the European Union and other jurisdictions, and we cannot yet determine the impact of such future laws, regulations and standards may have on our business. For example, the European Union and California have passed comprehensive data privacy laws, the EU General Data Protection Regulation (GDPR) and the California Privacy Rights Act (CPRA), which impose data protection obligations on enterprises, including limitations on data uses and constraints on certain uses of sensitive data. Effective January 1, 2023, we became subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the California Consumer Privacy Act, and Virginia’s Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we may also become subject to the Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws.  Effective December 31, 2023, we may also become subject to the Utah Consumer Privacy Act, regarding business handling of consumers’ personal data. Further, there are several legislative proposals in the United States, at both the federal and state level, that could impose new privacy and security obligations. We cannot yet determine the impact that these future laws and regulations may have on our business. Additionally, we expect that existing laws, regulations and standards may be interpreted differently in the future.

Although we are working to comply with those laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, such laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our products. As such, we cannot assure ongoing compliance with all such laws or regulations, industry standards, contractual obligations and other legal obligations, and our efforts to do so may cause us to incur significant costs or require changes to our business practices, which could adversely affect our business and operating results. Any failure or perceived failure by us to comply with laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal information or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business and operating results.

We operate in non-United States markets and are subject to the United States Foreign Corrupt Practices Act, or the FCPA, as well anti-corruption laws and regulations in other countries. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various United States and non-U.S. anti-corruption laws, collectively, the Anti-Corruption Laws, including the FCPA, the Canadian Criminal Code, and the Cayman Islands Anti-Corruption Act. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments of cash (or anything else of value) to government officials and other persons in order to obtain or retain business. Our business operations also must be conducted in compliance with applicable economic sanctions laws and regulations, collectively, the Trade Controls, including rules administered by the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of State, the United States Department of Commerce, the United Nations Security Council and other relevant authorities.

We strive to conduct our business activities in compliance with applicable Anti-Corruption Laws and Trade Controls, and we are not aware of issues of historical noncompliance. However, we cannot guarantee full compliance currently or in the future. Violations of Anti-Corruption Laws or Trade Controls, or even allegations of such violations, could result in civil or criminal penalties, as well as adversely affect our business, financial condition and results of operations. Further, changes to the applicable laws and regulations, and/or significant business growth, may result in the need for increased compliance-related resources and costs.

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The requirements of being a public company may strain our resources.

As a public company with common shares listed on Nasdaq, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. In addition, the members of our senior management team have no experience managing a publicly traded company in the United States and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors.  These obligations and responsibilities require significant attention from our senior management and management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results.

The Exchange Act requires that our company file annual and other material reports with respect to our businesses, financial condition, and results of operations. In addition, we must establish the corporate infrastructure necessary for operating a public company, which may divert our management’s attention from implementing our growth strategy, which could delay or slow the implementation of our business strategies, and in turn negatively impact our company’s financial condition and results of operations.

Our internal controls over financial reporting currently may not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our operating results. In addition, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report on Form 20-F following the completion of this Offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation through the implementation of new internal controls and procedures and hiring accounting or internal audit staff. Testing and maintaining internal controls may divert management’s attention from other matters that are important to our business. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to certify as to the adequacy of our internal controls over financial reporting.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby be required to restate our financial statements or otherwise be subject to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. If we fail to meet our public reporting obligations, investors could lose confidence in us and the reliability of our financial statements, which could have a negative effect on the trading price of our Common Shares. Confidence in the reliability of our financial statements also could suffer if we report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our Common Shares.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and

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maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our Board. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Industry and other market data used in this prospectus or in periodic reports that we may in the future file with the SEC may not prove to be representative of current and future market conditions or future results.

This prospectus includes or refers to, statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties that are publicly available regarding the market potential for our current products. Although we believe that such information has been obtained from reliable sources, the sources of such data have not guaranteed the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. The results of this data represent various methodologies, assumptions, research, analysis, projections, estimates, composition of respondent pool, presentation of data and adjustments, each of which may ultimately prove to be incorrect, and cause actual results and market viability to differ materially from those presented in any such report or other materials.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank Corp., or Signature, and Silvergate Capital Corp. were each swept into receivership. Additionally, on March 15, Credit Suisse re Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although we are not a borrower under or party to any material letter of credit or any other such instruments with SVB, Signature or any other financial institution currently in receivership, if we enter into any such instruments and any of our lenders or counterparties to such instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any of our partners, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to credit agreements and arrangements with these financial institutions, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of these financial institutions and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and

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Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program.

Our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, any financial institutions with which we enter into credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These risks include, but may not be limited to, the following:

●	delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;
●	inability to enter into credit facilities or other working capital resources;
●	potential or actual breach of contractual obligations that require us to maintain letters of credit or other credit support arrangements; or
●	termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses or other obligations, financial or otherwise, result in breaches of our financial and/or contractual obligations, or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

Any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our partners, vendors or suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a partner may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a vendor or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. The bankruptcy or insolvency of any partner, vendor or supplier, or the failure of any partner to make payments when due, or any breach or default by a partner, vendor or supplier, or the loss of any significant supplier relationships, could cause us to suffer material losses and may have a material adverse impact on our business.

Risks Related to This Offering and Ownership of Our Common Shares

There has been no public market for our Common Shares prior to this Offering, and an active market in which investors can resell their shares may not develop.

Prior to this Offering, there has been no public market for our Common Shares. We plan to apply to list our Common Shares on Nasdaq under the symbol “VEG”. The closing of this Offering is contingent upon such listing. Even if our Common Shares are approved for listing, a liquid public market for our Common Shares may not develop. The initial public offering price for our Common Shares has been determined by negotiation between us and the underwriters

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based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the Common Shares are traded after this Offering may decline below the initial public offering price, meaning that you may experience a decrease in the value of your Common Shares regardless of our operating performance or prospects.

We may not be able to maintain a listing of our Common Shares on Nasdaq.

If our Common Shares are listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our Common Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our Common Shares may materially impair our shareholders’ ability to buy and sell our Common Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Common Shares. The delisting of our Common Shares could significantly impair our ability to raise capital and the value of your investment.

Our operating results and share price may be volatile, and the market price of our Common Shares after this Offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. You may not be able to resell your shares at or above the initial public offering price or at all. Our operating results and the trading price of our Common Shares may fluctuate in response to various factors, including:

●	market conditions in the broader stock market;
●	actual or anticipated fluctuations in our quarterly financial and operating results;
●	introduction of new products or services by us or our competitors;
●	issuance of new or changed securities analysts’ reports or recommendations;
●	changes in debt ratings;
●	results of operations that vary from expectations of securities analysts and investors;
●	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;
●	strategic actions by us or our competitors;
●	announcement by us, our competitors, or our vendors of significant contracts or acquisitions;
●	sales, or anticipated sales, of large blocks of our Common Shares;
●	additions or departures of key personnel;
●	regulatory, legal, or political developments;
●	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;
●	litigation and governmental investigations;
●	changing economic conditions;
●	changes in accounting principles; and
●	other events or factors, including those from natural disasters, pandemic, pet disease, war, acts of terrorism, or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our Common Shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes brought securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

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Certain recent initial public offerings of companies with relatively small public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Common Shares may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Common Shares.

In addition to the risks addressed above under “—Our operating results and share price may be volatile, and the market price of our Common Shares after this Offering may drop below the price you pay,” our Common Shares may be subject to rapid and substantial price volatility. Recently, companies with comparably small public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Common Shares may experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares. In addition, investors in our Common Shares may experience losses, which may be material, if the price of our Common Shares declines after this Offering or if such investors purchase our Common Shares prior to any price decline.

We have considerable discretion as to the use of the net proceeds from this Offering and we may use these proceeds in ways with which you may not agree.

We intend to the proceeds from this Offering for product development, sales and marketing and working capital and general corporate purposes, including the expansion of our Vegan Food Hall in Uptown Chicago and expansion of Little West, LLC. See “Use of Proceeds.” However, we have considerable discretion in the application of the proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this Offering. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our share price. The net proceeds from this Offering may also be placed in investments that do not produce income or that lose value.

You will experience immediate and substantial dilution as a result of this Offering.

If you purchase shares in this Offering, you will pay more for your Common Shares than the amount paid by our existing shareholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the Offering to be $[*] per share to new investors purchasing our shares in this Offering if the maximum number of shares being offered are sold, assuming a public offering price of $[*] per share. In addition, you will experience further dilution to the extent that our shares are issued upon the vesting of restrictive shares or exercise of share options under our equity incentive plan. For more information on the dilution you may suffer as a result of investing in this Offering, see the section of this prospectus titled “Dilution.”

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Any determination to pay dividends in the future will be at the sole discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors our board of directors deems relevant, and will be subject to our amended and restated memorandum and articles of association and compliance with applicable laws, including the Cayman Islands Companies Act (As Revised). Therefore, holders of our Common Shares will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

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If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding our Common Shares, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our Common Shares could decline.

The trading market for our Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Common Shares, changes their opinion of our Common Shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Common Shares could decrease and we could lose visibility in the financial markets, which could cause our Common Shares and trading volume to decline. In addition, we may be expected to provide various measures of financial guidance, possibly including guidance related to non-GAAP financial measures, and, if we do not meet any financial guidance that we may provide to the public, if we do not meet expectations of securities analysts or investors, or if our guidance is misunderstood by securities analysts or investors, the trading price of our Common Shares could decline significantly. Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.

Future issuances of our Common Shares or securities convertible into, or exercisable or exchangeable for, our Common Shares, or the expiration of lock-up agreements that restrict the trading of outstanding Common Shares, could cause the market price of our Common Shares to decline and would result in the dilution of your holdings.

Future issuances of our Common Shares or securities convertible into, or exercisable or exchangeable for, our Common Shares, or the expiration of lock-up agreements that restrict the trading of outstanding Common Shares, could cause the market price of our Common Shares to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our Common Shares. In all events, future issuances of our Common Shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-up agreements expire, could adversely affect the market price of our Common Shares. In connection with this Offering, our officers and directors as well as our 10% and greater shareholders will enter into a lock-up agreement that prevents our officers and directors as well as our 10% and greater shareholders, from selling their shares for up to 6 months after the closing of this Offering, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our Common Shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our Common Shares.

Future issuances of debt securities, which would rank senior to our Common Shares upon our bankruptcy or liquidation, which could rank senior to our Common Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Common Shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our Common Shares. Because our decision to issue debt in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Common Shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our Common Shares.

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We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time, the Cayman Islands Companies Act (As Revised) (the “Cayman Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly defined as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less prescriptive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands. The Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Cayman Companies Act and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and other Commonwealth countries, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for you as a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Canada or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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There are anti-takeover provisions in our amended and restated memorandum and articles of association that may cause conflicts of interest with our shareholders.

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

The Cayman Islands Economic Substance Law may affect our operations.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act, in January 2019. We are required to comply with the Cayman Economic Substance Act and related regulations and guidelines. As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications, which we will need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act and the filing of an annual return with the Department of International Tax Co-Operation. We may need to allocate additional resources and make changes to its operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

The Financial Action Task Force’s increased monitoring of the Cayman Islands may have an impact on our ability to obtain credit or funding in the future.

In February 2021, the Cayman Islands was added to the Financial Action Task Force (“FATF”) list of jurisdictions whose anti-money laundering practices are under increased monitoring, commonly referred to as the “FATF grey list”. When the FATF places a jurisdiction under increased monitoring, it means the country has committed to resolve swiftly the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that timeframe. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for us.

As we are incorporated under the laws of the Cayman Islands, and the Cayman Islands has recently been added to the EU AML high-risk third countries list, it is unclear if and how this designation will impact us.

On March 13, 2022, the European Commission (“EC”) updated its list of ‘high-risk third countries’ (“EU AML List”) identified as having strategic deficiencies in their anti-money laundering/counter-terrorist financing regimes. The EC has noted it is committed to greater alignment with the FATF listing process and the addition of the Cayman Islands to the EU AML List is a direct result of the inclusion of the Cayman Islands on the FATF grey list in February 2021. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for us.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the Nasdaq rules for shareholder meeting quorums and Nasdaq rules requiring shareholder approval. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

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We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Upon the completion of this Offering, we will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of either our directors or executive officers are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described.

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We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. We have elected to avail ourselves of the extended transition period for implementing new or revised financial accounting standards. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner (1) if our revenue exceed $1.235 billion, (2) if we issue more than $1 billion in non-convertible debt in a three-year period, or (3) if the market value of our shares held by non-affiliates exceeds $700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following March 31. We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests and our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We expect that PlantX Life, a company existing under the laws of the province of British Columbia, Canada, with a head office located at 504-100 Royal Park South, West Vancouver, British Columbia, V7T 1A2, will own a majority of our Common Shares following the Offering and continue to be a controlled company pursuant to “controlled company” defined under the Nasdaq Stock Market Rules. Accordingly, we will be a controlled company under the applicable Nasdaq listing standards. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the Offering. Our status as a controlled company could cause our Common Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please refer to the paragraph titled “Risk Factors – Our significant shareholder has considerable influence over our corporate matters.”

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If a United States person is treated as owning at least 10% of our Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Common Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation (although recent regulations significantly limit the application of these rules). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether the controlled foreign corporation makes any distributions. Failure to comply with these reporting obligations may subject United States shareholders to significant monetary penalties and may prevent the statute of limitations with respect to their U.S. federal income tax return for the year for which reporting was due from starting. An individual who is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. U.S. investors should consult their advisors regarding the potential application of these rules to an investment in our Common Shares.

There is a risk that we will be a passive foreign investment company (“PFIC”) for any taxable year, which could result in adverse U.S. federal income tax consequences for U.S. Holders of our shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (the “asset test”). Passive income includes dividends, interest, rents, royalties, and certain gains. Cash is a passive asset for these purposes.

For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the shares in this Offering, we do not expect to be a PFIC for our current taxable year, but may be classified as a PFIC in future tax years. The proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, because we will hold a substantial amount of cash following this Offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. Holders of our Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Material United States and Cayman Islands Income Tax Considerations—Certain Material U.S. Federal Income Taxation Considerations—Passive Foreign Investment Company Considerations” for additional information.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our shareholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this Offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended

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transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our Common Shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our Common Shares.

We are a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●	in the case of an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

●	in the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero or whose public float was less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we will not be required and may not include a Compensation Discussion and Analysis section in our annual reports or proxy statements, if any; we will provide only two years of financial statements; and we need not provide the table of selected financial data required for other public companies. We also will have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our Common Shares less attractive to potential investors, which could make it more difficult for our shareholders to sell their shares.

As a “smaller reporting company,” we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Under Nasdaq rules, a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, is not subject to certain corporate governance requirements otherwise applicable to companies listed on Nasdaq. For example, a smaller reporting company is exempt from the requirement of having a compensation committee composed solely of directors meeting certain enhanced independence standards, as long as the compensation committee has at least two members

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who do meet such standards. Although we have not yet determined to avail ourselves of this or other exemptions from Nasdaq requirements that are or may be afforded to smaller reporting companies, while we will seek to maintain our shares on Nasdaq in the future we may elect to rely on any or all of them. By electing to utilize any such exemptions, our company may be subject to greater risks of poor corporate governance, poorer management decision-making processes, and reduced results of operations from problems in our corporate organization. Consequently, our share price may suffer, and there is no assurance that we will be able to continue to meet all continuing listing requirements of Nasdaq from which we will not be exempt, including minimum share price requirements.

If our Common Shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our Common Shares is less than $5.00, our Common Shares could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Shares, and therefore shareholders may have difficulty selling their shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Common Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

New climate-related disclosure obligations in proposed SEC rule amendments could have uncertain impacts on our business, impose additional reporting obligations on us, and increase our costs.

In March 2022, the SEC proposed rule amendments that would implement a framework for the reporting of climate-related risks and create a wide range of new climate-related disclosure obligations for all registrants, including us. The proposed rules would require us to include certain climate-related information in registration statements and annual reports, including (i) climate-related risks and their actual or likely material impacts on our business, strategy, and outlook; (ii) our governance of climate-related risks and relevant risk management processes; (iii) information on our greenhouse gas emissions; (iv) certain climate-related financial statement metrics and related disclosures in a note to our audited financial statements; and (v) information about our climate-related targets, goals, and transition plans.

The proposed rules remain open to public comment and may be subject to challenges and litigation. Thus, the ultimate scope and impact of the proposed rules on our business remain uncertain. To the extent new rules, if finalized, impose additional reporting obligations on us, we could face substantial increased costs. Separately, the SEC has

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also announced that it is scrutinizing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege that our existing climate disclosures are misleading or deficient.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the Cayman Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our projected revenues, profits, earnings and other estimated financial information;

●	our ability to secure additional funding necessary for the expansion of our business;

●	the growth of and competition trends in our industry;

●	our expectations regarding the popularity and competitive success of our brands;

●	our expectations about the growth of the plant-based e-commerce industry;

●	our expectation regarding the use of proceeds from this Offering;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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USE OF PROCEEDS

After deducting the estimated underwriters’ commissions and offering expenses payable by us, we expect to receive net proceeds of approximately $[*] from this Offering (or approximately $[*] if the underwriters exercise the over-allotment option in full), based on an assumed initial public offering price of $[*] per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus.

We intend to use the net proceeds from this Offering as follows:

●	20% of the net proceeds for product development;

●	12% of the net proceeds for expansion of our vegan food hall in Uptown Chicago and expansion of Little West, LLC;

●	15% of the net proceeds for sales and marketing; and

●	53% of the net proceeds for working capital and general corporate purposes.

Each $1.00 increase or decrease in the assumed initial public offering price of $[*] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this Offering by approximately $[*], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The foregoing represents our current intentions to use and allocate the net proceeds of this Offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this Offering. Pending the final application of the net proceeds of this Offering, we intend to invest the net proceeds of this Offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Shares—We have considerable discretion as to the use of the net proceeds from this Offering and we may use these proceeds in ways with which you may not agree.”

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DIVIDEND POLICY

We have never declared or paid cash dividends on our Common Shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant, and will be subject to compliance with applicable laws. Under Cayman Islands law, we may only pay dividends out of our profits, retained profits or share premium account, provided always that in no circumstances may a dividend be paid if this would result in us not being unable to pay our debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. See also “Risk Factors—Risks Related to This Offering and Ownership of Our Common Shares—We do not expect to declare or pay dividends in the foreseeable future.”

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CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2023:

●	on an actual basis;

●	on a pro forma basis to give effect to (i) the sale of 1,836,973 Common Shares for $1.00 per share for total net proceeds of $1,769,635 pursuant to our October 4, 2023 private placement; (ii) the issuance of 2,100,000 Common Shares pursuant to advisor agreements; and (iii) the issuance of 6,000,000 Common Shares pursuant to the consummation of the PlantX share exchange agreement;

●	on a pro forma as adjusted basis to reflect the sale of $[*] Common Shares by us in this initial public offering at an assumed initial public offering price of $[*] per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, resulting in net proceeds to us of $[*] after deducting (i) underwriter commissions of $[*], discounts, accountable expenses of $[*] (assuming no exercise of the over-allotment option) and (ii) our estimated other offering expenses of $[*].

The pro forma information below is illustrative only and our capitalization following the completion of this Offering is subject to adjustment based on the initial public offering price of our Common Shares and other terms of this Offering determined at pricing. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	September 30, 2023
	Actual	Pro Forma	Pro Forma As Adjusted
Cash	$615,393	$2,385,028	$-
Loans payable	180,200	180,200
Total liabilities	180,200	180,200	-
Common shares, $0.0001 par value, 500,000,000 shares authorized, 1,841,667 shares issued and outstanding, actual, 12,028,641 shares issued and outstanding, pro forma, and [*] shares issued and outstanding, pro forma, as adjusted	184	1,178
Additional paid-in capital	2,360,908	4,859,914
Net parent investment	(1,315,877)	(3,415,877)
Non-controlling interests	(171,003)	(171,003)
Accumulated other comprehensive income	(343,701)	(343,701)
Total stockholders’ equity (deficit)	530,511	930,511	-
Total capitalization	$710,711	$1,110,711	$-

If the underwriters exercise the over-allotment option in full, each of our as adjusted cash, share capital, total shareholders’ equity and total capitalization would be $[*], $[*], $[*] and $[*], respectively.

Each $1.00 increase or decrease in the assumed initial public offering price of $[*] per Common Share, assuming no change in the number of shares to be sold, would increase or decrease the net proceeds that we receive in this Offering by approximately $[*] (or $[*] if the underwriters exercise the over-allotment option in full), after deducting (i) estimated underwriter discounts, commissions, and expenses and (ii) offering expenses, in each case, payable by us.

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The table above excludes the following shares:

●	1,000,000 Common Shares that will be reserved for issuance under the Veg House Holdings Inc. 2023 Equity Incentive Plan, or the 2023 Plan;

●	[*] Common Shares ([*] Common Shares if the underwriters exercise the over-allotment option in full) issuable upon exercise of a warrant to be issued to the underwriters in connection with this Offering;

●	52,500 Common Shares issuable upon exercise of a warrant to be issued to Boustead Securities, LLC in connection with this Offering;

●	32,000 Common Shares issuable upon exercise of a warrant to be issued to Dominari Securities LLC in connection with this Offering; and

●	[*] Common Shares issuable upon the underwriters’ exercise of the over-allotment option in full.

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DILUTION

If you invest in our Common Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Common Share and our net tangible book value per Common Share after this Offering. Dilution results from the fact that the assumed initial public offering price per Common Share is substantially in excess of the net tangible book value per Common Share attributable to the existing shareholders for our presently outstanding Common Shares.

Our net tangible book value was approximately $530,511, or approximately $0.29 per Common Share as of September 30, 2023. Our net tangible book value represents the amount of our total consolidated tangible assets (which is calculated by subtracting intangible assets and deferred tax assets from our total consolidated assets), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per share after giving effect to this Offering.

After giving effect to (i) the sale of 1,836,973 Common Shares for $1.00 per share for total net proceeds of $1,769,635 pursuant to our October 4, 2023 private placement; (ii) the issuance of 2,100,000 Common Shares pursuant to advisor agreements; and (iii) the issuance of 6,000,000 Common Shares pursuant to the consummation of the PlantX share exchange agreement; our pro forma as adjusted net tangible book value as of September 30, 2023 would have been approximately $[*], or approximately $[*] per Common Share.

After giving effect to the pro forma adjustments set forth above and our sale of [*] Common Shares in this Offering at an assumed initial public offering price of $[*] per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma, as adjusted net tangible book value as of September 30, 2023 would have been $[*] or approximately $[*] per Common Share. This represents an immediate [decrease][increase] in pro forma net tangible book value per share of $[*] to the existing stockholders and an immediate dilution in pro forma net tangible book value per share of $[*] to new investors. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a Common Share in this offering. The following table illustrates this per share dilution to new investors:

Public offering price per Common Share		$
Historical net tangible book value per share as of September 30, 2023	$
Increase in net tangible book value per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of September 30, 2023
Decrease in pro forma net tangible book value per share after giving effect to the offering
Pro forma as adjusted net tangible book value per share as of September 30, 2023 after the offering
Dilution per share to investors in this public offering		$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Common Share, as adjusted to give effect to this Offering, would be $[*] per share, and the dilution in pro forma net tangible book value per share to new investors purchasing Common Shares in this Offering would be $[*] per share.

A $1.00 increase or decrease in the assumed initial public offering price of $[*] per share would increase or decrease the net tangible book value per share after giving effect to this Offering by $[*] per share and the dilution in net tangible book value per share to new investors in this Offering by $[*] per share, assuming no change to the number of Common Shares offered by us as set forth on the cover page of this prospectus, no exercise of over-allotment option and after deducting underwriting commissions and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this Offering is subject to adjustment based on the actual initial public offering price of our Common Shares and other terms of this Offering determined at pricing.

The following table sets forth, as of September 30, 2023, the total number of Common Shares previously issued and sold to existing investors, the total consideration paid for the foregoing and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on the assumed initial public offering price of $[*] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriter commissions and offering expenses, in each case payable by us, and assumes no exercise of the over-allotment option.

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	Shares Purchased		Total Consideration		Average Price
	Number	Percentage	Number	Percentage	Per Share
Existing stockholders before this offering	$12,028,641		$2,760,825
Investors participating in this offering			–
Total capitalization

The outstanding share information in the table above is based on [*] Common Shares outstanding as of the date of this prospectus and excludes:

●	1,000,000 Common Shares that will be reserved for issuance under the Veg House Holdings Inc. 2023 Equity Incentive Plan, or the 2023 Plan;

●	[*] Common Shares ([*] Common Shares if the underwriters exercise the over-allotment option in full) issuable upon exercise of a warrant to be issued to the underwriters in connection with this Offering;

●	52,500 Common Shares issuable upon exercise of a warrant to be issued to Boustead Securities, LLC in connection with this Offering;

●	32,000 Common Shares issuable upon exercise of a warrant to be issued to Dominari Securities LLC in connection with this Offering; and

●	[*] Common Shares issuable upon the underwriters’ exercise of the over-allotment option in full.

To the extent that any outstanding options or warrants are exercised, new options, restricted shares or other securities are issued under our share-based compensation plans, or we issue additional Common Shares in the future, there will be further dilution to investors participating in this Offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The audited consolidated financial statements for the years ended March 31, 2023 and 2022 are prepared pursuant to U.S. GAAP.

Overview

We are a Cayman Islands holding company focused on expanding access to plant-based food products by developing a global portfolio of businesses that offer high-quality plant-based products and bridging the gap between two multi-billion-dollar industries: e-commerce and plant-based foods.

As an early mover in the plant-based e-commerce industry, we consider ourselves the digital face of the plant-based community, and we seek to represent the one-stop-shop for everything plant-based. On our e-commerce platforms, PlantX (located at www.PlantX.com; www.PlantX.ca; www.PlantX.uk) and Vegan Essentials (located at www.VeganEssentials.com), we offer more than 5,000 plant-based products directly to consumers throughout North America and in the United Kingdom. In addition to offering a large assortments of plant-based products on the internet, the PlantX platform acts as a resource to make a plant-based lifestyle more accessible by fostering a community of united individuals. For example, our PlantX platform customers will find resources and information regarding plant-based diets and brands, direct links to instructional cooking videos, and plant-based recipes. Moreover, the PlantX platform is also a marketing tool that helps vegan and plant-based companies create awareness through social media, brand ambassadors, digital content, search engines, and email campaigns that attract visitors and facilitate purchases online. To supplement and increase awareness of our e-commerce platforms, we have begun incorporating physical store fronts into our growth strategy under the XMarket brand name.

Through opportunistic mergers and acquisitions, we intend to add relevant, already-established companies to complement our e-commerce platforms and further drive growth. Our aim with these acquisitions will be to increase market share, add complementary products and brands to the portfolio, develop new geographical markets, and diversify. Further, through our strategic acquisitions and by developing relationships with product sources, our company intends to continue creating its own private label products, such as juices through our subsidiary Little West LLC, to deliver superior products at affordable prices for consumers.

Recent Developments

Share Exchange Agreement

On January 16, 2023, we entered into a share exchange agreement with PlantX Life, as amended by Amendment No. 1 thereto, dated February 28, 2023 and Amendment No. 2 thereto, dated September 27, 2023, pursuant to which we acquired all of the capital stock of the following PlantX Life wholly owned direct and indirect subsidiaries: PlantX Living Inc., Vegaste Technologies US Corp., Little West LLC, Plant-Based Deli, LLC, WS West LLC, and Little West Holdings LLC and all of the capital stock owned by PlantX Life in two of its majority owned subsidiaries: Eh Coffee Corp., and Portfolio Coffee Inc., in consideration for the issuance to PlantX Life of 6,000,000 of our Common Shares. The share exchange transaction was consummated on October 6, 2023. In connection with this share exchange agreement, Veg House Illinois and PlantX Midwest Inc. (“PlantX Midwest”), a wholly-owned subsidiary of PlantX Life, entered into a management agreement for a property currently leased by PlantX Midwest located at 804 W. Montrose Avenue, Chicago, Illinois 60613 which will contain our vegan food hall and an e-commerce fulfillment center. Veg House Illinois will manage and operate the food hall. We refer to this property as the Illinois Property. Under the management agreement, Veg House Illinois will pay PlantX Midwest a monthly rent. Veg House Illinois will receive all the revenue of the food hall after deducting (i) the monthly rent owed to PlantX Midwest and (ii) all expenses of operation of the food hall.

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Private Placements

On March 7, 2023, we conducted a private placement of common shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 750,000 common shares at $1.00 per share for a total of $750,000 and total net proceeds of $675,000 after deducting the placement agent commission and non-accountable expense allowance pursuant to our March 2023 private placement. The shares are subject to certain lockup provisions until 360 days after the commencement of trading of our Common Shares, subject to certain exceptions. See “Shares Eligible For Future Sale — Lock-Up Agreements”. Boustead Securities, LLC, or Boustead, acted as placement agent in this private placement and we issued 52,500 Common Share purchase warrants to Boustead in connection with their services as placement agent.

On September 22, 2023, we completed a private placement of our Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 425,000 Common Shares at $1.00 per share for a total of $425,000.

On October 4, 2023, we completed a private placement of our Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 1,836,973 Common Shares at $1.00 per share for a total net proceeds of $1,769,635. Dominari acted as placement agent and we issued 32,000 Common Share purchase warrants to Dominari in connection with their service as placement agent.

Amendments to our memorandum and articles of association

On April 12, 2023, we amended our memorandum and articles of association to institute a dual class share structure consisting of Class A Common Shares, and Class B Common Shares, and any number of classes of preferred shares. Due to this amendment, the Company’s authorized share capital became 500,000,000 shares, consisting of: (i) 450,000,000 common shares, par value $0.0001 per share, of which 25,000,000 shares are designated Class A Common Shares, $0.0001 par value per share, and 425,000,000 shares are designated Class B Common Shares, $0.0001 par value per share; and (ii) 50,000,000 “blank check” preferred shares, $0.0001 par value per share. Of the 9,750,000 Common Shares issued and outstanding at the time of the amendment (i) 2,000,000 became Class A Common Shares and (ii) 7,750,000 became Class B Common Shares.

On September 21, 2023, we further amended our memorandum and articles of association to amend the share structure by (i) eliminating a dual class share structure consisting of the Class A Common Shares and Class B Common Shares and establishing a single Common Share structure consisting of Common Shares only, with 500,000,000 authorized shares being all designated as common shares with a par value of $0.0001 per share (the “Single Common Share Structure”), entitled to one (1) vote per share; and by (ii) eliminating all authorized “blank check” preferred shares. All 7,841,666 Class B Common Shares issued and outstanding at the time of the amendment became Common Shares.

Cancellation Agreement

On August 16, 2023, the Company repurchased and cancelled 2,000,000 of the Company’s Class A Common Shares pursuant to a Cancellation Agreement dated August 14, 2023 between the Company and four shareholders.

On October 3, 2023, we entered into a special advisor agreement with Sean Dollinger, pursuant to which Sean Dollinger will provide general business and corporate advice in connection with the Offering to the Company. In consideration for the advisor’s services, the Company will pay Sean Dollinger a fee of USD$15,000 per month in cash.

Advisor Agreements

On October 4, 2023, we entered into advisor agreements with certain advisors, pursuant to which the advisors will provide business and corporate advice in connection with the Offering to the Company. In consideration for the advisor’s services, the Company issued 350,000 Common Shares to 6 individuals and entities, for an aggregate of 2,100,000 Common Shares.

On October 3, 2023, we entered into a special advisor agreement with Sean Dollinger, pursuant to which Sean Dollinger will provide general business and corporate advice in connection with the Offering to the Company. In consideration for the advisor’s services, the Company will pay Sean Dollinger a fee of USD$15,000 per month in cash.

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Estimated Selected Results for the Six Months Ended September 30, 2023 (unaudited)

Set forth below are certain estimated unaudited financial results for the six months ended September 30, 2023. We have provided ranges, rather than specific amounts, because these results are subject to change. These ranges are forward-looking statements and based on the information available to us as of the date of this prospectus. Our actual results may vary from the estimated results presented below, including due to the completion of our financial closing and other operational procedures, final adjustments, and other developments that may arise between now and the time the financial results for the six months ended September 30, 2023 are finalized.

You should not place undue reliance on this data. See the sections titled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding factors that could result in differences between the estimated ranges of our financial results presented below and the actual financial results we will report for the six months ended September 30, 2023.

The estimated financial results for the six months ended September 30, 2023 have been prepared by, and are the responsibility of, management. Our independent registered public accounting firm, GreenGrowth CPAs, has reviewed but not audited, compiled or performed any audit procedures with respect to the estimated financial results. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

Impact of COVID-19 Pandemic

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak a pandemic. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity around the world.

The spread of the virus in many countries continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets and supply chains. The pandemic has had, and could have a significantly greater, material adverse effect on the world economy as a whole, as well as the local economy where we conduct our operations. The pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

If the COVID-19 pandemic does not continue to slow and the spread of COVID-19 is not contained, our business operations, could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having COVID-19, which could require quarantine of some or all such employees or closure of our facilities for disinfection. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows. See also “Risk Factors” for more information.

Emerging Growth Company

Upon the completion of this Offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting

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standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers or retain existing customers;

●	our ability to offer competitive pricing;

●	our ability to broaden product or service offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees and contractors; and

●	market conditions and our market position.

Our Reportable Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the management and decision makers. We evaluate segment performance on the basis of its results, as reported to internal management, on a periodic basis.

We identify following as the reportable segments:

●	Vegaste

●	PlantX Living

●	Little West

●	EH Coffee and Portfolio Coffee

●	Plant-Based Deli

●	Veg House

●	Veg House Illinois

Results of Operations

Comparison of Six Months Ended September 30, 2023 and 2022

The following is a summary of revenue by segment for the six months ended September 30, 2023 and 2022:

	Six Months Ended September 30,
	2023	2022
	(Unaudited)
PlantX Living	$48,792	$47,094
Vegaste	4,108	22,318

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Little West	1,280,395	1,526,319
Plant-Based Deli	175,147	338,508
EH and Portfolio Coffee	239,468	303,975
Veg House Illinois	7,386	-
	$1,755,296	$2,238,215

Please refer to Note 11 of the Company’s combined financial statements for the years ended March 31, 2023, and 2022.

The following table sets forth key components of our results of operations during the six months ended September 30, 2023 and 2022:

	Six Months Ended
	September 30,
	2023	2022	Var. $
	(Unaudited)
Revenue	$1,755,296	$2,238,215	$(482,919)
Cost of revenue	1,201,572	1,605,509	(403,937)
Gross profit	553,724	632,706	(78,982)
Gross margin	31.5%	28.3%	3.3%

Operating expenses:
Sales and marketing	336,601	286,209	50,392
General and administrative	1,439,893	1,296,491	143,402
Total operating expenses	1,776,494	1,582,700	193,794
Loss from operations	(1,222,770)	(949,994)	(272,776)

Other income (expense):
Foreign exchange gain (loss)	(152)	(65)	(87)
Interest expense	(8,776)	(25,876)	17,100
Other income (expense)	(8,238)	8,420	(16,658)
Total other income (expense)	(17,166)	(17,522)	356
Net loss	$(1,239,936)	$(967,516)	$(272,420)

Revenue

Revenue for the six months ended September 30, 2023 and September 30, 2022 was $1,755,296 and $2,238,215, respectively, representing a decrease of 22.58%. The main reason for decrease over the period is as follows:

Little West derives revenue from two sources, wholesale customers and online customers. Wholesale revenue decreased by $199,000 mainly due to the decline in the number of orders received from wholesale customers and the loss of certain wholesale customers. The Company is working to onboard new wholesale customers to increase revenue. Online revenue decreased by $45,000. The decline in online revenue can be attributed primarily to a reduction in conversion rates on the website. This decrease resulted from a deliberate strategic choice to reduce spending on pay-per-click advertising. This decision was made concurrently with efforts to update creative assets and introduce new products to the market.

The revenue for Plant Based Deli decreased by $163,000 mainly due to our strategic effort to decrease the operating expenses and net operating losses by temporarily closing the location in preparation for a rebranding. The operating cost decreased from $235,000 to $100,000 and therefore the net operating loss decreased by $52,000.

EH Coffee revenue decreased by $60,000, mainly due to less orders received from existing wholesale customers. While the Company believes this is temporary drop, it is actively engaged in trying to onboard new wholesale customers.

Vegaste Online sales experienced an $18,000 decrease primarily because we reduced investment in paid advertising. The decision to scale back was influenced by the rising costs and competitiveness of vegan-related keywords. The Company opted to shift its focus towards Search Engine Optimization (SEO), recognizing that although SEO takes longer to establish, the rewards are usually considerably greater in the long term.

Cost of Revenue and Gross Profit

Cost of revenue for the six months ended September 30, 2023 and 2022 was $1,201,572 and $1,605,509, respectively, representing a decrease of 25.16%. The decrease was due to the drop in revenue. The Company managed to increase the gross profit margin by 3.28%. This reflects our commitment to maintaining a robust financial position while delivering exceptional value to our customers.

Sales and Marketing

Sales and Marketing for the six months ended September 30, 2023 and 2022 was $336601 and $286,209, respectively, representing an Increase of 17.61%. Management is strategically investing in marketing to increase brand awareness and provide a platform to educate in an emerging industry.

General and Administrative

General and administrative expenses consisted of amortization for September 30, 2023 $104,086 (September 30, 2022 $117,238), Consulting and Legal for September 30, 2023 $577,051 (September 30, 2022 $276,825), Salaries for September 30, 2023 $396,922 (September 30, 2022 $487,536), Traveling expense for September 30, 2023 $9,777 (September 30, 2022 $24,820) and other miscellaneous expenses for September 30, 2023 $352,112 (September 30,

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2022 $390,073). General and administrative expenses for the September 30 six months ended September 30, 2023 and 2022 was $1,439,908 and $1,296,491, respectively, a increase of 11.06%. The Company strongly believes that a sufficient amount of dedicated resources is needed to enhance productivity, efficiency, and growth of the business. The overall organizational structure has been growing but utilizing cost cutting.

Other Income (Expense)

Other income (expenses) for the six months ended September 30, 2023 and 2022 was $(17,166) and $(17,522), respectively.

Net Loss

Net (loss) profit for the six months ended September 30, 2023 and 2022 was $(1,239,951) and $(967,516), respectively.

Comparison of Years Ended March 31, 2023 and 2022

The following is a summary of revenue by segment for the years ended March 31, 2023 and 2022:

	Year Ended March 31,
	2023	2022
PlantX Living	68,962	49,700
Vegaste	26,706	106,475
Little West	2,717,032	1,809,800
Plant-Based Deli	558,461	426,850
EH and Portfolio Coffee	466,434	158,566
	$3,837,595	$2,551,391

The following table sets forth key components of our results of operations during the years ended March 31, 2023 and 2022:

	Year Ended March 31,
	2023	2022	Var. $
Revenue	$3,837,595	$2,551,391	$1,286,204
Cost of revenue	2,688,768	1,749,674	939,094
Gross profit	1,148,827	801,717	347,110
Gross margin	29.9%	31.4%	-1.5%

Operating expenses:
Sales and marketing	526,034	352,906	173,128
General and administrative	2,879,783	2,324,943	554,840
Total operating expenses	3,405,817	2,677,849	727,968
Loss from operations	(2,256,990)	(1,876,132)	(380,858)

Other income (expense):
Foreign exchange gain (loss)	(415)	32,520	(32,935)
Interest expense	(34,728)	(18,387)	(16,341)
Other income (expenses)	(14,139)	35,624	(49,763)
Total other income (expense)	(49,282)	49,757	(99,039)
Net loss	$(2,306,272)	$(1,826,375)	$(479,897)

Revenue

Revenue for the years ended March 31, 2023 and 2022 was $3,837,595 and $2,551,391, respectively, representing an increase of 50.42%. The increase was mainly attributed to the remarkable performance of Little West. Little West contributed approximately an additional $907K to the total revenue compared to March 2022. The wholesale revenue of Little West increased by $769K or 53% during the year ended March 31, 2023 compared to the prior period. The new wholesale customers contributed $362K and the additional orders from existing customers contributed $407K. In addition, the online revenue of Little West increased by $138K or 37% for the year ended March 31, 2023 compared to the prior period due to strategic investment in our marketing and advertising channels.

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EH coffee and Portfolio’s revenue also increased by $307,868 for the year ended March 31, 2023 compared to the prior period.

Cost of Revenue and Gross Profit

Cost of revenue for the years ended March 31, 2023 and 2022 was $2,688,768 and $1,749,674, respectively, representing an increase of 53.67%. The Gross Margin dropped slightly by 1.5% mainly due to the product mix.

Sales and Marketing

Sales and Marketing expenses increased by $173,128. The company invested in sales and marketing to increased brand awareness and ultimately the revenue of the company.

General and Administrative

General and administrative expenses consisted of amortization for March 31, 2023 $166,997 (March 31, 2022 $159,320), Consulting and Legal for March 31, 2023 $580,363 (March 31, 2022 $349,362), Salaries for March 31, 2023 $904,513 (March 31, 2022 $683,630), Travel for March 31, 2023 $26,255 (March 31, 2022 $30,870) and other miscellaneous expenses for March 31, 2023 $1,201,655 (March 31, 2022 $1,101,761). General and administrative expenses for the years ended March 31, 2023 and 2022 was $2,879,783 and $2,324,943, respectively, an increase of 23.86%. that was in line with the increase in revenue. The Company strongly believes that a sufficient amount of dedicated resources is needed to enhance productivity, efficiency, and growth of the business.

Other Income (Expense)

Other income (expenses) for the years ended March 31, 2023 and 2022 was $(49,282) and $49,757, respectively.

Net Loss

Net (loss) profit for the years ended March 31, 2023 and 2022 was $(2,306,272) and $(1,826,375), respectively.

Liquidity and Capital Resources

As of September 30, 2023 and March 31, 2023, we had cash of $615,393 and $58,903, respectively. To date, we have financed our operations primarily through our investments from our parent, PlantX Life, and through the issuance of Common Shares.

Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the combined financial statements are issued.

If the Company materially meets the projections, there will be sufficient cash to meet the working capital, capital expenditure, and debt repayment for the next 12 months. The Company’s accumulated shareholder’s losses as of September 30 2023 and March 31 2023 as per the audited and reviewed combined financial statements were $530,511 and $339,539, respectively. The Company does not anticipate incurring any debt obligations in the next 12 months.

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained net losses through September 30, 2023. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

Please see “Risk Factors— Our auditor has expressed substantial doubt about our ability to continue as a going concern.”

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Debt

During the year ended March 31, 2022, the Company received an aggregate CAD $60,000 from Canada Emergency Business Account (“CEBA”). The interest free loan is used to finance operating costs which was offered by the Government of Canada through the Company’s bank in response to the COVID-19 pandemic Commencing on January 1, 2024, interest will accrue on the balance of the term of the loan at the rate of 5% fixed interest per year. The carrying value of the loan as at September 30, 2023 was CAD $40,000. The loan matures on December 31, 2026.

WS West LLC received a loan amounting to USD $150,000 from Small Business Administration (SBA) at 3.75% per annum payable in 30 years. The carrying value of the loan as at September 30, 2023 was $150,000. The loan was used to finance operating costs.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for all financial statement periods presented in this prospectus.

	Three Months Ended September 30,		Year Ended March 31,
	2023	2022	2023	2022
	(Unaudited)
Net cash used in operating activities	$(1,423,274)	$(899,548)	$(2,204,199)	$(511,061)
Net cash used in investing activities	$(119,636)	$(6,542)	$(6,121)	$(317,337)
Net cash provided by financing activities	$2,067,456	$798,727	$2,440,050	$182,010
Net change in cash	$524,546	$(107,363)	$229,730	$(646,388)

Net cash used in operating activities was $(2,049,347) and $(511,061) for the years ended March 31, 2023 and 2022, respectively. The Increase in net cash used in operating activities was primarily due to inventory purchases and settlement of accounts payable and other liabilities.

Net cash used in investing activities was $(6,121) and $(317,337) for the years ended March 31, 2023 and 2022, respectively. The decrease in net cash used in investing.

Net cash (used in) provided by financing activities was $2,440,050 and $182,010 for the years ended March 31, 2023 and 2022, respectively. The increase in net cash provided by financing activities was primarily proceeds from loans and capital contributions.

Net cash used in operating activities was $(1,423,274) and $(899,548) for the six months ended September 30, 2023 and 2022, respectively. The increase in net cash used in operating activities was primarily consisted of inventory purchases and increment in accounts payable and other liabilities.

Net cash used in investing activities was $(119,636) and $(6,542) for the six months ended September 30, 2023 and 2022, respectively. The increase in net cash used in investing activities attributable to the addition of property, plant and equipment.

Net cash provided by financing activities was $2,067,456 and $798,727 for the six months ended September 30, 2023 and 2022, respectively. The increase in net cash provided by financing activities was primarily consisted of proceeds from capital contribution.

Please see “Description of Share Capital—History of Securities Issuances” for a description of our recent private placements of securities.

Contractual Obligations

Lease Commitments

The Company’s operating lease agreements includes storefronts and offices in California and Canada.

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The following is a summary of minimum lease payments as of March 31, 2023:

Year Ending March 31,	Operating Lease
2024	$89,487
2025	153,743
Total undiscounted cash flows	243,230
unamortized interest	(6,501)
Present value of lease liability	$236,729

During the six months ended September 30, 2023 and 2022 and fiscal years ended March 31, 2023 and 2022, we had no significant cash requirements for capital expenditures or other cash needs under any contractual or other obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Risk management overview

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation and credit and concentration risks. This note provides information about our exposure to each of these risks, our objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

Critical Accounting Policies and Estimates

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition

The Company accounts for revenue under ASC 606, Revenue from Contracts with Customers. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

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Revenue comprises the fair value of consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of returns and discounts. Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

The Company operates websites where customers can purchase plant-based food and beverage products from various suppliers and also distributes these products through wholesale arrangements. The Company also offers household plants, cosmetics and plant-based pet food on the same platform. The Company’s primary sources of revenue are sales made through its website, wholesale arrangements and sales made directly to restaurants and grocery stores.

For retail and wholesale arrangements, revenue is recognized immediately upon providing the customer with the product.  The Company transfers control and satisfies its performance obligation when the plant-based food and beverage products are delivered and accepted by its customers. Revenue is recognized at a point in time.

Inventory

Inventories are measured at the lower of cost and net realizable value (“NRV”). Cost is determined using FIFO (“First In First Out”), and includes all costs of purchases and all other costs incurred in bringing inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. When there is a decline in the price of an item which indicates that the cost is higher than the NRV, a provision for inventories is established and an expense is recognized in the period in which the write-down occurs. A provision for impairment involves significant management judgment and includes the review of inventory aging and an assessment of cost recoverability.

Leases

In accordance with FASB ASC 842, Leases, upon lease commencement the Company recognizes a right-of-use asset and a corresponding lease liability measured at the present value of the fixed future minimum lease payments. The Company calculates operating lease liabilities with a risk-free discount rate, using a comparable period with the lease term. Lease and non-lease components are combined for all leases. Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no lease asset or liability recognized.

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BUSINESS

Our Company

We are a Cayman Islands holding company focused on expanding consumer access to plant-based goods by developing a global portfolio of businesses that offer high-quality plant-based product offerings. By creating this portfolio, we intend to bridge the gap between two multi-billion-dollar industries: e-commerce and plant-based consumer goods. As a first mover in the plant-based e-commerce industry, we consider ourselves the digital face of the plant-based community, and we seek to represent the one-stop-shop for everything plant-based.

To accomplish our goals, one of our primary tasks has been the development of our e-commerce platforms, PlantX (located at www.PlantX.com; www.PlantX.ca; and www.PlantX.uk) and Vegan Essentials (located at www.VeganEssentials.com). Currently, our online vegan grocery stores offer more than 5,000 plant-based products directly to consumers throughout North America, including cold-pressed juices from our Little West LLC subsidiary, or Little West, farm-to-cup, and a specialty coffee from our Portfolio Coffee, Inc. subsidiary, or Portfolio Coffee. Both Little West and Portfolio Coffee also have their own niche websites with full e-commerce capabilities (located at www.Littlewest.com; www.LittleWest.ca; and www.PortfolioCoffee.ca) and robust wholesale operations.

In addition to offering one of the largest assortments of plant-based products on the internet, PlantX platform acts as a resource to make a plant-based lifestyle more accessible by fostering a community of united individuals. For example, customers on the PlantX platform will find resources and information regarding plant-based diets and brands, direct links to instructional cooking videos, and plant-based recipes. The PlantX platform features a collaborative forum and blog to help like-minded consumers engage through social media and find comfort in the growing online community. Through relationships with top nutritionists, chefs, celebrities, and brands, our goal is to educate people on the benefits of a plant-based lifestyle and eliminate the barriers of entry for everyone. A busy lifestyle usually translates to less time to shop and cook, especially with real, healthy ingredients. We believe we solve problems like these, while crushing misconceptions, and aiming to help our community lead a longer, healthier, and happier life. In addition to the products and resources we offer to consumers, the PlantX platform is also a marketing tool helping vegan and plant-based companies create awareness through social media, brand ambassadors, digital content, search engines, and email campaigns that attract visitors and facilitate purchases online. Additionally, PlantX Life’s e-commerce technology provides fulfillment solutions for vegan brands from its Midwest warehouse direct to consumers’ front doorstep.

To supplement and increase awareness of our e-commerce platforms, we have begun incorporating physical store fronts into our growth strategy. Under the XMarket brand name, we have opened brick and mortar locations in high traffic epicenters of thriving plant-based communities, such as Los Angeles and Chicago, that enhance the e-commerce presence through interactive shopping. In our Chicago location, we are building what we believe to be the first vegan food hall in the city. There, customers will find an Xmarket grocery store, six vegan restaurant concepts, a central bar with a liquor license to sell beer, wine, and hard alcohol, and a deli counter. In addition to physical storefronts, some of our Xmarket locations will act as storage and fulfillment centers that we believe will drastically expand distribution capabilities across the United States, while driving online sales.

To expand our business and continue our current growth rate, we have sought out and completed opportunistic acquisitions of various businesses in the plant-based industry. Through our growth strategy involving mergers and acquisitions, we intend to continue adding relevant, already-established companies to complement our e-commerce platforms and further drive growth. Our aim with these future acquisitions is to increase market share, add complementary products and brands to the portfolio, develop new geographical markets, and diversify. We also intend to grow our private label product offerings, like our juices from Little West, by continuing to develop relationships with third-party producers and by acquiring additional companies to add to our line of private label products. By following our growth strategy, we believe we will continue to deliver superior products at affordable prices for consumers.

Our Corporate History and Structure

We were incorporated under the laws of the Cayman Islands as Veg House Holdings Inc., an exempted company. On December 14, 2022, to become the holding company for the subsidiaries listed below. On December 14, 2022, upon incorporation, one (1) common share, par value $0.0001 per share, was allotted and issued to Charlotte Cloete, who transferred the share to Sean Dollinger, on the same day. On December 21, 2022, we issued 2,999,999 common shares, par value $0.0001 per share, to our founding shareholders in connection with the formation of the Company at a price

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equal to our par value of $0.0001 per share. On August 16, 2023, 2,000,000 of the 2,999,999 Common Shares were subsequently canceled.

On January 16, 2023, we entered into a share exchange agreement with PlantX Life Inc., or PlantX Life, as amended by Amendment No. 1 thereto, dated February 28, 2023 and Amendment No. 2 thereto, dated September 27, 2023, pursuant to which we acquired all of the capital stock of several PlantX Life wholly owned direct and indirect subsidiaries, PlantX Living Inc., Vegaste Technologies US Corp., Little West LLC, Plant-Based Deli, LLC, WS West LLC, and Little West Holdings LLC, and all of the capital stock owned by PlantX Life in two of its majority owned subsidiaries, Eh Coffee Corp., and Portfolio Coffee Inc., in consideration for the issuance to PlantX Life of 6,000,000 of our Common Shares. The share exchange transaction was consummated on October 6, 2023. In connection with this share exchange agreement, Veg House Illinois and PlantX Midwest Inc. (“PlantX Midwest”), a wholly-owned subsidiary of PlantX Life, entered into a management agreement for a property currently leased by PlantX Midwest located at 804 W. Montrose Avenue, Chicago, Illinois 60613 which will contain our vegan food hall and an e-commerce fulfillment center. Veg House Illinois will manage and operate the food hall. We refer to this property as the Illinois Property. Under the management agreement, Veg House Illinois will pay PlantX Midwest a monthly rent. Veg House Illinois will receive all the revenue of the food hall after deducting (i) the monthly rent owed to PlantX Midwest and (ii) all expenses of operation of the food hall.

The corporate history of the subsidiaries acquired in the share exchange agreement with PlantX, are as follows:

●	PlantX Living Inc. and Vegaste Technologies US Corp. PlantX Living Inc. which we refer to as PlantX Living, is a British Columbia corporation formed on October 11, 2019. Vegaste Technologies US Corp., which we refer to as Vegaste, is a Florida Corporation formed on April 1, 2020. Vegaste is a wholly-owned subsidiary of PlantX Living that owns and operates the US, CA, and UK PlantX e-commerce platform and the VeganEssentials e-commerce platform. These platforms produce the majority of our revenue. PlantX Living also owns and operates the Xmarket storefront locations in Toronto, and Ottawa, Ontario.

●	Veg House Illinois Inc. Veg House Illinois Inc., which we refer to as Veg House Illinois, is an Illinois corporation formed on February 27, 2023. Veg House Illinois manages and operates the Illinois property which contains our vegan food hall and e-commerce fulfillment center.

●	Little West LLC. Little West LLC, which we refer to as Little West, is a California limited liability company formed on July 15, 2013. Little West produces cold-pressed juices that are sold in Xmarket storefronts, and on our e-commerce platforms. WS West LLC, which we refer to as WS West is a California limited liability company formed on May 29, 2018. WS West is a wholly owned subsidiary of Little West. Little West Holdings LLC, which we refer to as Little West Holdings, is a Delaware limited liability company formed on May 6, 2019. Little West Holdings is a wholly owned subsidiary of Little West.

●	Plant-Based Deli, LLC. Plant-Based Deli, LLC, which we refer to as Plant-Based Deli, is a California limited liability company formed on February 2, 2018. New Deli operates the XMarket storefront in Venice Beach, Los Angeles.

●	Eh Coffee Corp. and Portfolio Coffee Inc. Eh Coffee Corp., which we refer to as Eh Coffee, and Portfolio Coffee Inc, which we refer to as Portfolio Coffee, were incorporated in Ontario, Canada on October 19, 2016 and October 24, 2019, respectively. On November 10, 2021, PlantX Life acquired approximately 53.5% and 51.0% of the issued and outstanding share capital of each of Eh Coffee Corp. and Portfolio Coffee Inc., respectively, from Jacob Fortier, Victor Nucci and Andre Dalben. These shareholders, together, continue to hold a minority of the shares of the two companies. Eh Coffee and Portfolio Coffee each operate a roasting business and distribute coffee beans through wholesale arrangements and website sales on the PlantX platform. Eh Coffee and Portfolio Coffee also share employees.

On February 27, 2023, we formed Veg House Illinois Inc., an Illinois Corporation, which we refer to as Veg House Illinois, with an authorized share capital of 5,000 shares of common stock. Sean Dollinger, our founder and special advisor, is the sole director and executive officer of Veg House Illinois. On the date of its formation, Veg House Illinois issued to us one (1) share of its common stock constituting 100% of its outstanding share capital, making it our wholly owned subsidiary.

Dual Class Share Structure

On March 31, 2023, the Company amended its articles and memorandum of association to institute a dual class share structure consisting of Class A Common Shares, and Class B Common Shares, and any number of classes of preferred shares. Class A Common Shares are entitled to twenty (20) votes per share on proposals requiring or requesting shareholder approval, and Class B Common Shares are entitled to one (1) vote on any such matter. A share of Class A Common Share may be voluntarily converted into a share of Class B Common Share. A transfer of a share of Class A Common Shares will result in their automatic conversion into Class B Common shares upon such transfer, subject to certain exceptions, including that the transfer of Class A Common Shares to another holder of Class A Common Shares will not result in such automatic conversion. Class B Common Shares are not convertible. Other than as

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to voting and conversion rights, Class A Common Shares and Class B Common Shares have the same rights and preferences and rank equally, share ratably and are identical in all respects as to all matters.

Due to this amendment, the Company’s authorized share capital became 500,000,000 shares, consisting of: (i) 425,000,000 common shares, par value $0.0001 per share, of which 25,000,000 shares are designated Class A Common Shares, $0.0001 par value per share, and 400,000,000 shares are designated Class B Common Shares, $0.0001 par value per share; and (ii) 50,000,000 “blank check” preferred shares, $0.0001 par value per share. Of the 9,750,000 common shares issued and outstanding at the time of the amendment, 2,000,000 common shares held by Boustead & Company Limited, Bethor Limited, Pinehurst Partners LLC, and Latigo Partners, LLC, became Class A Common Shares, and the remaining 7,750,000 common shares became Class B Common Shares.

Single Common Share Structure

On September 21, 2023, we further amended our memorandum and articles of association to amend the share structure by (i) eliminating a dual class share structure consisting of the Class A Common Shares and Class B Common Shares and establishing a single Common Share structure consisting of Common Shares only, with 500,000,000 authorized shares being all designated as common shares with a par value of $0.0001 per share (the “Single Common Share Structure”), entitled to one (1) vote per share; and by (ii) eliminating all authorized “blank check” preferred shares. All 7,841,666 Class B Common Shares issued and outstanding at the time of the amendment became Common Shares.

Immediately prior to this Offering, there are 12,028,641 Common Shares issued and outstanding.

The following diagram depicts our organizational structure, including our subsidiaries, following the completion of this Offering.

Industry Overview

Our goal is to become the one-stop-shop for all our customers’ plant-based product needs. To do so, we will focus on expanding access to plant-based products by developing a global portfolio of businesses that offer high-quality plant-based products. Consequently, our subsidiaries currently operate in several different industries. Each of the material industries that we currently operate in are:

●	Grocery E-Commerce. As platforms for the online distribution of premium plant-based consumer goods, food and beverages, we believe that the PlantX and Vegan Essentials e-commerce platforms are the two largest players in the plant-based e-commerce world. According to McKinsey & Company, the e-commerce grocery industry’s penetration could triple to nearly $600 billion versus the current $150 billion value (McKinsey & Company, The next horizon for grocery e-commerce: Beyond the pandemic bump, 2022). Moreover, according to Oberlo, a dropshipping application, online grocery sales in the US are expected to hit $160.91 billion in 2023, spurred by approximately 147.8 million digital grocery buyers across the country

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(https://www.oberlo.com/statistics/online-grocery-market). We believe our plant-based e-commerce platforms, PlantX and Vegan Essentials, are poised to capitalize on any increased market penetration and growth in online grocery sales via our continuously updated catalog of plant-based products.

●	Plant-Based Food. The plant-based food market is continually growing, with sales growing significantly across all relevant categories. According to a report published by Meticulous Research the global plant-based food industry is expected to reach $95.52 billion by 2029 (Meticulous Research, Plant based Food Market Worth $95.52 Billion by 2029, 2022). We believe that our business model is fundamentally built to grow in sync with the plant-based food industry. We believe this growth will occur because the PlantX and Veg Essentials e-commerce platforms are two of the most popular plant-based e-commerce platforms. Because of our platforms’ popularity, plant-based product producers seek to list their products with us. Consequently, as more products enter the market, our product offering catalogue and partnership counts will increase.

●	Retail Grocery. PlantX Life operates in a niche but rapidly growing segment of the grocery industry, providing premium vegan food and beverages throughout North America and the UK. According to a study from The Good Food Institute, the Plant-Based Foods Associate, and SPINS, the plant-based food industry reached $7.4 billion in 2021, which is a 6.2% increase from the record levels of 2020 (Good Food Institute, U.S. plant-based food retail sales hit $7.4 billion, outpacing total retail sales, despite supply chain interruptions and pandemic restrictions creating widespread volatility in the food industry). According to Julie Emmett, the Plant-Based Food Association’s Senior Director of Retail Partnerships in 2019, “[p]lant-based foods are a growth engine, significantly outpacing overall grocery sales. We are now at the tipping point with the rapid expansion of plant-based foods across the entire store, so it is critical for retailers to continue to respond to this demand by offering more variety and maximizing shelf space to further grow total store sales” (Plant Based Foods Association, U.S. Plant-Based Retail Market Worth $4.5 Billion, Growing at 5X Total Food Sales, 2019).

Our Products and Services

The Company’s core business and primary sources of revenue are the sales made through the PlantX and Vegan Essentials e-commerce platforms, wholesale arrangements and dropshipping partnerships. Most of our product and service offerings can be accessed through the PlantX and Vegan Essentials platforms. Our PlantX platform, which we intend to become the one stop shop for everything plant-based, offers products and services across the plant-based consumer goods industry. In addition, our Vegan Essentials platform is one of the first and most popular vegan e-commerce platforms and has been in operation for over 20 years (VegNews, 10 Vegan Online Markets for People Who Are Boycotting Amazon, 2020). Our products and services offerings are grouped into the following categories:

●	Plant-Based Grocery and Pantry. Through our e-commerce platform, we distribute thousands of plant-based goods from pantry items, cosmetics, pet food, and infant and children’s products. Our company utilizes dropshipping arrangements so that limited inventory will be owned at any time by the Company. Consumers can purchase their items through a user-friendly and consolidated check-out process on the e-commerce program and different warehouses will ship their respective products.

●	Private Label Products. We have a growing catalog of private label products that we offer directly to consumers. On the PlantX platform, we offer Little West cold pressed juices and coffee products from our Eh Coffee and Portfolio Coffee subsidiaries. We intend to build out our Little West offering by adding wellness shots, pulp chips, and chlorophyll water to its assortment of products. These private label products will be 100% plant-based and organic and will be available on the Company’s e-commerce platforms and the brick-and-mortar locations. The Company believes that private label products will be an important growth segment.

●	Recipes. We regularly add plant-based recipes to the website with the intention of providing customers daily inspiration on what to cook, demonstrate how easily plant-based meals can be created. The recipes mainly feature products that can be purchased via the PlantX e-commerce platform. While recipes do not directly generate revenue for the Company, they are integral to our business model, and the Company intends to generate e-commerce growth from engaging and broadening our e-commerce community.

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●	Xmarket Grocery Stores. We believe our brick-and-mortar locations in high traffic epicenters of thriving plant-based communities enhance the e-commerce presence through interactive shopping. Our Xmarket locations provide a sensory experience for customers to experience plant-based shopping. The locations are intended to attract new customers, build brand recognition, and create a loyal e-commerce consumer base. All of our customers can expect a consistent experience – whether shopping on-line or at a flagship store. We also intend to use certain brick-and-mortar stores as distribution centers that warehouse goods and ship directly to consumers from orders placed on the e-commerce platform. We operate the brick-and-mortar locations below:

1.	XMarket Uptown - located at 804 W Montrose Ave, Chicago, IL 60613, is 21,894 square foot facility and is leased by us. It is used as a food hall and bar, an e-commerce warehouse, and as an XMarket store.

2.	Vegan popup by XMarket - located at 2524 Pacific Ave, Venice, CA 90291, and is leased by us. This property is used as an XMarket vegan corner store, sandwich shop, and coffee counter.

There are no liens or any security interests against either property. There are no material plans to expand or improve either leased property as of the date of this registration statement. There are also no plans to reduce the size of either leased property.

●	Vegan Food Hall. We intend to open Chicago’s very first vegan food hall, featuring the best plant-based concepts under one roof. This will be a chef-driven food hall with a thoughtfully curated mix of local food and beverage. Our mission is to serve people who crave unique flavors, experiences, and ideas, while creating opportunities for chefs to showcase their creativity. This is meant to serve as a destination spot where individuals can spend time learning about plant-based foods, brands, and the associated lifestyle. We expect that the location will also be home to a 35-seat bar with a license to sell beer, wine, and hard alcohol, and bar menu in collaboration with well-known vegan bartenders and chefs. Our Food Hall will serve as a home to seven unique vendors plus our bar, a craft cocktail mainstay. The market features a design-forward interior while incorporating ample room for daily events and happenings.

Our Website Traffic

Since launching on April 1, 2020, and as of September 28, 2023, the website, www.PlantX.com, has received over 900,000 visitors, over 1,100,000 sessions, has over 46,500 emails in its database, and has processed over 11,000 transactions. Since launching in September 2021, and as of September 28, 2023, the Canadian website, www.PlantX.ca, has received over 265,000 visitors, over 290,000 sessions, has over 18,500 emails in its database, and has processed over 7,000 transactions. The UK website, www.PlantX.uk, launched in December 2021, and as of September 28, 2023, and has over 65,000 visitors, 69,000 sessions, and 4,000 emails in its database.

The VeganEssentials website, www.VeganEssentials.com, since 2020, and as of September 28, 2023, has received over 2,075,000 visitors, over 3,340,000 sessions, has gathered over 200,000 unique emails in its database, and has processed over 45,000 transactions. Since May 2021, Little West’s e-commerce operations has received over 500,000 visitors, over 10,000 orders, has 20,597 active profiles, and has over 20,500 email addresses in its database. Since relaunching the Portfolio Coffee website in 2021, it has received over 129,000 visitors, over 3,300 orders, and has over 1,700 emails in its database.

Our Target Audience

In general, our target audience consists individuals in the 25- to 34-year-old age group and is made up equally of men and women. Specifically, the target audience for our products and services can be broken down into the following groups:

●	Health, Wellness, and Fitness Pursuers. People who are health conscious, want to switch to vegan for better health and fitness, or who are in touch with wellness goals.

●	Healing Effect Pursuers. People who need vegan grocery or other vegan items for healing purposes, such as to help them recover from a certain medical condition, like allergies to certain foods, or who are advised to eat gluten free products by doctors.

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●	The Environment Conscious Individuals. People who care about the environment or sustainability and want to make their contribution by switching to vegan products.

●	Vegan Business Owners. Restaurant, stores, hotels, hospitality owners who need ingredients to run their day-to-day operation.

Our Growth Opportunities

We believe the world is becoming more health conscious, and we intend to capitalize on this evolution by offering a platform with a large selection of plant-based products. We also believe that being an early player in this field has positioned us to capture a significant share of the growing plant-based e-commerce industry. To maintain our first mover advantage, we will continue to grow our product catalog, increase our business-to-business revenue generating operations, and execute our global and strategic merger & acquisition strategies.

We also see a significant opportunity to maximize growth by adding multiple revenue streams to our Chicago Uptown vegan food hall and Xmarket location. By building out the vegan food hall, hosting daily events, and giving our private label brands premium exposure, we expect to see significant improvements on unit economics, gross margins, selling, and distribution demonstrating a clear path to profitability.

After proving the vegan food hall concept, we intend to franchise our locations to major population centers across North America. These food halls will act as educational hubs in major cities to help increase the plant-based populations by making the lifestyle more accessible and fun. Additionally, these food halls will allow us to partner with local chefs, entrepreneurs, and restaurants, making each location unique to its hometown.

We also intend to open Xmarket locations in international markets such as Ireland, Germany, Austria, Italy, and Spain, by collaborating with local distribution companies in each respective country. With an agile team and advanced technology, we believe that we can enter markets quicker than the competition. For example, we believe that during the next 12 months, we could launch an international Xmarket by utilizing our software and application processing interfaces, brick-and-mortar design blueprints, and the portability of our e-commerce platforms. We also believe that such launch would take under 30 days from the initiation of the project.

Moreover, we believe that our established business foundations and technology will allow us to scale with our present team. For instance, connecting with Walmart and other shopping platforms using our proprietary technology will allow us to scale into markets with virtually no infrastructure or capital expenditure costs.

Sales and Marketing

Our current sales focus is on onboarding plant-based consumer goods producers within our e-commerce fulfillment solutions. By having companies link their websites to a branded landing page on our PlantX and Vegan Essentials platforms we believe we are rapidly acquiring new customers. We believe, by offering order fulfillment for the majority of plant-based and vegan brands, we can grow our customer base while also increasing search engine optimization results. We also intend to implement paid shopping and pay per click campaigns during high seasons.

As we gain more insights about our target audience, we will be better able to optimize our advertising and marketing campaigns to reduce our customer acquisition cost. Improvements in product selection, brand awareness, brand loyalty, and customer insights will all play a key role in driving an increase in the average order value.

We expect to continue building a network of vegan, plant-based, foodies and health-conscious influencers who act as affiliates. These affiliates are not paid per post, but instead compensated with percentage commissions based on the number of sales generated directly by the post.

Lastly, our retail locations have been experiencing increased sales as a result of our in-store events. We intend to add weekly happenings to our events calendar where brands can offer product samplings where customers can try before they buy. We expect that the free-sample model will entice consumers to purchase our product offerings, and to return to test more of our products.

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Competitive Strengths

We believe that the following competitive strengths position us favorably in each aspect of our business:

●	First Mover Advantage. Based on Management’s industry experience and knowledge, we believe that since veganessentials.com, which is 23 years old, is the longest standing domain selling only vegan products[1] we have maintained a first mover advantage with respect to selling vegan products online. In terms of duration, our nearest online competitor has been in existence for 12 years. In addition, we believe that we will be the first known publicly listed company fully focused on the plant-based e-commerce space. While there are numerous publicly traded companies that offer plant-based products, we believe we are currently the only company that offers vegan only products delivered right to a customer’s doorstep. This unique integrated service provision increases our competitiveness and strengthens our capital markets profile.

●	E-Commerce Platforms with High Gross Profit Margins. Our versatile online marketplace enables us to expand assortment without the constraints of stock or logistics, whilst still maintaining our gross profit margins. We have developed our e-commerce platforms into an online source for high-quality plant-based products with distribution throughout Canada, and the United States. Shortly after launching the PlantX platform, we introduced its collaborative forum and blog to help like-minded consumers connect with each other. On the website, users can now start a discussion with the entire community about plant-based health, nutrition, and recipes. Through our e-commerce platforms, consumers can: establish an account; shop from a selection of plant-based products; order weekly meal deliveries of prepared or ready-to-cook vegan meals (currently available in Canada only, however, we expect to expand into the United States by 2024); participate in online forums and discussion groups; and order supplements, cosmetics, and wellness goods straight to your home.

●	High Growth Sectors / Industries. In times of crisis when most industries are slowing, the plant-based food industry is experiencing record growth and milestone launches as the pandemic continues to expose the links between meat and animal-borne viral illnesses, leading more customers to rethink their diets. As customers become more educated on health & wellness, more companies than ever are launching plant-based alternatives. The industry is seeing continuous innovation leading to increased variety for consumers.

●	Experienced Management. We are a company with a strong management team who live and breathe the plant-based lifestyle.

●	Partnerships. In the past, we engaged in partnerships with well-known brands and individuals involved in the plant-based industry, including Matthew Kenney, Venus Williams, and Justin Fields. We also have e-commerce fulfillment relationships with Good to Go Veggie, No Evil Foods, Hungry Planet, Good Planet, Meaty Max, The Plant Based Seafood Co, Jack & Annie’s, Unlimeat, The BE Hive, Woah Dough, TiNDLE, and Tofutti. Collaboration is at the core of everything we do and helps increase awareness of our products and grow our business.

●	Global Footprint. According to the U.S. Department of Agriculture’s Foreign Agricultural Service, demand in the UK for plant-based alternatives has boomed in recent years, leading to the launch of www.PlantX.uk, our UK website. Moreover, through Shopify+, our tech team can launch new websites in attractive markets using our current operations and resources.

●	New Product Development. Under the PlantX Life private label brands, the company is constantly looking for ways to innovate using raw materials that are already available. For example, adding pulp chips and wellness shots to the Little West product line is a natural evolution using ingredients that would otherwise go to waste. The company also employs an extremely talented tech team that is always working on upgrading its technology to the latest and greatest.

●	Expansive Product Catalog. By owning and operating our own warehouse in addition to using a dropship commercial strategy, we believe we are able to source the most diverse selection of plant-based products. We work with natural & organic food distributors, independent websites, and even purchase direct from brands. The management team is well versed in new products and brand launches in the plant-based industry that we are often chosen to bring new products to the market.

1 Based on data collected from https://www.semrush.com and https://websiteseochecker.com/domain-authority-checker/

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Growth Strategies

Our growth strategy is surprisingly simple with our e-commerce platforms being our main drivers of growth. By offering the widest possible array of plant-based products, we are positioning ourselves to be the largest online and retail destination for all plant-based needs and desires. The following elements are included in our current plans as avenues to grow our brand and drive customers to the Plant X Platform:

●	Strategic Mergers & Acquisitions. Through mergers and acquisitions, we will continue to add relevant, already-established businesses to our portfolio to complement the PlantX e-commerce platform site and further drive growth. Our aim is to increase market share, add complementary products and brands to the portfolio, develop new geographical markets, and diversify. Further, through our strategic acquisitions and by developing relationships with product sources, we intend to continue creating our own private label products (i.e., juices through Little West) to deliver superior products at affordable prices for consumers.

●	Geographic Expansion. The PlantX platform is currently active in the United States, Canada, and the United Kingdom; however, we intend to expand services globally to Australia, Latin America, Europe, the Middle East, and Asia.

●	Marketing. We are driving awareness of our brand with a significant investment in non-traditional marketing, such as collaborating with influencers and offering consumers with a popup store experience. Messages helping consumers understand how to incorporate plant-based living into their lives are curated and shared by ambassadors across social media, YouTube, and on our e-commerce platform. We utilize omnichannel campaigns for grocery items, meal delivery, and retail leveraging our digital expertise to maximize web traffic and shopping conversions. Further, we believe cross-promotion across our subsidiaries will help position the brand as the complete solution for plant-based living, helping it serve consumers as the destination for products and services.

●	Partnerships. To execute the Company’s commercial strategy, we rely on a partnership with KeHE Cares® Foundation (“KeHE Cares”). KeHE Cares is integral to our dropshipping business model as it is responsible for fulfilling customer orders placed with the Company. The Company further intends to supply its products to specialty grocery stores in their plant-based and natural food aisles. We believe that further establishing exclusive and non-exclusive partnerships will be an important growth strategy for the Company.

Competition

The e-commerce marketplace is highly competitive. The PlantX platform serves several high-growth industries, including online grocery delivery, online food delivery, and online plant delivery. The Company offers product lines under a variety of brands using a centralized online platform and fulfills orders that are predominantly fulfilled using dropshipping agreements. We believe this allows the Company to address an array of customer needs and preferences, while mitigating risk and increasing opportunities for diversified sales. The PlantX platform connects customers to brands they may not have previously discovered and provides partners the opportunity to expand their reach through our e-commerce platforms.

The e-commerce, home delivery, coffee, beverage, and plant-based food industries are evolving rapidly and are increasingly competitive. A variety of business models are being pursued or may be considered for the provision of digital learning tools, some of which may be more profitable or successful than our business model. While we believe we do not have any direct competitors that compete with us across our business in its entirety, we face competition in certain aspects of our business. Our products and services face competition from different businesses depending on the offering.

The following components of our business have the following competitors:

Grocery E-Commerce and Retail Restaurants

We face significant competition from traditional grocery stores, like Whole Foods Market, Walmart, and Target, and e-commerce platforms like Amazon Fresh. These segments are highly competitive with respect to, among other things, price, food quality, service, location, platform design, and efficiency. Many of our competitors have existed longer

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and have a more established market presence with substantially greater financial, marketing, personnel, and other resources than we do, and as a result, these competitors may be better positioned to succeed in the grocery and grocery e-commerce industries.

As we expand into new geographic markets and further develop our platforms and brick-and-mortar locations, we will face competition from these companies as well as new competitors that strive to compete with our market segments, particularly as many of our competitors have increased their digital presence to better navigate the COVID-19 pandemic, including by enabling direct to consumer delivery through their digital applications. We believe we will face increasing competition from delivery kitchens, food aggregators and food delivery marketplaces (such as Door Dash, Grub Hub, Uber Eats, and others), grocery stores (particularly those that focus on plant-based and vegan options), and other companies that are enabling the delivery of food to customers via e-commerce platforms. Competition from food aggregators and food delivery marketplaces has also increased in recent years, particularly with the significant increase in restaurants that previously focused on dine-in service and have increased their reliance on take-out or delivery during the COVID-19 pandemic, and competition is expected to continue to increase.

Any of these competitors may have, among other things, greater operational or financial resources, lower operating costs, better locations, better facilities, better management, better digital technology, increased automation and production efficiency, more effective marketing, and more efficient operations. Additionally, we face the risk that new or existing competitors will copy, and potentially improve upon, our business model, menu options, technology, presentation, or ambience, among other things.

Coffee Wholesale

We believe we are uniquely positioned to compete in the coffee market across at-home, ready-to-drink, and out-of-home coffee markets. Competition in these markets is based on factors such as product quality, roasting methods, brand recognition, and technology. We believe that we have been able to compete successfully based on our superior product, powerful media platform, mission-led lifestyle brand with a loyal customer base, and through our e-commerce platforms. We believe that we serve a more loyal customer base than the broader coffee market, as our customers are more engaged with our plant-based brand. In the ready-to-drink coffee category we compete against established, well-known brands like Monster, private-label brands like Orinoco, and Black Rifle Coffee, and high-growth food and beverage companies such as Celsius. The ready-to-drink coffee businesses are highly competitive, with high barriers to entry including production and distribution. In the out-of-home coffee category, we compete against both well-known brands and small local coffee shops. Longer-established out-of-home coffee competitors may have greater brand recognition, and have substantially greater financial, technological, roasting, sale, distribution, and other resources.

Beverages

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, and developing new products and flavors, as well as highly intensive promoting and marketing strategies. Our products compete with a wide range of drinks produced by a relatively large number of companies, many of which have substantially greater financial, marketing, and distribution resources than we do. Important factors affecting our ability to compete successfully include brand and product image, taste and flavor of products, trade and consumer promotions, rapid and effective development of new and unique cutting-edge products, attractive and different packaging, brand exposure, and marketing, as well as pricing. Competitive pressures in the plant-based beverage categories could cause our products to maintain or to lose market share or we could experience price erosion, which could have a material adverse effect on our business and results of operations.

Sourcing and Suppliers

Our Company ensures efficient distribution of its products through its partnerships with third-party vendors and shipping companies. The Company is not reliant on any third-party service provider, which increases its distribution flexibility and efficiency. However, relying on external service providers involves logistics considerations such as performance issues, and contractual management. We have been actively monitoring and adapting to supply and demand market dynamics to determine the pricing of its products, which can be fixed or variable, based on trading prices. While plant-based products tend to be more expensive, the Company utilizes a competitive pricing strategy to improve product accessibility.

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Seasonality

Seasonality and the timing of holidays has some impact on our business via the levels at which customers engage with our products and brand, and, as a result, our revenue and our expenses have fluctuated from quarter to quarter. For example, in the winter months and pre-holiday season (in the North and Northeastern parts of the United States and Canada) we expect engagement with our PlantX and vegan essential platforms to increase as consumers are more likely to stay indoors and utilize online delivery service. However, in the post-holiday winter months we have traditionally been slower. Sales in the summers months are consistent, but there is a decline in online sales as our customers tend to travel, dine at restaurants, and spend less time cooking and eating at home. In addition, we do expect a decline in sales during the spring break season for students when many families travel. Our marketing strategies are informed by these seasonal trends as we try to minimize the impact our quarterly results of operations. These trends may cause our cash requirements to vary from quarter to quarter depending on the variability in the volume and timing of sales. We believe that these seasonal trends have affected and will continue to affect our quarterly results. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and sales growth for any particular future period may increase or decrease and are not indicative of results to be expected in any future period.

We consider intellectual property to be important to the operation of our business, and critical to driving growth in our commercial revenue. Certain of our commercial partners have rights to use our intellectual property. To protect our brand, we generally have contractual rights to approve uses of our intellectual property by our commercial partners.

We consider our brand to be a key business asset and therefore have a portfolio of trademark applications, with an emphasis on seeking and maintaining trademark registrations for the words “Digital Face of the Plant Based Community”, “Stay Curious. Stay Planted. Stay Healthy” and “New Deli by PlantX”. We have applied for these trademarks in Canada. The Company also owns all of its domains, development files, and the content published on our websites, including the fitness videos that are uploaded by certified instructors.

Enforcement of our trademark rights is important in maintaining the value of each of our brands. While it would be cost-prohibitive to act in all instances, our aim is to consistently reduce trademark infringements by carrying out coordinated, cost-effective enforcement actions following investigation of suspected trademark infringements. Enforcement action takes a variety of forms, such as working with authorities to seize counterfeit goods and stop the activities of unauthorized sellers to taking direct legal action against infringers, for example, by issuing cease and desist letters. In relation to materials for which copyright protection is available, our current practice is generally to secure copyright ownership where possible and appropriate.

Human Capital

As of December 22, 2023, Veg House Holdings Inc. and its subsidiaries had 9 full-time employees, 39 part-time employees, and 3 consultants. Full-time and part-time employees dedicate all or a majority of their time Monday through Friday to the Company and its subsidiaries. Full-time employees work 40 hours per week. Part-time employees work variable hours. In addition, full-time and part-time employees are paid through payroll and receive benefits consistent with market practice. None of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

The table below describes our human capital and of each of our subsidiaries:

Subsidiary	Position	Location	Full-Time Employees	Part-Time Employees	Consultants
Veg House Holdings Inc.	Management	US	2	0	0
	Management	CN	1	0	0
Vegaste Technologies US Corp.	Administrative	US	1	0	0
WS West LLC	-	-	0	0	0
Little West Holdings LLC	-	-	0	0	0
Little West LLC	Administrative	US	1	0	0
	Administrative	US	0	2	0
	Management	US	0	0	1
	Sales and Marketing	US	0	0	2
Plant Based Deli LLC	Administrative	CN	0	4	0

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Subsidiary	Position	Location	Full-Time Employees	Part-Time Employees	Consultants
Veg House Illinois Inc.	Management	US	1		0
	Administrative	US	0	31	0
PlantX Living Inc.	Administrative	CN	1	0	0
Portfolio Coffee Inc. and Eh Coffee Corp.(1)	Management	CN	2	0	0
	Administrative	CN	0	1	0
	Sales and Marketing	CN	0	1	0
Totals:			9	39	3

(1)	The Portfolio Coffee and Eh Coffee employees are shared between the two subsidiaries.

Consultants

The Company has engaged three consultants for discrete tasks solely related to Little West, a wholly-owned subsidiary of the Company. The consultants are individual contractors, so they are not on payroll and do not receive benefits. Set forth below is a description of the services provided by each consultant.

Chris Dodigovic; Management Consultant

Mr. Dodigovic is responsible for providing input and advice with respect to the operations at Little West. Mr. Dodigovic is focused on reducing the price per bottle of our cold pressed juices through collaboration with a sourcing new copacker/ producer. Outside of the service provided to the Company, Mr. Dodigovic owns and runs his own pizza shop.

Cassandra Troy Walker; Sales and Marketing Consultant

Ms. Walker was the founder of Little West and the original visionary behind the brand. Since the acquisition of Little West by the Company, Ms. Walker collaborates with Little West to maintain the brand’s original vision to ensure the brand and the product align with consumer expectations.

Miranda Perry; Sales and Marketing

Ms. Perry collaborates closely with Ms. Walker to ensure all marketing content is aligned with the brand's vision. Ms. Perry supports the Company’s in-house marketing team by providing assistance with copywriting and produces content for the SEO team. Outside of the service provided to the Company, Ms. Perry is a comedian.

Facilities

We believe that all our properties are, and have been, adequately maintained, in good condition, and are suitable and adequate for our businesses. Our company, through our subsidiaries, operates the following facilities:

●	Our corporate headquarters, located at 100 Park Royal S. West, Suite 504, Vancouver, British Columbia, V7T 1A2. This is a leased property with a lease term that expires on March 4, 2024. As of December 1, 2022, we have subleased our corporate headquarters for a period of 13 months ending January 1, 2024.

●	Our vegan food hall and e-commerce fulfillment center, located at 804 Montrose Avenue, Chicago IL 60613. This is a leased property, with a lease term that expires on December 21, 2032.

●	A PlantX New Deli location, which houses a small grocery store and café, located at 2524 Pacific Avenue Venice CA 90291. This is a leased property with a lease term that expires on February 28, 2029.

●	An Eh Coffee store, located at 163 Sterling Road, Toronto, Ontario. This is a leased property with a lease term that expires on October 31, 2024. The monthly rent amount for the first of the two years of this lease is $3,892.33 and the monthly rent amount for the second of the two years of this lease is $4,086.95.

Our Key Agreements

On October 4, 2023, we entered into advisor agreements with certain advisors, pursuant to which the advisors will provide business and corporate advice in connection with the Offering to the Company. In consideration for the advisor’s services, the Company issued 350,000  Common Shares to 6 individuals and entities, for an aggregate of 2,100,000  Common Shares.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these, or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results.

Social Responsibility and Environmental Sustainability

We believe that our business is perfectly aligned with the growing movement toward more environmentally friendly and socially conscious business practices. According to a study published in the online journal Nature (“Dietary change in high-income nations alone can lead to substantial double climate dividend,” January 10, 2022), researchers found that, under certain conditions, a dietary shift from animal-based to plant-based foods could result a reduction in greenhouse gas emissions and more effective carbon sequestration connected to plant-based foods. The study identified that up to 61% of greenhouse gas emissions of high-income nations could be reduced if the citizens of wealthy nations increased the amount of plant-based food products in their diets. As the Company promotes and offers high-quality plant-based products as well as educates its customers about the benefits of a plant-based diet, we

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believe it has a positive impact on climate change, environmental and societal responsibilities. We believe by focusing on offering the widest selection of plant-based food and plant-based products, we are doing our part to contribute to a greener, more sustainable future.

Moreover, we intend to make the planet healthier for all by using mostly sustainable packaging and the best shipping methods. We also engage with other entities that focus on social responsibility and environmental sustainability, like Too Good To Go services, the world’s largest marketplace for selling surplus food. We are working with Too Good To Go to create a channel for food products that are close to expiry in order to reduce food waste, feed people, and help the environment. As a result of this relationship, we have integrated Too Good To Go into our Xmarket locations in Chicago and Ottawa. Additionally, Little West offers a plant-a-tree program through its website, www.LittleWest.com. The company supports its local communities through education events, sponsorships, donations and so much more.

Government and Environmental Regulations

Our stores and online retail operations are subject to various local, state and federal laws, regulations and administrative practices affecting our business. We must comply with provisions regulating health, sanitation and food safety standards, food labeling, equal employment, minimum wages, data privacy, environmental protection, licensing for the manufacture, preparation and sale of food and, in our vegan food halls, licensing for beer and wine or other alcoholic beverages. Our operations, including the manufacturing, processing, formulating, packaging, labeling and advertising of products by us and our vendors are subject to regulation by various federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the U.S. Department of Agriculture, the Consumer Product Safety Commission and the Environmental Protection Agency. We are also subject to various state and local level regulations, and require certain licensure from local authorities, for instance, liquor licenses for our Vegan  Food Hall locations. We are also subject to the laws of Canada, including the regulatory authority of Canadian Food Inspection Agency, the Safe Food For Canadians Regulations, and the Safe Food for Canadians Act, as well as provincial and local regulations. Moreover, as we continue to expand our operations and the offering of our plant-based products to other countries, the number of regulations that our business will be subject to will continue to grow. We will continue to put forth significant effort in complying with all the regulations that we are subject to. Please see “Risk Factors— Risks Related to Government Regulation and Being a Public Company” for more information.

COVID-19 Pandemic

Management continues to closely monitor the impact of the COVID-19 global pandemic on the Company’s business and operations, with a focus on the health and safety of the Company’s employees, business continuity and supporting its communities. The Company has continued to successfully operate under preventative measures and has experienced minimal disruption to its production and operations. One area of impact for the Company has been with respect to travel. The impact of COVID-19 has severely limited management’s ability to travel, which, given the emerging international nature of the Company’s business, management team and clientele, has impacted the Company’s ability to manage its business in a traditional manner. Although travel restrictions around the world have lessened to a significant degree, the Company has adapted well to the new work-from-home environment. If governments around the world were to start imposing travel limitations again, we may have difficulties growing international operations. Moreover, the resurgence of COVID-19 restrictions such as stay-at-home orders, quarantine policies and restrictions on travel, trade and business operations, may have a materially adverse impact on our ability to operate our Xmarket locations, and vegan food halls.

As of the date of this Offering, our company has continued to operate largely unchanged other than implementing the appropriate Public Health orders with respect to COVID-19 measures. The Company’s e-commerce platforms have continued operations largely unchanged. To date, the Company has not been negatively impacted by COVID-19 due to the observed acceleration in the adoption of e-commerce and healthier lifestyle choices. Moreover, our physical storefront locations were not in operation during any of the stay-at-home orders, quarantine policies and restrictions on travel, trade and business operations.

Nonetheless, given the uncertainties associated with the COVID-19 pandemic (including a potential resurgence due to variant cases), disruptions to the global and local economies due to related stay-at-home orders, quarantine policies and restrictions on travel, trade and business operations and a reduction in discretionary consumer spending, the Company is unable to estimate the impact of the COVID-19 pandemic on its business, financial condition, results

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of operations, and/or cash flows. The uncertain nature of the impacts of the COVID-19 pandemic may affect the Company’s results of operations.

The Company believes it has sufficient liquidity available from cash, cash equivalents and short-term investments on hand to meet its working capital, operating requirements and settle its liabilities. However, a potential resurgence of COVID-19 related stay-at-home orders, quarantine policies and restrictions on travel, trade and business operations, may have a materially adverse impact on our business.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Alexandra Hoffman	34	Chief Executive Officer and Director
Shariq Khan	45	Chief Financial Officer
Julia Frank	34	Chief Operating Officer
Lorne Rapkin	41	Director
Paul Gross	43	Independent Director Nominee (1)
Ralph Moxness	76	Independent Director Nominee (1)
Lonnie Sepe	36	Independent Director Nominee (1)
Israel Cherep	73	Independent Director Nominee (1)

(1)	To be appointed to our board of directors effective automatically upon the effectiveness of the registration statement of which this prospectus forms a part.

Alexandra Hoffman has served as a member of our board of directors since March 2023, and as our Chief Executive Officer since October 3, 2023. From January 2023 to October 3, 2023, Ms. Hoffman served as our Chief Marketing Officer where she oversaw all marketing activities from branding to web design and messaging both print and digital. Ms. Hoffman has served as a member of our board of directors since March 2023. Since August 2020, Ms. Hoffman has served as Chief Marketing Officer and as a Director at PlantX Life Inc. (CSE: VEGA), where she oversees all marketing activities, manages design & development teams, digital marketing teams, and PlantX Life’s overall branding and messaging for all of its subsidiaries. Additionally, since July 2018, Ms. Hoffman has served as a Director of Marketing and Technical Writer at Falcon Marketing LLC, a marketing and search engine optimization agency, where she oversees all marketing activities within the agency and is responsible for Falcon Marketing’s overall strategy as well as tailored strategies for its clients. From May 2017 to July 2018, Ms. Hoffman served as a technical Writer and Marketing Manager at Fabuwood Cabinetry Corporation, a kitchen cabinet fabrication company, where she managed a team of designers and developers, wrote strategic content for marketing manuals and search engine optimization. Ms. Hoffman holds a Bachelor of Commerce degree from Concordia University in Montreal, Quebec. We believe that Ms. Hoffman is qualified to serve on our board of directors due to her corporate background and marketing experience involving large public companies.

Shariq Khan has served as our Chief Financial Officer since January 2023 and is a finance professional with 15 years of experience. Since March 2021, Mr. Khan has been working with PlantX Life Inc. (CSE: VEGA) as its Chief Financial Officer and demonstrating a high degree of work ethic and integrity in providing expertise in accounting, financial reporting and ERP implementations. Mr. Khan is a results-oriented team leader providing mentoring and support to inspire drive to exceed expectations. Prior to joining PlantX Life, Mr. Khan served as the Director of Finance for Lifeist Wellness Inc. from July 2020 to February 2021. From May 2017 to June 2020 Mr. Khan was working as a Manage General for CareRX Corporation. Mr. Khan also worked for HSBC and KPMG in various positions from 2010 to 2016. Mr. Khan earned his Chartered Accountant education at the KPMG Learning Academy and is a member of the Institute of Chartered Accountants in England & Wales (ICAEW).

Julia Frank has served as our Chief Operating Officer since January 2023, where she manages and handles our daily business operations. Since September 2021, Ms. Frank has also served as the Chief Operating Officer at PlantX Life Inc. (CSE: VEGA), where she acts as the face of the company and manages its daily business operations. Before that, Ms. Frank served as PlantX Life’s Chief Executive Officer from August 2020 to August 2021. From November 2019 to July 2020, Ms. Frank served as Marketing, Brand and Business Development Manager at PARK NOW group, a joint venture between BMW and Daimler in Germany. From March 2016 to August 2020, Ms. Frank was also a Marketing Manager & Brand Manager at BMW. Ms. Frank holds a Master’s in digital Entrepreneurship degree and a Masters in Business Administration degree from the ESEI International Business school, Barcelona, and obtained a Bachelor in Economics degree from the IBA International Business School in Munich, Germany.

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Lorne Rapkin has served as a member of our board of directors since March 2023. Since August 2020, Mr. Rapkin has also served as Chief Executive Officer at PlantX Life Inc. (CSE: VEGA), where he develops and oversees the company’s vision, business strategy, financing, and M&A activities. Additionally, since 2016, Mr. Rapkin has served as a Partner at Rapkin Wein LLP, an audit, assurance, and tax business located in Toronto, Canada. Mr. Rapkin is also a Chartered Accountant and Certified Public Accountant in Ontario and holds a Bachelor of Economics and Political Science from York University in Toronto. We believe that Mr. Rapkin is qualified to serve on our board of directors due to his executive experience and accounting background.

Paul Gross is a family physician and Clinical Assistant Professor in the department of Family Practice at UBC. Since 2010 his clinical work has focused on men’s health, HIV and inner-city medicine. In 2010, he co-founded The DUDES Club, a community-driven men’s wellness promotion program that focuses on Indigenous men and supports over 40 communities throughout British Columbia, and two others in Ontario. The DUDES Club receives grant funding from provincial and federal government as well as private foundations. Dr. Gross lives in North Vancouver with his wife and two children, and is grateful to enjoy paddleboarding, snowboarding, hiking and other activities around Vancouver and Whistler.

Ralph Moxness has been nominated to serve as a member of our board of directors effective as of the effective date of the registration statement of which this prospectus forms a part. Since August 2020, Mr. Moxness has served as a Director for PlantX Life Inc. (CSE: VEGA) and was appointed Executive Chairman of the company in May 2022. Mr. Moxness is also the President and a Director of Greenfields Investment Corporation, a Canadian company that provides corporate finance and mergers/acquisition consulting. From March 1998 to May 2019, Mr. Moxness served as a Director, Vice-President & Chief Financial Officer at ESM International Inc, a Canadian business involved in the online music industry. Mr. Moxness has a degree in Business Administration and Managerial Accounting from the Eastern Ontario Institute of Technology, School of Business. We believe that Mr. Moxness is qualified to serve on our board of directors due to his record of executive and board experience.

Lonnie Sepe is an accomplished digital marketing expert, renowned for her innovative approach and unwavering dedication to the world of online branding and content creation. With a passion for crafting captivating narratives and leveraging cutting-edge marketing strategies, Lonnie has earned herself a distinguished reputation in the industry. Holding an impressive track record of success, Lonnie has honed her skills over the years, making her a standout choice for the board of directors. Her career has been defined by a commitment to pushing boundaries and driving growth in the digital realm. Lonnie’s work has transcended conventional marketing, consistently setting new standards for engagement and brand recognition. Her journey in the digital marketing landscape has been marked by numerous achievements, including spearheading campaigns for a variety of industries, from health and wellness to culinary ventures. Lonnie’s creative genius has led to collaborations with top-tier content creators, resulting in content that not only informs but also inspires.

Israel Cherep is a results-driven sales professional with a remarkable ability to connect with customers and close deals. With a strong track record of building lasting customer relationships and exceeding sales goals, Israel is committed to delivering exceptional customer service. Specializing in outside sales, Israel possesses expertise in negotiations, e-commerce, and providing top-tier customer support. His exceptional interpersonal skills and effective time management make him a valuable asset to any team. Prior to his sales career, Israel Cherep owned and operated Cherlack Food Services Inc. from 1995 to 2006, showcasing his entrepreneurial spirit and business acumen. Before that, he embarked on a successful career as a real estate developer in Montreal, Quebec, demonstrating his versatility across diverse industries. Israel Cherep’s extensive background and experience make him an excellent fit for Veg House, where his skills and expertise are poised to drive success and growth.

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Board of Directors

Our board of directors currently consists of two directors, Alexandra Hoffman and Lorne Rapkin, neither of whom is independent within the meaning of Nasdaq’s rules. We expect to enter into independent director agreements with each of Ralph Moxness, Israel Cherep, Paul Gross, and Lonnie Sepe, pursuant to which they will be appointed to serve as an independent director effective automatically upon the effectiveness of the registration statement of which this prospectus forms a part. As a result of these expected appointments, our board of directors will consist of six (6) directors, four (4) of whom will be independent within the meaning of the Nasdaq rules.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities, subject to applicable stock exchange limitations, if any, whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party.

Board Committees

Prior to the effective date of the registration statement of which this prospectus forms a part, we plan to establish a standing audit committee, compensation committee and nominating and corporate governance committee of our board of directors. We intend to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Ralph Moxness, Israel Cherep, and Paul Gross, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, will serve on our audit committee upon their appointment to the board, with Ralph Moxness serving as the chairman. Our board has determined that Ralph Moxness qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing and approving related party transactions (viii) reviewing hedging transactions; and (ix) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

Israel Cherep, Paul Gross, and Lonnie Sepe, each of whom satisfies the “independence” requirements of Rule 10C-1 under the Exchange Act and Nasdaq’s rules, will serve on our compensation committee upon their appointment to the board, with Paul Gross serving as the chairman. The members of the compensation committee are also “outside directors” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and “non-employee directors” within the meaning of Section 16 of the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee will be responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent

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directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Ralph Moxness, Israel Cherep, and Paul Gross, each of whom satisfies the “independence” requirements of Nasdaq’s rules, will serve on our nominating and corporate governance committee upon their appointment to the board, with Israel Cherep, serving as the chairman. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee will be responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; and (iv) overseeing compliance with the our code of ethics.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors will include the solicitation of ideas for possible candidates from a number of sources – members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

Code of Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

A copy of the code of ethics has been filed as an exhibit to the registration statement of which this prospectus is a part. We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure as well as by SEC filings, as permitted or required by applicable SEC rules. Any such disclosure will be posted to our website within four (4) business days following the date of any such amendment to, or waiver from, a provision of our code of ethics.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duty to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and

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these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;
●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;
●	directors should not improperly fetter the exercise of future discretion;
●	duty to exercise powers fairly as between different sections of shareholders;
●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and
●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors or by an ordinary resolution of the shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or until the expiration of his term or his successor has been elected or appointed. A director will be cease to be a director automatically if, among other thing, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) ceases to be a director pursuant to the laws of the Cayman Islands or is removed from office by any other provisions of our amended and restated memorandum and articles of association.

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Cybersecurity

In overseeing our cybersecurity risks, the board of directors plays a proactive role in safeguarding our digital assets. Our technology-centric approach involves leveraging secure cloud services, including prominent providers such as Google, Amazon, and Shopify.

Shopify, a critical component of our e-commerce infrastructure, adheres rigorously to Payment Card Industry Data Security Standard (PCI DSS) compliance. This ensures the highest standards of protection for both customers and our stores. The platform employs robust security measures, encryption protocols, and undergoes regular assessments to maintain PCI compliance levels.

Google, a key partner in hosting our online assets, provides an unparalleled level of security. Their services are designed with multiple layers of protection, including advanced threat detection, encryption in transit and at rest, and continuous monitoring. Additionally, Google offers Cloud Security and Data Protection Services, reinforcing our commitment to comprehensive security measures.

Our adherence to industry-standard operating procedures (SOPs) is complemented by the constant evaluation and enhancement of our cybersecurity protocols. This approach extends to our relationships with third-party providers, ensuring that the entirety of our digital ecosystem remains resilient against potential cyber threats.

In response to your inquiry regarding cyber insurance, at present, we do not hold any sensitive data such as social security numbers, credit card numbers, account numbers, driver’s license numbers, or health records within any of our company’s networks or hardware. Given the nature of our operations, which currently do not involve the storage or processing of such sensitive information, we have not deemed it necessary to acquire cyber insurance.

Our risk mitigation strategy has been tailored to the specific characteristics of our business, and our assessment indicates that the current security measures in place, including robust partnerships with secure cloud service providers and adherence to industry-standard procedures, adequately safeguard our operations.

However, we recognize the dynamic nature of the digital landscape and acknowledge that circumstances may evolve. Should our business activities involve the handling of sensitive information in the future, we commit to a thorough reassessment of our risk management strategy. At that point, the implementation of cyber insurance will be a policy subject to careful consideration by our board of directors and management. We are committed to adopting measures that align with the evolving needs and challenges of our industry.

Compensation of Directors and Executive Officers

We recorded $[*] in total compensation to directors and executive officers for the year ended March 31, 2023. Our board of directors may determine compensation to be paid to the directors and the executive officers.

Executive Employment Agreements

We intend to enter into labor contracts with our executive officers. Each of our executive officers will be employed for a specified time period, which may be renewed by the mutual agreement between us and the executive officer. The employment may be terminated in accordance with relevant laws and regulations. An executive officer may terminate his or her employment at any time with not less than 30 days’ prior written notice. When the employment is terminated, the executive officer should return any company property that he or she is using and transition any work in progress to the person designated by us.

Under our employment agreement with our Chief Executive Officer, Alexandra Hoffman, effective as of the effective date of this registration statement, we agree that, for a one-year term, unless terminated earlier in accordance with its terms, we will pay Ms. Hoffman an annual salary of US$220,000, which will increase by no less than 5% on each anniversary of her employment. The Company also intends to provide standard indemnification and directors’ and officers’ insurance as of the date of the consummation of this Offering in addition to the ability to participate in standard employee benefits, such as health insurance or 401(k), if the Company institutes these benefits in the future. Ms. Hoffman will also be subject to certain confidentiality, non-solicitation and non-interference, and non-competition provisions. Ms. Hoffman can be terminated with or without cause and upon death or disability. If the employment agreement is terminated as a result of death, the agreement will terminate effective on the date of death. In the event that Ms. Hoffman suffers any physical or mental impairment which, as reasonably determined by the board of

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directors, renders her unable to perform the essential functions of her position at the Company, even with reasonable accommodation that does not impose an undue burden on the Company, for more than 180 days in any 12-month period, unless a longer period is required by applicable law, in which case that longer period shall apply, the Company shall have the right to terminate the employment agreement, such termination to be effective upon the giving of notice thereof.

Under our employment agreement with our Chief Financial Officer, Shariq Khan, effective as of the effective date of this registration statement, we agree that, for a one-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Khan an annual salary of US$130,000, which will increase by no less than 5% on each anniversary of his employment. We will also provide standard indemnification and directors’ and officers’ insurance as of the date of the consummation of this Offering in addition to the ability to participate in standard employee benefits, such as health insurance or 401(k), if the Company institutes these benefits in the future. Mr. Khan will also be subject to certain confidentiality, non-solicitation and non-interference, and non-competition provisions. Mr. Khan can be terminated with or without cause and upon death or disability. If the employment agreement is terminated as a result of death, the agreement will terminate effective on the date of death. In the event that Mr. Khan suffers any physical or mental impairment which, as reasonably determined by the board of directors, renders him unable to perform the essential functions of his position at the Company, even with reasonable accommodation that does not impose an undue burden on the Company, for more than 180 days in any 12-month period, unless a longer period is required by applicable law, in which case that longer period shall apply, the Company shall have the right to terminate the employment agreement, such termination to be effective upon the giving of notice thereof.

Under our employment agreement with our Chief Operating Officer, Julia Frank, effective as of the effective date of this registration statement, we agree that, for a one-year term, unless terminated earlier in accordance with its terms, we will pay Ms. Frank an annual salary of US$93,600, which will increase by no less than 5% on each anniversary of her employment, and she will be eligible to receive an annual cash bonus as determined by the board of directors. The Company also intends to provide standard indemnification and directors’ and officers’ insurance as of the date of the consummation of this Offering in addition to the ability to participate in standard employee benefits, such as health insurance or 401(k), if the Company institutes these benefits in the future. Ms. Frank will also be subject to certain confidentiality, non-solicitation and non-interference, and non-competition provisions. Ms. Frank can be terminated with or without cause and upon death or disability. If the employment agreement is terminated as a result of death, the agreement will terminate effective on the date of death. In the event that Ms. Frank suffers any physical or mental impairment which, as reasonably determined by the board of directors, renders her unable to perform the essential functions of her position at the Company, even with reasonable accommodation that does not impose an undue burden on the Company, for more than 180 days in any 12-month period, unless a longer period is required by applicable law, in which case that longer period shall apply, the Company shall have the right to terminate the employment agreement, such termination to be effective upon the giving of notice thereof.

Indemnification Agreements

Provisions in our amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our amended and restated memorandum and articles of association provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer.

Additionally, we intend to enter into agreements to indemnify our directors and our executive officers to the maximum extent allowed under applicable law. These agreements, among other things, will provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as our director or executive officer.

Independent Director Agreements

Under their independent director agreements with us, the director nominees will receive a cash fee of $30,000 per year and will be granted 25,000 restricted Common Shares. The Restricted Shares will vest in four (4) equal quarterly instalments commencing in the quarter following the effective date of the registration statement of which this prospectus forms a part, provided that the Director remains in Continuous Service over the vesting period.

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We will also reimburse each director nominee for pre-approved reasonable business-related expenses incurred in good faith in connection with the performance of the director nominee’s duties for us. As also required under the independent director agreements, we have separately entered into a standard indemnification agreement with each of our director nominees, the term of which will begin the date of the director nominee’s appointment.

Non-Independent Director Agreements

Under Mr. Rapkin’s and Ms. Hoffman’s non-independent director agreements with us, initially they will not receive an annual cash fee, however they may receive such fees later, which fees may be adjusted up or down from time to time as determined by the Company’s board of directors and/or shareholders. We will also reimburse them for pre-approved reasonable business-related expenses incurred in good faith in connection with the performance of the director’s duties for us. As also required under the non-independent director agreement, we have separately entered into a standard indemnification agreement with them.

Equity Incentive Plan

On March 31, 2023, our board of directors approved the Veg House Holdings Inc. 2023 Equity Incentive Plan, or the 2023 Plan.

Purpose of the 2023 Plan: The purpose of the 2023 Plan is to advance our interests and the interests of our shareholders by providing an incentive to attract, retain and reward persons performing services for us and by motivating such persons to contribute to our growth and profitability. The maximum number of Common Shares that may be issued pursuant to awards granted under the 2023 Plan will be 20% of the authorized issued and outstanding number of Common Shares. Cancelled and forfeited share options and share awards may again become available for grant under the 2023 Plan. As of the date of this prospectus, we have not granted any share options under the 2023 Plan and all shares remain available for issuance under the 2023 Plan. We expect to grant awards for a total of 350,000 Common Shares under the 2023 Plan upon the effectiveness of the registration statement of which this prospectus forms a part. We intend that awards granted under the 2023 Plan be exempt from or comply with Section 409A of the Internal Revenue Code, or the Code (including any amendments or replacements of such section), and the 2023 Plan shall be so construed.

Administration of the 2023 Plan: The 2023 Plan is currently administered by our board of directors, or the Board. All questions of interpretation of the 2023 Plan, of any award agreement or of any other form of agreement or other document employed by us in the administration of the 2023 Plan or of any award shall be determined by the Board, and such determinations shall be final, binding and conclusive upon all persons having an interest in the 2023 Plan or such award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Board, in the exercise of its discretion pursuant to the 2023 Plan or award agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein.

Eligible Recipients: Persons eligible to receive awards under the 2023 Plan will be those employees, consultants and directors of us or of any of our subsidiaries.

Share Options:

General. Subject to the provisions of the Plan, the Board has the authority to determine all grants of share options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the Committee may determine. No fractional common shares shall be issued or delivered pursuant to the Plan.

Option Price. The exercise price for share options will be determined at the time of grant. The exercise price will not be less than the fair market value on the date of grant. The exercise price for any incentive share option award may not be less than the fair market value of the shares on the date of grant. A ten percent shareholder shall not be granted an incentive share option unless the option exercise price is at least 110% of the fair market value of the Common Share at the grant date and the option is not exercisable after the expiration of five years from the grant date.

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Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the Board at the time of the grant. The option must be exercised by notice to the Company, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the Board, by actual or constructive delivery of Common Shares to the holder of the option based upon the fair market value of the shares on the date of exercise.

Expiration of Options. If not previously exercised, an option will expire on the expiration date established by the Board at the time of grant. The term of a non-qualified share option granted under the Plan shall be determined by the Board; provided, however, no non-qualified share option shall be exercisable after the expiration of 10 years from the grant date.

Vesting Schedule. Awards shall vest as determined by the Committee.

Incentive and Non-Qualified Options. As described elsewhere in this summary, an incentive share option is an option that is intended to qualify under certain provisions of the Internal Revenue Code of 1986, or the Code, for more favorable tax treatment than applies to non-qualified share options. Any option that does not qualify as an incentive share option will be a non-qualified share option. Under the Code, certain restrictions apply to incentive share options. For example, the exercise price for incentive share options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an incentive share option may not be transferred, other than by will or the laws of descent and distribution and is exercisable during the holder’s lifetime only by the holder. In addition, no incentive share options may be granted to a holder that is first exercisable in a single year if that option, together with all incentive share options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate fair market value in excess of $100,000, measured at the grant date.

Share Appreciation Rights: Share appreciation rights, or SARs, may be granted alone or in tandem with share options. A SAR is a right to receive a payment in Common Shares or cash (as determined by the Committee) equal in value to the excess of the fair market value of one share of Common Share on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The exercise price per share of Common share subject to a SAR may not be less than fair market value at the time of grant.

Restricted Awards: Restricted awards are awards of Common Shares or hypothetical Common Share units having a value equal to the fair market value of an identical number of Common Shares. Restricted awards are forfeitable and non-transferable until the awards vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded. Restricted shareholders generally have the rights of a shareholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted share and, conditioned upon full vesting of shares of restricted share, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted share or specifically set forth in the recipient’s restricted share agreement. The Committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period. Restricted share unit holders will have no voting rights with respect to any restricted share units. Restricted share units may also be granted with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in the award agreement. The Committee may provide that the restricted share units will be credited with cash and share dividends paid by the Company in respect of one share of Common Shares, or Dividend Equivalents. Dividend Equivalents will be deferred until the expiration of the applicable restriction period.

Performance Compensation Awards: The Plan also provides for performance compensation awards, representing the right to receive a payment, which may be in the form of cash, Common Shares, or a combination, based on the attainment of pre-established goals set forth in the applicable award agreement. Performance compensation awards that become vested following the achievement of the performance goals will be paid to participants as soon as administratively practicable following completion of the certification of the achievement of the performance goals by the Committee but in no event later than 2 ½ months following the end of the fiscal year during which the performance period is completed.

Performance Criteria. Under the Plan, one or more performance criteria will be used by the Committee in establishing performance goals. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance, as the Administrator may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the Committee deems appropriate. In determining the

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actual size of an individual performance compensation award, the Committee may reduce or eliminate the amount of the award through the use of negative discretion if, in its sole judgment, such reduction or elimination is appropriate. The Committee will not have the discretion to grant or provide payment in respect of performance compensation awards if the performance goals have not been attained.

Governing Law. The Plan, all award agreements, the grant and exercise of awards thereunder, and the sale, issuance and delivery of Common Shares thereunder upon exercise of awards are governed by the laws of Cayman Islands.

Other Material Provisions. Awards will be evidenced by a written agreement, in such form as may be approved by the Committee. In the event of various changes to Company capitalization, such as share splits, share dividends and similar re-capitalizations, an appropriate adjustment will be made by the Committee to the number of shares covered by outstanding awards or to the exercise price of such awards. The Committee is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of the Company, including acceleration of vesting. Except as otherwise determined by the Committee at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. The Committee also has the authority to alter or amend the Plan or any outstanding award or may terminate the Plan as to further grants, provided that no amendment will, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the Plan, change the persons eligible for awards under the Plan, extend the time within which awards may be made, or amend the provisions of the Plan related to amendments. The Plan will terminate automatically on March 30, 2033. No amendment that would adversely affect any outstanding award made under the Plan can be made without the consent of the holder of such award.

As of the date of this prospectus, no shares were issued under the Plan.

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PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our Common Shares as of the date of this prospectus for (i) each of our named executive officers, directors, and director nominees; (ii) all of our executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our Common Shares. The following table assumes that the underwriters have not exercised the over-allotment option.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any Common Shares that such person or any member of such group has the right to acquire within sixty (60) days of the date of this prospectus. For purposes of computing the percentage of outstanding shares of each class of common shares held by each person or group of persons named below, any shares that such person or persons has the right to acquire within sixty (60) days of the date of this prospectus are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, Veg House Holdings Inc., 6800 Indian Creek Dr., Suite 101, Miami Beach, FL 33141, USA.

	Common Shares Beneficially Owned Prior to this Offering (1)			Common Shares Beneficially Owned After this Offering (2)
Name of Beneficial Owner	Common Shares	Percent of Common Shares (%)	Total Voting Power (3) (%)	Common Shares	Percent of Common Shares (%)	Total Voting Power (3) (%)
Alexandra Hoffman, Chief Executive Officer and Director	-	-	-	-	-	-
Shariq Khan, Chief Financial Officer	-	-	-	-	-	-
Julia Frank, Chief Operating Officer	-	-	-	-	-	-
Lorne Rapkin, Director	-	-	-	-	-	-
Ralph Moxness, Director Nominee (4)	-	-	-	-	-	-
Israel Cherep, Director Nominee (5)	-	-	-	-	-	-
Lonnie Sepe, Director Nominee (6)	-	-	-	-	-	-
Paul Gross, Director Nominee (7)	-	-
All directors and executive officers as a group (4 persons) (8)	-	-	-	-	-	-
PlantX Life Inc. (9)	600,000	49.88	49.88	[*]	[*]	[*]
Joel Abbo	750,000	6.24	6.24	[*]	[*]	[*]

* Less than 1%

(1)	Based on 12,028,641 Common Shares, [*] (*%) of which are held in the United States by [*] shareholders, issued and outstanding as of the date of this prospectus.

(2)	Based on [*] Common Shares issued and outstanding after this Offering. Immediately after the consummation of this Offering, we will file a Registration Statement on Form S-8 with the SEC to register Common Shares and restricted shares that were issued or that we plan to issue to certain of our employees, consultants, officers and directors pursuant to the Equity Incentive Plan. See “Business—Our Corporate History and Structure” and “Management—Equity Incentive Plan”.

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(3)	The holders of our Common Shares are entitled to [one (1) vote] for each Common Share held of record, on all matters submitted to a vote of the shareholders. A total of [*] common shares representing total voting power of [*] votes are outstanding as of the date of this prospectus.

(4)	Under the independent director agreement between Ralph Moxness and the Company, Mr. Moxness will be granted 25,000 restricted Common Shares, which will vest in four (4) equal quarterly installments commencing in the quarter following the date of effectiveness of the registration statement of which this prospectus forms a part.

(5)	Under the independent director agreement between Israel Cherep and the Company, Ms. Cherep will be granted 25,000 restricted Common Shares, which will vest in four (4) equal quarterly installments commencing in the quarter following the date of effectiveness of the registration statement of which this prospectus forms a part.

(6)	Under the independent director agreement between Lonnie Sepe and the Company, Mr. Sepe will be granted 25,000 restricted Common Shares, which will vest in four (4) equal quarterly installments commencing in the quarter following the date of effectiveness of the registration statement of which this prospectus forms a part.

(7)	Under the independent director agreement between Paul Gross and the Company, Mr. Gross will be granted 25,000 restricted Common Shares, which will vest in four (4) equal quarterly installments commencing in the quarter following the date of effectiveness of the registration statement of which this prospectus forms a part.

(8)	The number of executive officers and directors will increase to 9 persons upon the consummation of this initial public offering.

(9)	PlantX Life Inc. is a corporation organized under the laws of the province of British Columbia, Canada. PlantX Life Inc. is a widely held public company listed on the Frankfurt, Canada – CSE stock exchange and over-the-counter markets. PlantX Life Inc. does not have any shareholders who own more than 10% of its capital stock. PlantX Life Inc.’s business address is 100 Park Royal S. West, Suite 100, Vancouver, British Columbia, Canada, V7T1A2. PlantX Life received Common Shares in connection with that certain share exchange agreement dated January 16, 2023, and Amendment No. 1 thereof, dated February 28, 2023, Financing Condition Waiver Agreement dated March 7, 2023 and Amendment No. 2 thereof, dated September 27, 2023, between the Company and PlantX Life Inc., and consummated on October 6, 2023.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed under “Management,” the following is a description of the material terms of those transactions with related parties to which we are party and which we are required to disclose pursuant to the disclosure rules of the SEC.

Founder Share Issuances

On December 14, 2022, upon incorporation, one (1) common share, par value $0.0001 per share, was allotted and issued to Charlotte Cloete, who transferred the share to Sean Dollinger, on the same day.

On December 21, 2022, in connection with the formation of Veg House Holdings Inc., we issued: (i) 2,000,000 Common Shares, par value $0.0001 per share, at an issue price of $0.0001 per share for a total of $200.00 cash consideration; and (ii) 999,999 Common Shares, par value $0.0001 per share, at an issue price of $0.0001 per share for a total of $100.00 cash consideration, with vesting to occur as 1/12 each month which began on February 18, 2023. All the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and applicable state securities laws. 2,000,000 Common Shares were canceled on August 16, 2023 pursuant to the August 14, 2023 cancellation agreement.

On October 3, 2023, Mr. Dollinger owned 1,000,000 Common Shares of which only 666,666 had vested and 333,334 Common Shares were issued in error before vesting. On October 4, 2023, Mr. Dollinger transferred 400,000 Common Shares to Ourida Bouadjadja and 200,000 Common Shares to MG Investment Consultants pursuant to private placement transactions. On October 6, 2023, Mr. Dollinger surrendered the remaining 333,334 unvested Common Shares as the shares were issued in error. As a result, after these transactions Mr. Dollinger owned 66,666 Common Shares, the remaining balance of 333,334 continued to vest 1/12 each month. Due to such vesting, in October, November and December 2023, Mr. Dollinger was issued 250,002 vested Common Shares. As of the date of this Registration Statement, Mr. Dollinger owns a total of 316,667 Common Shares.

Share Exchange Agreement

On January 16, 2023, we entered into a share exchange agreement with PlantX Life, as amended by Amendment No. 1 thereto, dated February 28, 2023 and Amendment No. 2 thereto, dated September 27, 2023. This share exchange agreement was completed on October 6, 2023 and in consideration for the issuance to PlantX Life of 6,000,000 of our Common Shares, (i) we acquired all of the capital stock of six PlantX Life direct and indirect wholly owned subsidiaries, (ii) acquired all of the capital stock in two subsidiaries that PlantX Life held a majority interest in, and (iii) entered into a management agreement with PlantX Life’s subsidiary for the management of the Illinois Property. The following directors and officers of the Company have a financial interest in PlantX Life: Alexandra Hoffman, Lorne Rapkin, Shariq Khan and Ralph Moxness (director nominee). Alexandra Hoffman is a director of PlantX Life. Lorne Rapkin is the Chief Executive Officer and a director of PlantX Life. Shariq Khan is the Chief Financial Officer of PlantX Life. Ralph Moxness is a director of PlantX Life. Sean Dollinger, former Chief Executive Officer and director of the Company and currently a special advisor to the Company, is the founder of PlantX Life. For more information, see “Business – Our Corporate History and Structure”.

2023 Advisor Agreement

On October 3, 2023, we entered into a special advisor agreement with Sean Dollinger, pursuant to which Sean Dollinger will provide general business and corporate advice in connection with the Offering to the Company. In consideration for the advisor’s services, the Company will pay Sean Dollinger a fee of USD$15,000 per month in cash.

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Related Person Transaction Policy

Prior to the consummation of this Offering, we intend to enter into a new related person transaction policy. Pursuant to such related person transaction policy, any related person transaction must be approved or ratified by our board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related person, our board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

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DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 shares, par value of US$0.0001 each. As of the date of this prospectus, 12,028,641 common shares are issued and outstanding.

Immediately prior to the completion of this Offering, we will have 12,028,641 common shares issued and outstanding. All of our shares issued and outstanding prior to the completion of the Offering are and will be fully paid, and all of our shares to be issued in the Offering will be issued as fully paid.

Our Amended and Restated Memorandum and Articles of Association

We have adopted an amended and restated memorandum and articles of association on [*] 2023. The following are summaries of certain material provisions of our amended and restated memorandum and articles of association (referred to below as “our post-offering memorandum and articles of association”) and of the Companies Act, insofar as they relate to the material terms of our common shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Common shares. Our common shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding common shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our post-offering memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting,

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and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than [ten clear days] is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. [Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.]

Transfer of Common shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our board of directors. Notwithstanding the foregoing, common shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

Our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any common share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of common shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the common share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are

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insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional common shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of common shares.

Inspection of Books and Records. Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our post-offering memorandum and articles of association have provisions that [provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent”

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of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made or (ii) a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

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Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

[Our Amended and Restated Articles of Association contains a provision by which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director in the performance of his or her duties with or for our Company, except in respect of any fraud, willful default or dishonesty of such director.]

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

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As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our post-offering amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post-offering amended and restated articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. [Our post-offering amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.]

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office

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be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

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Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

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We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at www.veghouse.co or through phone number +1 (604) 355-6100.

Anti-Money Laundering

Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

History of Securities Issuances

On March 31, 2023, we amended our memorandum and articles of association and instituted a dual class share structure. We also altered the holdings of four of our founding shareholders, Boustead & Company Limited, Bethor Limited, Pinehurst Partners LLC, and Latigo Partners, LLC, who originally received 500,000 common shares. Upon execution of our amended and restated articles of association, the 500,000 common shares received by the prior shareholders became Class A Common Shares. Every other issued and outstanding common share of the Company at the time of the amendment became Class B Common Shares. The following descriptions of securities issuances by the Company take into account the amendment to our memorandum and articles of association. For more information about our amended and restated articles of association and our dual class share structure, see “Description of Share Capital – Dual Class Structure”.

On September 21, 2023, we further amended our memorandum and articles of association to amend the share structure by (i) eliminating a dual class share structure consisting of the Class A Common Shares and Class B Common Shares and establishing a single Common Share structure consisting of Common Shares only, with 500,000,000 authorized shares being all designated as common shares with a par value of $0.0001 per share (the “Single Common Share Structure”), entitled to one (1) vote per share; and by (ii) eliminating all authorized “blank check” preferred shares. All 7,841,666 Class B Common Shares issued and outstanding at the time of the amendment became Common Shares.

Founder Share Issuances

On December 14, 2022, upon incorporation, one (1) common share, par value $0.0001 per share, was allotted and issued to Charlotte Cloete, who transferred the share to Sean Dollinger, on the same day.

On December 21, 2022, in connection with the formation of Veg House Holdings Inc., we issued: (i) 2,000,000 Common Shares, par value $0.0001 per share, at an issue price of $0.0001 per share for a total of $200.00 cash consideration; and (ii) 1,000,000 Common Shares, par value $0.0001 per share, at an issue price of $0.0001 per share for a total of $100.00 cash consideration, with vesting to occur as 1/12 each month which began on February 18, 2023. All the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and applicable state securities laws. 2,000,000 of these Common Shares canceled pursuant to the August 14, 2023 cancellation agreement.

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On October 3, 2023, Mr. Dollinger owned 1,000,000 Common Shares of which only 666,666 had vested and 333, 334 Common Shares were issued in error before vesting. On October 4, 2023, Mr. Dollinger transferred 400,000 Common Shares to Ourida Bouadjadja and 200,000 Common Shares to MG Investment Consultants pursuant to private placement transactions. On October 6, 2023, Mr. Dollinger surrendered the remaining 333,334 unvested Common Shares as the shares were issued in error. As a result, after these transactions Mr. Dollinger owned 66,666 Common Shares, the remaining balance of 333,334 continued to vest 1/12 each. Due to such vesting, In October, November and December 2023. Mr. Dollinger was issued 250,002 vested Common Shares. As of the date of this Registration Statement, Mr. Dollinger owns a total of 316,667 Common Shares.

Share Exchange Agreement

On January 16, 2023, we entered into a share exchange agreement with PlantX Life, as amended by Amendment No. 1 thereto, dated February 28, 2023 and Amendment No. 2 thereto, dated September 27, 2023, pursuant to which we would acquire all of the capital stock of four PlantX Life wholly owned subsidiaries, all of the capital stock owned by PlantX Life in two subsidiaries that PlantX Life held a majority interest, and entered into an agreement with PlantX Life’s subsidiary for the sublease of the Illinois Properties, in consideration for the issuance to PlantX Life of 6,000,000 of our Common Shares. This Share Exchange Agreement was completed on October 6, 2023. For more information, see “Business – Our Corporate History and Structure”.

Private Placements

On March 7, 2023, we conducted a private placement of common shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 750,000 common shares at $1.00 per share for a total of $750,000 and total net proceeds of $675,000 after deducting the placement agent commission and non-accountable expense allowance pursuant to our March 2023 private placement. The common shares issued in this private placement were converted to Class B Common Shares on April 12, 2023, as a result of an amendment to our memorandum and articles of association instituting a dual class share structure. The shares are subject to certain lockup provisions until 360 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions. See “Shares Eligible For Future Sale — Lock-Up Agreements”. Boustead acted as placement agent in this private placement. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of $67,500, or 9% of the total purchase price of the shares sold in the private placement, and a non-accountable expense allowance of $7,500, or 1% of the total purchase price of the shares sold in the private placement, we agreed to issue Boustead a five-year warrant to purchase up to 52,500 Common Shares, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

On September 22, 2023, we completed a private placement of our Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 425,000 Common Shares at $1.00 per share for a total of $425,000.

On October 4, 2023, we completed a private placement of our Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 1,836,973 Common Shares at $1.00 per share for total net proceeds of $[*]. Dominari acted as placement agent and we issued 32,000 Common Share purchase warrants to Dominari in connection with their service as placement agent.

Representative’s Warrants

Upon the closing of this Offering, there will be up to [*] Common Shares issuable upon exercise of the Representative’s warrants. See “Underwriting — Representative’s Warrants” below for a description of the Representative’s warrants.

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Share Options

On March 31, 2023, we adopted the Veg House Holdings Inc. 2023 Equity Incentive Plan, or the 2023 Plan. The purpose of the 2023 Plan is to grant restricted share and share options to our officers, employees, directors, advisors and consultants. The maximum number of Common Shares that may be issued pursuant to awards granted under the 2023 Plan will be 20% of the total issued and authorized number of Common Shares. Cancelled and forfeited share options and share awards may again become available for grant under the 2023 Plan. The 2023 Plan will expire on March 30, 2033. For further information, please see “Management — Equity Incentive Plan”.

Listing

We intend to apply to list our Common Shares on the Nasdaq Capital Market tier operated by The Nasdaq Stock Market LLC, under the symbol “VEG.” We believe that upon the completion of this Offering, we will meet the standards for listing, and the closing of this Offering is contingent upon such listing.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares in the United States is VStock Transfer, LLC. The address for VStock Transfer, LLC is 18 Lafayette Place, Woodmere, New York 11598, and the telephone number is 212-828-8436.

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SHARES ELIGIBLE FOR FUTURE SALE

Before this Offering, there has not been a public market for shares of our Common Shares. Future sales of substantial amounts of Common Shares, including shares issued upon the conversion of convertible notes, the exercise of outstanding options and warrants, in the public market after this Offering, or the possibility of these sales occurring, could cause the prevailing market price for our Common Shares to fall or impair our ability to raise equity capital in the future.

Immediately following the closing of this Offering, we will have [*] Common Shares issued and outstanding, based on an assumed initial public offering price of $[*] per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus. In the event the underwriters exercise the over-allotment option in full, we will have [*] Common Shares issued and outstanding. The Common Shares sold in this Offering will be freely tradable without restriction or further registration or qualification under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, executive officers and 10% shareholders.

Previously issued Common Shares that were not offered and sold in this Offering, as well as shares issuable upon the exercise of warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted securities for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of securities then outstanding; or

●	1% of the average weekly trading volume of our securities during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a shareholder who purchased shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

All of our officers and directors as well as holders of 10% or greater of our Common Shares have agreed to be locked up from the date of execution of the Underwriting Agreement and continuing for a period of six (6) months after the closing of this initial public offering (the “Lock-Up Period”). During the Lock-Up Period, all of our officers and directors as well as holders of 10% or greater of our Common Shares shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares of the Company or any securities convertible into or exercisable or exchangeable for Common Shares of the Company, subject to customary exceptions.

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MATERIAL UNITED STATES AND CAYMAN ISLANDS INCOME TAX CONSIDERATIONS

The following is a general summary of certain material Cayman Islands and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular shareholder or prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Law (2011 Revision) of the Cayman Islands, the Company may obtain an undertaking from the Governor-in-Council: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company. The undertaking, if obtained, would remain in place for a period of twenty years.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

Certain stamp duties may be applicable, from time to time, on certain instruments executed in or brought into the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Certain Material U.S. Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Common Shares by U.S. Holders (as defined below) that purchase our Common Shares pursuant to this Offering and hold such Common Shares as capital assets as defined under the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, the Treasury regulations issued pursuant to the Code (the “Treasury Regulations”), and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service (“IRS”), would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships, regulated investment companies, dealers in stock, securities or currencies, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire securities as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or constructively 10.0% or more of our company’s shares, persons that are resident in or hold securities in connection with a permanent establishment outside the United States or persons that generally mark their securities to market for U.S. federal income tax purposes).

This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term “U.S. Holder” means a beneficial owner of our Common Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust, (a) if a court within the United States is able to exercise primary supervision over its administration and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all of its substantial decisions, or (b) if a valid election is in effect for the trust to be treated as a U.S. person.

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If an entity treated as a partnership for U.S. federal income tax purposes holds our Common Shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of our Common Shares.

Prospective investors should consult their tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of our Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends

Subject to the PFIC discussion below, a U.S. Holder will be required to include in gross income the gross amount of any distribution paid on the Common Shares (including any amount of taxes withheld by our company) out of our company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our company’s current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Common Shares and thereafter as a gain from the sale of the Common Shares, but only if our company calculates our earnings and profits in accordance with U.S. federal income tax principles. As our company does not at this time intend to make such calculations, a U.S. Holder should expect to treat the entire amount of any distribution received as a dividend.

In case of a U.S. Holder that is a corporation, dividends paid on the Common Shares will be subject to regular corporate rates and will generally not be eligible for the “dividends received” deduction available to corporate shareholders.

With respect to U.S. Holders who are an individual, trust or estate, dividends may be taxed at the lower capital gains rate applicable to qualified dividend income provided we are a “qualified foreign corporation” (and certain holding period requirements and other conditions are met). A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which includes an exchange of information program; or, (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States, and in both instances the non-U.S. corporation is not a PFIC and was not a PFIC during its preceding taxable year. The United States does not have a tax treaty with the Cayman Islands. Our Common Shares are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Common Shares, including the effects of any change in law after the date of this prospectus.

Dividends on our Common Shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Common Shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

In addition to United States federal income taxation, U.S. Holders may be subject to state and local taxes upon their receipt of dividends.

Taxation of Sale, Exchange or Other Disposition of Common Shares

Subject to the PFIC discussion below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or disposition and the U.S. Holder’s adjusted tax basis in such Common Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Common Shares exceeds one year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. The gain or loss will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on the disposition of Common Shares, including the availability of the foreign tax credit under an investor’s own particular circumstances.

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Receipt of Foreign Currency

A U.S. Holder that receives non-U.S. currency on a disposition of Common Shares will realize an amount equal to the U.S. dollar value of the foreign currency received on the date of disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date) whether or not converted into U.S. dollars at that time. Very generally, the U.S. Holder will recognize currency gain or loss if the U.S. dollar value of the currency received on the settlement date differs from the amount realized with respect to the Common Shares. Any currency gain or loss on the settlement date or on any subsequent disposition of the foreign currency generally will be U.S. source ordinary income or loss.

Additional Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of Common Shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisers regarding the applicability of this tax to its income and gains in respect of Common Shares.

Passive Foreign Investment Company Consequences

In general, a non-U.S. corporation will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although we do not believe that we were a PFIC for the year ending March 31, 2023, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service, or IRS. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the taxable year ending March 31, 2023, will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings. In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our Common Shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

If we are or become a PFIC during any year in which a U.S. Holder owns our Common Shares, there are three separate tax regimes that could apply to such U.S. Holder under the PFIC rules, which are (i) the excess distribution regime (which is the default regime), (ii) the mark-to-market regime, and (iii) the qualified electing fund (“QEF”) regime. A U.S. Holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation is a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. Holder will depend upon which of these regimes applies to such U.S. Holder.

Excess Distribution Regime. If a U.S. Holder does not make a mark-to-market election, as described below, or a QEF election, such U.S. Holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition of our Common Shares, and (ii) any “excess distribution” such U.S. Holder receives in respect of our Common Shares (generally, any distributions in excess of 125% of the average of the annual distributions on the Common Shares during the preceding three years or its holding period, whichever is shorter). Generally, under this excess distribution regime:

●	the gain or excess distribution will be allocated rateably over the period during which the U.S. Holder held our Common Shares;

●	the amount allocated to the current taxable year will be treated as ordinary income; and

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●	the amount allocated to prior tax years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of a U.S. Holder’s Common Shares cannot be treated as capital gains, even if it holds the shares as capital assets. Further, no portion of any distribution on our Common Shares will be treated as qualified dividend income (discussed below).

Mark-to-Market Regime. Alternatively, a U.S. Holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the Exchange Act; or (ii) they are “regularly traded” on a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and certain other conditions are met. Our Common Shares will be marketable stock for this purpose so long as they remain listed on the Nasdaq Capital Market and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter (or on 1/6 of the days remaining in the quarter in which the offering of our Common Shares occurs, and on at least 15 days during each remaining quarter of the calendar year). Pursuant to such an election, U.S. Holders would include in each tax year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the tax year. U.S. Holders may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. Holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of our Common Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the tax year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election.

A mark-to-market election will not apply to our Common Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our Common Shares. We advise U.S. holders to consult their own tax advisor to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election.

QEF regime. The tax consequences that would apply if we are or become a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Consequently, prospective investors should assume that a QEF election will not be available.

If we were classified as a PFIC in any year with respect to which a U.S. Holder holds our Common Shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder holds our Common Shares (unless a purging election is made), regardless of whether we continue to meet the tests described above for treatment as a PFIC in such succeeding years. Under one form of purging election, a “deemed sale” election, a U.S. Holder may be able to elect to be treated as having disposed of our Common Shares at their fair market value as of the last day of the last tax year in which we are classified as a PFIC, triggering gain that would be subject to tax under the excess distribution regime discussed above but terminating treatment of our Common Shares as stock of a PFIC with respect to such U.S. Holder. As a result of the purging election, the U.S. Holder would have a new basis and holding period in our Common Shares for purposes of the PFIC rules. U.S. Holders should discuss the potential availability of a deemed sale election and other purging elections with their own tax advisors.

If we are a PFIC, a U.S. Holder of Common Shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s tax years being open to audit by the IRS until such forms are properly filed.

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The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of shares of a PFIC.

Foreign Financial Asset Reporting

Citizens or individual residents of the United States holding “specified foreign financial assets” (which generally include shares and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain U.S. dollar thresholds are required to report information relating to such assets, which could include Common Shares, by filing a completed Internal Revenue Service Form 8938 (Statement of Specified Foreign Financial Assets) with their tax returns. Significant penalties may apply for the failure to satisfy this reporting obligation. U.S. Holders are urged to consult their tax advisers regarding the foregoing reporting obligation with regard to their ownership of Common Shares.

Information Reporting and Backup Withholding

Distributions with respect to Common Shares and proceeds from the sale, exchange, or other taxable disposition of Common Shares may be subject to information reporting to the Internal Revenue Service and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and properly establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our amended and restated memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

Substantially all of our assets are located outside the United States. In addition, all but one of our directors and all of our executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the Foreign Courts against our company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Our agent for service of process in the United States is Veg House Holdings Inc., and the executive offices of Veg House Holdings Inc. are located at 6800 Indian Creek Dr., Suite 101, Miami Beach, FL 33141, and the telephone number there is (604) 355-6100.

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UNDERWRITING

In connection with this Offering, we expect to enter an underwriting agreement with EF Hutton LLC (who we refer to as the “Representative” or “EF Hutton”), as the representative of the underwriters named in this prospectus, with respect to the Common Shares in this Offering. Under the terms and subject to the conditions contained in the underwriting agreement, the Representative will agree to purchase from us on a firm commitment basis the respective number of Common Shares at the public price less the underwriting discounts set forth on the cover page of this prospectus, and each of the underwriters has severally and not jointly agreed to purchase, and we have agreed to sell to the underwriters, at the public offering price per shares less the underwriting discounts set forth on the cover page of this prospectus, the number of Common Shares listed next to its name in the following table:

Underwriter	Number of Common Shares
EF Hutton LLC

Total

The Common Shares sold by the underwriters to the public will initially be offered at the initial public offering price range set forth on the cover page of this prospectus. Any Common Shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $[*] per share. If all of the shares are not sold at the initial offering price, the Representative may change the offering price and the other selling terms. The Representative has advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more Common Shares than the total number set forth in the table above, we will grant to the Representative an option, exercisable for 45 days from the date of the closing of the Offering, to purchase up to [*] additional Common Shares at the public offering price less the underwriting discount, constituting 15% of the total number of Common Shares to be offered in this Offering (excluding shares subject to this option). The Representative may exercise this option solely for the purpose of covering over-allotments in connection with this Offering. This Offering is being conducted on a firm commitment basis. Any Common Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Common Shares that are the subject of this Offering.

In connection with this Offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in compliance with Regulation M under the Exchange Act, as described below:

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. A naked short position occurs if the underwriters sell more securities than could be covered by the over-allotment option. This position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this Offering.

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●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of the securities. As a result, the price of our Common Shares may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Discounts and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this Offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the Representative), based on the assumed initial public offering price of $[*] per share, which is the midpoint of the price range set forth on the cover page of this prospectus:

	Per Share	Total Without Over-Allotment Option	Total With Entire Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (4.5%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to pay a non-accountable expense allowance to the Representative equal to 1% of the gross proceeds received at the closing of the Offering.

We will be also responsible for and will pay all expenses relating to the Offering, including, without limitation, (a) all filing fees and expenses relating to the registration of the securities with the Commission; (b) all fees and expenses relating to the listing of the Company’s Common Shares; (c) all fees, expenses and disbursements relating to the registration or qualification of the securities under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be the underwriters’ counsel) unless such filings are not required in connection with the Company’s proposed listing on a national exchange, if applicable; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the securities under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (e) the costs of all mailing and printing of the Offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the underwriters; (g) the fees and expenses of the Company’s accountants; (h) all filing fees and communication expenses associated with the review of this Offering by FINRA; (i) other expenses, including “road show,” diligence, cost associated with EF Hutton’s use of Ipreo’s book building, prospectus tracking and compliance software for the Offering, costs associated with bound volumes of the Offering materials as well as commemorative mementos and lucite tombstones, and reasonable legal fees and disbursements of up to $150,000 for the underwriters’ counsel. The Company shall be responsible for underwriters’ external counsel legal costs irrespective of whether or not the offering is consummated, subject to a maximum of $50,000 in the event that it is not consummated.

Representative’s Warrants

We have agreed to issue warrants to the Representative to purchase a number of Common Shares equal to five percent (5%) of the total number of Common Shares sold in this Offering at an exercise price equal to 100% of the public offering price of the shares sold in this Offering. The Representative’s warrants will be exercisable at any time and from time to time, in whole or in part, during the four and a half-year period commencing six (6) months from the effective date of the Offering. The Representative’s warrants also provide for registration rights (including a one-time demand registration right and unlimited piggyback rights) and customary anti-dilution provisions (for stock dividends and splits and recapitalizations) and anti-dilution protection (adjustment in the number and price of such warrants and the shares underlying such warrants) resulting from corporate events (which would include dividends, reorganizations, mergers, etc.) and future issuance of Common Stock or Common Stock equivalents at prices (or with exercise and/or conversion prices) below the Offering price as permitted under FINRA Rule 5110(f)(2)(G).

The Representative’s warrants and the underlying shares may be deemed to be compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the Representative’s warrants nor any of our Common Shares issued upon exercise of the Representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the

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commencement date of sales in this Offering, subject to certain exceptions. The Representative’s warrants to be received by the Representative and related persons in connection with this Offering: (i) fully comply with lock-up restrictions pursuant to FINRA Rule 5110(e)(1); and (ii) fully comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

Determination of Offering Price

In determining the initial public offering price, we and the Representative have considered a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the Representative;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future revenue and earnings;

●	the general condition of the securities markets at the time of this Offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the Representative and us.

The estimated initial public offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the Representative can assure investors that an active trading market will develop for our Common Shares, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the Representative and the other underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the Representative and the other underwriters may be required to make for these liabilities.

Right of First Refusal

We have agreed to provide the Representative with the irrevocable right of first refusal for twelve (12) months following the date of the closing of the Offering or the termination or expiration of the engagement with the Representative to act as financial advisor or to act as sole investment banker, sole book-runner, and/or sole placement agent, at EF Hutton’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings (each, a “Subject Transaction”), during such twelve (12) month period, of the Company, or any successor to or any current or future subsidiary of the Company, on terms and conditions customary to EF Hutton for such Subject Transactions. EF Hutton shall have the sole right to determine whether any other broker dealer shall have the right to participate in a Subject Transaction and the economic terms of such participation. For the avoidance of any doubt, the Company shall not retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a Subject Transaction without the express written consent of EF Hutton. In the event that we engage the Representative to provide such services, the Representative will be compensated consistent with our engagement letter with the Representative, unless we mutually agree otherwise.

Tail Rights

During the Engagement Period ending on the earlier of (i) December 2, 2024, or (ii) the date of the closing of this Offering as defined in the engagement letter dated December 2, 2023 between the Company and EF Hutton, or within the six (6) month period following the termination or expiration of the Engagement Period, the Representative shall be entitled to success cash fees, equal to 8% of gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments to any investors introduced by EF Hutton to the Company in connection with any public or private financing or capital raise or other offering, if the Company completes a transaction with a party who became aware of the Company or who became known to the Company and the Company has direct knowledge of such party’s participation in the offering during the Engagement Period or within the six (6) month period following the termination or expiration of the engagement letter with the Representative.

Lock-Up Agreements

All of our officers and directors as well as holders of 10% or greater of our Common Shares have agreed to be locked up during the Lock-Up Period. During the Lock-Up Period, all of our officers and directors as well as holders of 10% or greater of our Common Shares shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares of the Company or any securities convertible into or exercisable or exchangeable for Common Shares of the Company (including securities underlying such convertible securities or warrants), subject to customary exceptions.

[Notwithstanding the above, we and the underwriters have agreed to waive the lock-up requirement for Common Shares being offered for sale of Common Shares by the selling stockholders listed in the Resale Prospectus.]

Electronic Offer, Sale and Distribution of Common Shares

A prospectus in electronic format may be made available on the websites maintained by the Representative. In addition, Common Shares may be sold by the Representative to securities dealers who resell Common Shares to online brokerage

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account holders. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by the Representative is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as Representative and should not be relied upon by investors.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters conflicts of interest in connection with this offering.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant

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implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

United Kingdom. Each underwriter has represented and agreed that:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

●	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

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This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Cayman Islands. No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

Taiwan. The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

Notice to Prospective Investors in Hong Kong. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Brazil. The offer of securities described in this prospectus will not be carried out by means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under the CVM Rule (Instrução) No. 400, of December 29, 2003. The offer and sale of the securities have not been and will not be registered with the Comissão de Valores Móbilearios in Brazil. The securities have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

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EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discounts, which are expected to be incurred in connection with the offer and sale of the Common Shares by us. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Amount
SEC registration fee	$
FINRA filing fee
Nasdaq listing fee
Accounting fees and expenses
Legal fees and expenses
Transfer agent fees and expenses
Printing fees and expenses
Miscellaneous
TOTAL	$

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LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this Offering will be passed upon for us by Nauth LPC. The validity of the Common Shares offered in this Offering and certain other legal matters as to Cayman Islands law shall be passed upon for us by Conyers Dill & Pearman Limited. The underwriter is being represented by Sichenzia Ross Ference Carmel LLP with respect to certain legal matters as to United States federal securities law.

EXPERTS

Our consolidated financial statements as of March 31, 2023 appearing elsewhere in this prospectus have been audited by GreenGrowth CPAs, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of GreenGrowth CPAs are located at 10250 Constellation Blvd., Los Angeles, CA 90067.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the Common Shares to be sold in this Offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and the Common Shares.

Immediately upon completion of this Offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at www.veghouse.co as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

As a foreign private issuer, we will be exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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VEG HOUSE HOLDINGS, INC.

COMBINED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

MARCH 31, 2023 AND 2022

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FINANCIAL STATEMENTS

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

of Veg House Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Veg House Holdings Inc. (the Company) as of March 31, 2023 and 2022, and the related combined statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

October 10, 2023

We have served as the Company’s auditor since 2023

Los Angeles, California

PCAOB ID Number 6580

F-2

VEG HOUSE HOLDINGS INC.

COMBINED BALANCE SHEETS

	March 31,
	2023	2022
ASSETS
Current assets:
Cash	$58,903	$220,781
Accounts receivable	385,575	398,884
Prepaid expenses and deposits	76,472	109,812
Inventories	281,871	138,521
Other current assets	14,525	—
Total current assets	817,346	867,998
Property and equipment, net	67,049	128,804
Right of use asset	241,941	302,473
Total assets	$1,126,336	$1,299,275

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$1,037,765	$847,303
Deferred revenue	9,371	9,479
Loans payable, current portion	32,010	32,010
Right of use liability, current portion	89,487	133,251
Other liabilities	—	6,145
Total current liabilities	1,168,633	1,028,188
Loans payable	150,000	150,000
Right of use liability	147,242	174,158
Total liabilities	1,465,875	1,352,346
Commitments and contingencies
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value, 50,000,000 shares authorized, no shares issued or outstanding as of both March 31, 2023 and 2022	—	—
Class A common stock, $0.0001 par value, 25,000,000 shares authorized, 2,000,000 and no shares issued and outstanding as of March 31, 2023 and 2022, respectively	200	—
Class B common stock, $0.0001 par value, 425,000,000 shares authorized, 916,667 and no shares issued and outstanding as of March 31, 2023 and 2022, respectively	92	—
Additional paid-in capital	816,115	—
Net parent investment	(621,371)	(58,850)
Non-controlling interests	(148,394)	(28,503)
Accumulated other comprehensive income	(386,181)	34,282
Total stockholders’ deficit	(339,539)	(53,071)
Total liabilities and stockholders’ deficit	$1,126,336	$1,299,275

The accompanying notes are an integral part of these combined financial statements.

F-3

VEG HOUSE HOLDINGS INC.

COMBINED STATEMENTS OF OPERATIONS

	Year Ended
	March 31,
	2023	2022
Revenue	$3,837,595	$2,551,391
Cost of revenue	2,688,768	1,749,674
Gross profit	1,148,827	801,717

Operating expenses:
Sales and marketing	526,034	352,906
General and administrative	2,879,783	2,324,943
Total operating expenses	3,405,817	2,677,849
Loss from operations	(2,256,990)	(1,876,132)

Other income (expense):
Foreign exchange gain (loss)	(415)	32,520
Interest expense	(34,728)	(18,387)
Other income (expense)	(14,139)	35,624
Total other income (expense)	(49,282)	49,757
Net loss	$(2,306,272)	$(1,826,375)

Net loss attributable to non-controlling interests	(119,891)	(28,503)
Net loss attributable to Company stockholders	$(2,186,381)	$(1,797,872)

Other comprehensive income (loss):
Foreign currency translation	(420,463)	(12,136)
Comprehensive loss	$(2,726,735)	$(1,838,511)
Weighted average common shares outstanding - basic and diluted	$(1.09)	—
Net loss per share - basic and diluted	2,121,495	—

The accompanying notes are an integral part of these combined financial statements.

F-4

VEG HOUSE HOLDINGS INC.

COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

			Common Stock				Additional			Accumulated Other	Total
	Preferred Stock		Class A		Class B		Paid-in	Net Parent	Non-controlling	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Investment	Interests	Income (Loss)	Equity (Deficit)
Balances at March 31, 2021	—	$—	—	$—	—	$—	$—	$1,739,022	$—	$46,418	$1,785,440
Foreign currency adjustment	—	—	—	—	—	—	—	—	—	(12,136)	(12,136)
Net loss	—	—	—	—	—	—	—	(1,797,872)	(28,503)	—	(1,826,375)
Balances at March 31, 2022	—	—	—	—	—	—	—	(58,850)	(28,503)	34,282	(53,071)
Issuance of common stock to founders	—	—	2,000,000	200	—	—	—	—	—	—	200
Vesting of restricted stock	—	—	—	—	166,667	17	—	—	—	—	17
Issuance of common stock pursuant to private placement	—	—	—	—	750,000	75	566,115	—	—	—	566,190
Capital contribution pursuant to private placement	—	—	—	—	—	—	250,000	—	—	—	250,000
Net increase in net parent investment	—	—	—	—	—	—	—	1,623,860	—	—	1,623,860
Foreign currency adjustment	—	—	—	—	—	—	—	—	—	(420,463)	(420,463)
Net loss	—	—	—	—	—	—	—	(2,186,381)	(119,891)	—	(2,306,272)
Balances at March 31, 2023	—	$—	2,000,000	$200	916,667	$92	$816,115	$(621,371)	$(148,394)	$(386,181)	$(339,539)

The accompanying notes are an integral part of these combined financial statements.

F-5

VEG HOUSE HOLDINGS INC.

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended
	March 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(2,306,272)	$(1,826,375)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	166,697	304,869
Interest	17,093	6,502
Changes in operating assets and liabilities:
Accounts receivable	13,309	447,283
Inventories	(143,350)	(121,008)
Prepaid expenses and deposits	33,341	128,701
Other current assets	(14,525)	—
Accounts payable and accrued expenses	190,613	655,927
Deferred revenue	(108)	9,479
Other liabilities	(6,145)	6,145
Right of use liability	(154,852)	(122,584)
Net cash used in operating activities	(2,204,199)	(511,061)
Cash flows from investing activities:
Purchases of property and equipment	(6,121)	(317,337)
Net cash used in financing activities	(6,121)	(317,337)
Cash flows from financing activities:
Proceeds from loans	—	182,010
Issuance of common stock and capital contribution pursuant to private placement	816,190	—
Net increase in net parent investment	1,623,860	—
Net cash provided by financing activities	2,440,050	182,010
Net change in cash	229,730	(646,388)
Effect of foreign exchange on cash and cash equivalents	(391,608)	(5,593)
Cash at beginning of year	220,781	872,762
Cash at end of year	$58,903	$220,781

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

Supplemental disclosure of non-cash financing activities:
Right of use asset and liability	$67,079	$371,614

The accompanying notes are an integral part of these combined financial statements.

F-6

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Veg House Holdings Inc. (“Veg House” or the “Company”) was incorporated under the laws of the Cayman Islands as Veg House Holdings Inc., an exempted company, on December 14, 2022, to become the holding company for the subsidiaries listed below.

The Company is focused on expanding access to plant-based food products by developing a global portfolio of businesses that offer high-quality plant-based products and bridging the gap between two multi-billion-dollar industries: e-commerce and plant-based foods.

On January 16, 2023, the Company entered into a share exchange agreement (the “Share Exchange”) with PlantX Life Inc., or PlantX Life, as amended by Amendment No. 1 thereto, dated February 28, 2023, pursuant to which the Company acquired all of the capital stock of the following PlantX Life wholly owned direct and indirect subsidiaries: PlantX Living Inc., Vegaste Technologies US Corp., Little West Holdings LLC, and Plant-Based Deli, LLC, and all of the capital stock owned by PlantX Life in two of its majority owned subsidiaries: EH Coffee Corp., and Portfolio Coffee Inc., in consideration for the issuance to PlantX Life of 6,000,000 shares of the Company’s common stock. The share exchange transaction was consummated on October 6, 2023. See Note 12.

The subsidiaries that were acquired pursuant to the Share Exchange were as follows:

●	PlantX Living Inc., British Columbia corporation, which we refer to as PlantX Living.

●	Vegaste Technologies US Corp., a Florida corporation, which we refer to as Vegaste.

●	Little West Holdings LLC, a Delaware limited liability company, which we refer to as Little West.

●	Plant-Based Deli, LLC, a California limited liability company, which we refer to as Plant-BasedDeli.

●	EH Coffee Corp., an Ontario Corporation in which we own 51% of the issued and outstanding capital stock, which we refer to as EH Coffee.

●	Portfolio Coffee Inc., an Ontario Corporation in which we own 53% of the issued and outstanding capital stock, and which we refer to as Portfolio Coffee; and

The corporate history of the Company’s subsidiaries prior to the Share Exchange between Veg House and PlantX Life are as follows (“Operating Subsidiaries”):

●	PlantX Living and Vegaste Technologies US Corp. PlantX Living was incorporated on October 11, 2019. Vegaste was incorporated on April 1, 2020, and is a wholly-owned subsidiary of PlantX Living. Vegaste owns and operates the US, Canadian, and UK PlantX e-commerce platforms and the Vegan Essentials e-commerce platform. These platforms produce the majority of our revenue. PlantX Living also owns and operates XMarket retail grocery store locations in Toronto and Ottawa, Ontario.

●	Little West. Little West was incorporated in Delaware on March 6, 2019. Little West produces cold-pressed juices that are sold in XMarket storefronts, and on our e-commerce platforms.

●	Plant-Based Deli. Plant-Based Deli was incorporated in California on February 2, 2018. New Deli operates the brick-and-mortar XMarket storefront in Venice Beach, Los Angeles.

●	EH Coffee Corp. and Portfolio Coffee Inc. EH Coffee Corp. and Portfolio Coffee Inc, were incorporated in Ontario, Canada on October 19, 2016, and October 24, 2019, respectively. On November 10, 2021, PlantX Life acquired approximately 53.5% and 51% of the issued and outstanding share capital of each of EH Coffee Corp. and Portfolio Coffee Inc., respectively. EH Coffee and Portfolio Coffee each operate a roasting business and distribute coffee beans through wholesale arrangements and website sales on the PlantX platform.

On February 27, 2023, the Company formed Veg House Illinois Inc. (“Veg House Illinois”), an Illinois corporation. On the date of its formation, Veg House Illinois issued to the Company one share of its common stock constituting 100% of its issued and outstanding shares of capital stock, making it a wholly-owned subsidiary. Veg House Illinois did not have any transactions attributable to this entity until the Share Exchange in September 2023.

F-7

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the combined financial statements are issued.

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $2,306,272 and $1,826,375 for the years ended March 31, 2023 and 2022, respectively, and cash flows used from operations of $2,049,347 and $388,477, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is March 31.

The Company was formed in December 2022, however, did not obtain a controlling interest in the Operating Subsidiaries until the consummation of the Share Exchange with PlantX Life in September 2023. Veg House Illinois was formed in February 2023 as a wholly-owned subsidiary of the Company, but did not begin operations until September 2023. Therefore, for the periods ended March 31, 2023 and 2022, the financial statements are prepared on a combined basis. All intercompany transactions, balances and any unrealized gains and losses from intercompany transactions are eliminated on combination.

Upon the Share Exchange, the Company will become the parent company of the Operating Subsidiaries, in addition to Veg House Illinois, and will control all the entities listed above. The financial statements will be prepared on a consolidated basis upon this consummation.

The combined financial statements as of and for the years ended March 31, 2023 and 2022 have been presented to reflect the historical operations of the Operating Subsidiaries for the periods presented. The combined financial statements reflect the revenues, expenses, assets and liabilities of each operating subsidiary, as well as all cost allocations from the parent entity (PlantX Life) to reflect all historical results of operations of the carve-out business.

Reclassifications

Certain amounts in the Company’s combined financial statements were reclassified after October 10, 2023, the issuance date of these financial statements. Notably, the right of use liability was reclassified from cash flows from financing activities to cash flow from operating activities. There were no changes to the combined balance, statements of operations or overall cash flows.

Use of Estimates

The preparation of the Company’s combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these combined financial statements include, but are not limited to, leases, cost allocations and the net parent investment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

F-8

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At March 31, 2023 and 2022, the Company’s cash and cash equivalents were held at accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of six months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s accounts receivable, prepaid expenses, accounts payable, accrued liabilities and deferred revenue approximate their fair values due to the short maturity of these instruments. The Company believes the carrying amount of its loan payable approximate fair value based on rates and other terms currently available to the Company for similar debt instruments.

Accounts Receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. The Company accounts for allowance for doubtful accounts under ASC 310-10-35. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of March 31, 2023 and 2022, the Company determined there was no allowance for doubtful accounts necessary. During the years ended March 31, 2023 and 2022, the Company recorded bad debt of $25,515 and $1,676, respectively, which is included in general and administrative expenses in the combined statements of operations.

As of March 31, 2023 and 2022, accounts receivable consisted of the following:

	March 31,
	2023	2022
Trade receivables	$319,075	$393,023
Due from credit card and other payment processors	66,500	5,861
	$385,575	$398,884

F-9

Inventory

Inventories are measured at the lower of cost and net realizable value (“NRV”). Cost is determined using FIFO (“First In First Out”), and includes all costs of purchases and all other costs incurred in bringing inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. When there is a decline in the price of an item which indicates that the cost is higher than the NRV, a provision for inventories is established and an expense is recognized in the period in which the write-down occurs. A provision for impairment involves significant management judgment and includes the review of inventory aging and an assessment of cost recoverability.

Inventory consisted of mainly finished goods as at March 31, 2023 and 2022.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and accumulated impairment losses (if any). Cost includes all expenditure incurred to bring the assets to the location and condition necessary for them to be operated in the manner intended by management.

Depreciation is calculated using the following terms and methods:

●	Office Equipment	2-5 Years	Straight -Line

●	Machinery and Equipment	2-5 Years	Straight -Line

●	Furniture and Fixtures	2-5 Years	Straight -Line

●	Truck	3-5 Years	Straight -Line

●	Building improvements	2-5 Years	Straight -Line or lease terms whichever is less

An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the profit and loss in the year the assets is derecognized. The assets residual values and useful lives are reviewed and adjusted prospectively if appropriate.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets (property and equipment and right of use lease assets) may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets and identifiable intangible assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Related Parties

Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or cause the direction of the management and policies of the Company. The Company discloses related party transactions that are outside of normal compensatory agreements, such as salaries. The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Revenue Recognition

The Company accounts for revenue under ASC 606, Revenue from Contracts with Customers. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

F-10

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue comprises the fair value of consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of returns and discounts. Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

The Company operates websites where customers can purchase plant-based food and beverage products from various suppliers and also distributes these products through wholesale arrangements. The Company also offers household plants, cosmetics and plant-based pet food on the same platform. The Company’s primary sources of revenue are sales made through its website, wholesale arrangements and sales made directly to restaurants and grocery stores.

For retail and wholesale arrangements, revenue is recognized immediately upon providing the customer with the product.  The Company transfers control and satisfies its performance obligation when the plant-based food and beverage products are delivered and accepted by its customers. Revenue is recognized at a point in time.

As at March 31, 2023 and 2022, the Company had deferred revenue of $9,371 and $9,479, respectively, which represents payments received for products shipped subsequent to the year.

Cost of Revenue

Cost of revenue includes inventories sold, as well as related materials and packaging costs.

Advertising and Promotion

Advertising and promotion costs are expensed as incurred, and are included in sales and marketing expenses.

General and Administrative

General and administrative costs primarily consist of depreciation and amortization, consulting and management expense, accounting and audit fees, legal fees, insurance expense, travel expense, salaries and benefits and other general and administrative expenses.

Foreign Currency Translation

The Company’s reporting currency is U.S. Dollars. The functional currency of PlantX Living, EH Coffee and Portfolio Coffee are the Canadian Dollar (“CAD”). All assets and liabilities are translated into U.S. Dollars at the balance sheet date, stockholders’ equity is translated at historical rates and revenue and expense accounts are translated at the average exchange rate for the year or the reporting period. The translation adjustments are reported as a separate component of stockholders’ equity, captioned as accumulated other comprehensive income (loss). Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the statements of operations as foreign currency exchange variance.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. The effects of anti-dilutive potential units are ignored in calculating diluted earnings per share. As of March 31, 2023 and 2022, there are no dilutive securities.

F-11

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the  largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the management and decision makers. The Company evaluates segment performance on the basis of its results, as reported to internal management, on a periodic basis.

The Company identify following as the reportable segments:

●	Vegaste

●	PlantX Living

●	Little West

●	EH Coffee

●	Portfolio Coffee

Leases

In accordance with FASB ASC 842, Leases, upon lease commencement the Company recognizes a right-of-use asset and a corresponding lease liability measured at the present value of the fixed future minimum lease payments. The Company calculates operating lease liabilities with a risk-free discount rate, using a comparable period with the lease term. Lease and non-lease components are combined for all leases. Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no lease asset or liability recognized.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on April 1, 2021 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	PREPAID EXPENSES AND DEPOSITS

The following is a summary of prepaid expenses and deposits:

	March 31,
	2023	2022
Consulting and professional services	$4,528	$6,502
Insurance	815	1,170
Office	5,543	7,960

F-12

	March 31,
	2023	2022
Advertising and promotion	5,115	7,345
Rent	7,476	10,735
Short-term deposits	52,995	76,100
	$76,472	$109,812

5.	PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment, net:

	March 31,
	2023	2022
Leasehold improvements - office	$136,255	$207,258
Machinery and equipment	27,653	22,258
Truck	71,003	—
Furniture and fixtures	15,796	9,018
Computers	3,160	—
Office equipment	69,780	78,803
Total	323,647	317,337
Less: Accumulated depreciation	(256,598)	(188,533)
Property and equipment, net	$67,049	$128,804

Depreciation expense was $166,697 and $304,869 for the years ended March 31, 2023 and 2022, respectively.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The following is a summary of accounts payable and accrued liabilities:

	March 31,
	2023	2022
Accounts payable	$963,179	$806,189
Accrued liabilities	74,586	41,114
	$1,037,765	$847,303

7.	LOANS PAYABLE

During the year ended March 31, 2022, the Company received an aggregate CAD $60,000 ($78,000) from the Canada Emergency Business Account (“CEBA”). The interest free loan is used to finance operating costs which was offered by the Government of Canada through the Company’s bank in response to the COVID-19 pandemic Commencing on January 1, 2024, interest will accrue on the balance of the term of the loan at the rate of 5% fixed interest per year. The carrying value of the loan as at March 31, 2023 was CAD $40,000 ($52,000). The loan matures on December 31, 2023.

WS West LLC received a loan amounting to USD $150,000 from Small Business Administration (SBA) at 3.75% per annum payable in 30 years. The carrying value of the loan as at March 31, 2023 was $150,000. The loan was used to finance operating costs. The loan matures in 30 years from issuance.

8.	STOCKHOLDERS’ EQUITY

As of March 31, 2023, the Company had authorized 500,000,000 shares, consisting of: (i) 450,000,000 common shares, of which 25,000,000 shares are designated Class A Common Shares and 425,000,000 shares are designated Class B Common Shares; and (ii) 50,000,000 “blank check” preferred shares. All shares have a par value of $0.0001 per share.

On December 21, 2022, the Company issued 2,000,000 Class A common shares to its founding shareholders in connection with the formation of the Company for par value.

F-13

On December 21, 2022, the Company issued 1,000,000 restricted Class B common shares to a founding shareholder. The shares vest monthly beginning in February 2023 and the holder will only be granted a right to the shares upon continuous service through the vesting period. As of March 31, 2023, there were 166,667 shares vested and considered outstanding. There was no value recognized at the grant date of the shares.

On March 1, 2023, the Company conducted a private placement and issued 750,000 Class B common shares at a price of $1.00 per share for net proceeds of $566,190. In March 2023, the Company received an additional $250,000 pursuant to the private placement, however the shares were not issued until September 2023.

Net Parent Investment

Net parent investment consists of: (1) financing the Operating Subsidiaries received from PlantX Life to fund their operations through contributions to the carve-out business that did not require repayments, (2) the net effect of cost allocations from transactions with PlantX Life, from the Operating Subsidiaries to their parent, and (3) the Operating Subsidiaries’ accumulated earnings.

During the years ended March 31, 2023 and 2022, net increases in the net parent investment were $1,623,860 and $0, respectively.

Upon consummation of the Share Exchange in September 2023, the net parent investment will be reclassified to additional paid-in capital and accumulated deficit.

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of March 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of $1,256,689 and $624,518, respectively. The following table presents the deferred tax assets and liabilities by source:

	March 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$1,224,233	$626,471
Property and equipment	32,456	(1,951)
Valuation allowance	(1,256,689)	(624,520)
Net deferred tax assets	$—	$—

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through March 31, 2023, and no history of generating taxable income. Therefore, a valuation allowance of $1,256,689 and $624,518 was recorded as of March 31, 2023 and 2022, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its tax returns since inception remain open to examination.

10.	RELATED PARTY TRANSACTIONS

Related parties include key management personnel and the entities controlled or directed by key management personnel. Key management personnel include the Board of Directors and key executives of the Company together

F-14

with certain individuals responsible for outsourced services who in the opinion of the Company have satisfied relevant criteria to be considered, key management personnel under applicable accounting standards based on the information available as of the date of issuance of these combined financial statements.

The combined financial statements of the Operating Subsidiaries include corporate allocation costs incurred by PlantX Life and recorded as a net parent investment. Corporate allocation costs allocated to each of the segments include salaries and benefits, information technology expenses, consulting and management expenses, advertising and promotion and certain other operating expenses as determined by management’s analysis.

Related party transactions include the following:

	Year Ended
	March 31,
	2023	2022
Salaries and benefits	$34,998	$9,784
Consulting and management expenses	165,995	83,094
Other operating expenses	342,934	101,482
	$543,927	$194,360

11.	SEGMENT INFORMATION

The operating segments of the Company are identified as Vegaste, PlantX Living, Little West, Plant-Based Deli, EH, Portfolio Coffee, and Veg House. In determining the operating segments, management considered the product mix as well as the geographical segments that the business units sell under. The following table presents segment data as of March 31, 2023 and 2022 and for the years then ended:

Income Statement Items

				Plant-Based	EH Portfolio
	PlantX Living	Vegaste	Little West	Deli	Coffee	Veg House	Combined
March 31, 2023
Revenue	$68,962	$26,706	$2,717,032	$558,461	$466,434	$—	$3,837,595
Cost of revenue	135,499	17,731	1,981,577	308,530	245,431	—	2,688,768
Gross profit (loss)	(66,537)	8,975	735,455	249,931	221,003	—	1,148,827
Net loss	$(350,926)	$(292,481)	$(1,004,339)	$(297,830)	$(253,931)	$(106,765)	$(2,306,272)
March 31, 2022
Revenue	$49,700	$106,475	$1,809,800	$426,850	$158,566	$—	$2,551,391
Cost of revenue	70,389	67,505	1,203,708	311,085	96,987	—	1,749,674
Gross profit (loss)	(20,689)	38,970	606,092	115,765	61,579	—	801,717
Net loss	$(484,789)	$(153,383)	$(626,625)	$(450,279)	$(111,299)	$—	$(1,826,375)

Balance Sheet Items

	PlantX Living	Vegaste	Little West	Plant-Based Deli	EH Portfolio Coffee	Veg House	Combined
As at March 31, 2023
Assets	$22,836	$14,638	$626,465	$276,382	$181,169	$4,846	$1,126,336
Liabilities	$(1,198,906)	$(84,876)	$(97,349)	$(60,615)	$(17,381)	$(6,748)	$(1,465,875)

As at March 31, 2022
Assets	$90,615	$98,427	$551,675	$428,671	$129,887	$—	$1,299,275
Liabilities	$(1,152,687)	$(87,663)	$(59,144)	$(44,478)	$(8,374)	$—	$(1,352,346)

Revenue and Geographic Information

Revenue derived from customers located in the following geographic areas:

F-15

	Year Ended
	March 31,
	2023	2022
United States	$3,302,199	$2,343,126
Canada	535,396	208,265
	$3,837,595	$2,551,391

12.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company’s operating lease agreements includes storefronts and offices in California and Canada. Right-of-use (“ROU) assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make payments arising from the lease or embedded lease. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. The Company calculates operating lease liabilities with a risk-free discount rate, using a comparable period with the lease term, using a similar term as the lease payments at the commencement date. Indirect capital costs are capitalized and included in the ROU assets at commencement.

The components of lease costs are as follows:

		Year Ended
	Financial Statement	March 31,
Type	Line Item	2023	2022
Operating lease	General and administrative	$47,715	$51,298
Total lease costs		$47,715	$51,298

Supplemental balance sheet information related to leases are as follows:

	March 31,
	2023	2022
Weighted-average remaining lease term (in years)	1.17	2.17
Weighted-average discount rate	5.00%	5.00%

The following is a summary of minimum lease payments as of March 31, 2023:

Year Ending March 31,	Operating Lease
2024	$89,487
2025	153,743
Total undiscounted cash flows	243,230
Unamortized interest	(6,501)
Present value of lease liability	$236,729

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

13.	SUBSEQUENT EVENTS

On April 12, 2023, we amended our memorandum and articles of association to institute a dual class share structure consisting of Class A Common Shares, and Class B Common Shares, and any number of classes of preferred shares. Due to this amendment, the Company’s authorized share capital became 500,000,000 shares, consisting of:

F-16

(i) 450,000,000 common shares, par value $0.0001 per share, of which 25,000,000 shares are designated Class A Common Shares, $0.0001 par value per share, and 425,000,000 shares are designated Class B Common Shares, $0.0001 par value per share; and (ii) 50,000,000 “blank check” preferred shares, $0.0001 par value per share. Of the 9,750,000 Common Shares issued and outstanding at the time of the amendment (i) 2,000,000 became Class A Common Shares and 7,750,000 became Class B Common Shares.

On August 16, 2023, the Company repurchased and cancelled 2,000,000 of the Company’s Class A Common Shares pursuant to a Cancellation Agreement dated August 14, 2023 between the Company and four shareholders.

On September 21, 2023, we further amended our memorandum and articles of association to amend the share structure by (i) eliminating a dual class share structure consisting of the Class A Common Shares and Class B Common Shares and establishing a single Common Share structure consisting of Common Shares only, with 500,000,000 authorized shares being all designated as common shares with a par value of $0.0001 per share (the “Single Common Share Structure”), entitled to one (1) vote per share; and by (ii) eliminating all authorized “blank check” preferred shares. All 7,841,666 Class B Common Shares issued and outstanding at the time of the amendment became Common Shares.

On September 22, 2023, we completed a private placement of our Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 425,000 Common Shares at $1.00 per share for a total of $425,000.

On October 3, 2023, we entered into a special advisor agreement with Sean Dollinger, pursuant to which Sean Dollinger will provide general business and corporate advice in connection with the Offering to the Company. In consideration for the advisor’s services, the Company will pay Sean Dollinger a fee of USD$15,000 per month in cash.

On October 4, 2023, we entered into advisor agreements with certain advisors, pursuant to which the advisors will provide business and corporate advice in connection with the Offering to the Company. In consideration for the advisor’s services, the Company issued 350,000 Common Shares to 6 individuals and entities, for an aggregate of 2,100,000 Common Shares.

On October 4, 2023, we completed a private placement of our Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 1,836,973 Common Shares at $1.00 per share for a total net proceeds of $1,769,635. Dominari Securities LLC (“Dominari”) acted as placement agent and we issued 32,000 Common Share purchase warrants to Dominari in connection with their service as placement agent.

On January 16, 2023, we entered into a share exchange agreement with PlantX Life, as amended by Amendment No. 1 thereto, dated February 28, 2023, pursuant to which we acquired all of the capital stock of the following PlantX Life wholly owned direct and indirect subsidiaries: PlantX Living Inc., Vegaste Technologies US Corp., Little West Holdings LLC, and Plant-Based Deli, LLC, and all of the capital stock owned by PlantX Life in two of its majority owned subsidiaries: Eh Coffee Corp., and Portfolio Coffee Inc., in consideration for the issuance to PlantX Life of 6,000,000 of our Common Shares. The share exchange transaction was consummated on October 6, 2023.

Management has evaluated subsequent events through October 6, 2023, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

F-17

VEG HOUSE HOLDINGS, INC.

CONSOLIDATED COMBINED UNAUDITED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

F-18

F-19

VEG HOUSE HOLDINGS INC.

CONSOLIDATED COMBINED BALANCE SHEETS

	September 30,	March 31,
	2023	2023
	(Unaudited)
ASSETS
Current assets:
Cash	$615,393	$58,903
Accounts receivable	282,252	385,575
Prepaid expenses and deposits	110,351	76,472
Inventories	310,679	281,871
Other current assets	11,584	14,525
Total current assets	1,330,259	817,346
Property and equipment, net	162,557	67,049
Right of use asset	160,570	241,941
Total assets	$1,653,386	$1,126,336

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$792,559	$1,037,765
Deferred revenue	9,550	9,371
Loans payable, current portion	30,200	32,010
Right of use liability, current portion	115,483	89,487
Total current liabilities	947,792	1,168,633
Loans payable	150,000	150,000
Right of use liability	25,083	147,242
Total liabilities	1,122,875	1,465,875

Commitments and contingencies

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value, 0 and 50,000,000 shares authorized, no shares issued or outstanding as of September 30, 2023 and March 31, 2023, respectively	-	-
Class A common shares, $0.0001 par value, 0 and 25,000,000 shares authorized, 0 and 2,000,000 shares issued and outstanding as of September 30, 2023 and March 31, 2023, respectively	-	200
Class B common shares, $0.0001 par value, 0 and 425,000,000 shares authorized, 0 and 916,667 shares issued and outstanding as of September 30, 2023 and March 31, 2023, respectively	-	92
Common shares, $0.0001 par value, 500,000,000 shares authorized, 1,841,667 and 0 shares issued and outstanding as of September 30, 2023 and March 31, 2023, respectively	184	-
Additional paid-in capital	2,360,908	816,115
Net parent investment	(1,315,877)	(621,371)
Non-controlling interests	(171,003)	(148,394)
Accumulated other comprehensive income	(343,701)	(386,181)
Total stockholders’ equity (deficit)	530,511	(339,539)
Total liabilities and stockholders’ equity (deficit)	$1,653,386	$1,126,336

The accompanying notes are an integral part of these consolidated combined unaudited financial statements.

F-20

VEG HOUSE HOLDINGS INC.

CONSOLIDATED COMBINED STATEMENTS OF OPERATIONS

UNAUDITED

	Six Months Ended
	September 30,
	2023	2022
Revenue	$1,755,296	$2,238,215
Cost of revenue	1,201,572	1,605,509
Gross profit	553,724	632,706

Operating expenses:
Sales and marketing	336,601	286,209
General and administrative	1,439,893	1,296,491
Total operating expenses	1,776,494	1,582,700
Loss from operations	(1,222,770)	(949,994)

Other income (expense):
Foreign exchange gain (loss)	(152)	(65)
Interest expense	(8,776)	(25,876)
Other income (expense)	(8,238)	8,420
Total other income (expense)	(17,166)	(17,522)
Net loss	$(1,239,936)	$(967,516)

Net loss attributable to non-controlling interests	(22,609)	(27,516)
Net loss attributable to Company stockholders	$(1,217,327)	$(940,000)

Other comprehensive income (loss):
Foreign currency translation	42,480	(11,875)
Comprehensive loss	$(1,197,456)	$(979,391)

Net loss per share - basic and diluted	$2,684,676	$-
Weighted average common shares outstanding - basic and diluted	$(0.46)	$-

The accompanying notes are an integral part of these consolidated combined unaudited financial statements.

F-21

VEG HOUSE HOLDINGS INC

CONSOLIDATED COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

UNAUDITED

	Preferred Stock		Common Stock		Class A Common Stock		Class B Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Net Parent Investment	Non-controlling Interests	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
Balances at March 31, 2022	-	$-	-	$-	-	$-	-	$-	$-	$(58,850)	$(28,503)	$34,282	$(53,071)
Net increase in net parent investment	-	-	-	-	-	-	-	-	-	798,727	-	-	798,727
Foreign currency adjustment	-	-	-	-	-	-	-	-	-	-	-	(11,875)	(11,875)
Net loss	-	-	-	-	-	-	-	-	-	(940,000)	(27,516)	-	(967,516)
Balances at September 30, 2022	-	$-	-	$-	-	$-	-	$-	$-	$(200,123)	$(56,019)	$22,407	$(233,735)

Balances at March 31, 2023	-	$-	-	$-	2,000,000	$200	916,667	$92	$816,115	$(621,371)	$(148,394)	$(386,181)	$(339,539)
Vesting of restricted stock	-	-	-	-	-	-	500,000	50	-	-	-	-	50
Repurchase of common stock	-	-	-	-	(2,000,000)	(200)	-	-	200	-	-	-	-
Conversion of Class B common stock into common stock	-	-	1,416,667	142	-	-	(1,416,667)	(142)	-	-	-	-	-
Issuance of common stock and capital contributions pursuant to private placement	-	-	425,000	42	-	-	-	-	1,544,593	-	-	-	1,544,635
Net increase in net parent investment	-	-	-	-	-	-	-	-	-	522,821	-	-	522,821
Foreign currency adjustment	-	-	-	-	-	-	-	-	-	-	-	42,480	42,480
Net loss	-	-	-	-	-	-	-	-	-	(1,217,327)	(22,609)	-	(1,239,936)
Balances at September 30, 2023	-	$-	1,841,667	$184	-	$-	-	$-	$2,360,908	$(1,315,877)	$(171,003)	$(343,701)	$530,511

The accompanying notes are an integral part of these consolidated combined unaudited financial statements.

F-22

VEG HOUSE HOLDINGS INC.

CONSOLIDATED COMBINED STATEMENTS OF CASH FLOWS

UNAUDITED

	Six Months Ended
	September 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(1,239,936)	$(967,516)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	24,128	26,664
Interest	8,776	(25,876)
Changes in operating assets and liabilities:
Accounts receivable	103,323	(6,171)
Inventories	(28,808)	(207,342)
Prepaid expenses and deposits	(33,879)	58,143
Other current assets	2,941	-
Accounts payable and accrued expenses	(245,206)	227,039
Deferred revenue	179	(125)
Other liabilities	-	(6,145)
Right of use liability, net	(14,792)	1,781
Net cash used in operating activities	(1,423,274)	(899,548)
Cash flows from investing activities:
Purchases of property and equipment	(119,636)	(58)
Loan receivable	-	(6,484)
Net cash used in financing activities	(119,636)	(6,542)
Cash flows from financing activities:
Issuance of common stock and capital contributions pursuant to private placement	1,544,635	-
Net increase in net parent investment	522,821	798,727
Net cash provided by financing activities	2,067,456	798,727
Net change in cash	524,546	(107,363)
Effect of foreign exchange on cash and cash equivalents	31,944	14,001
Cash at beginning of period	58,903	220,781
Cash at end of period	$615,393	$127,419

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

The accompanying notes are an integral part of these consolidated combined unaudited financial statements.

F-23

1.	NATURE OF OPERATIONS

Veg House Holdings Inc. (“Veg House” or the “Company”) was incorporated under the laws of the Cayman Islands as Veg House Holdings Inc., an exempted company, on December 14, 2022, to become the holding company for the subsidiaries listed below.

The Company is focused on expanding access to plant-based food products by developing a global portfolio of businesses that offer high-quality plant-based products and bridging the gap between two multi-billion-dollar industries: e-commerce and plant-based foods.

On January 16, 2023, the Company entered into a share exchange agreement (the “Share Exchange”) with PlantX Life Inc., or PlantX Life, as amended by Amendment No. 1 thereto, dated February 28, 2023, pursuant to which the Company acquired all of the capital stock of the following PlantX Life wholly owned direct and indirect subsidiaries: PlantX Living Inc., Vegaste Technologies US Corp., Little West Holdings LLC, and Plant-Based Deli, LLC, and all of the capital stock owned by PlantX Life in two of its majority owned subsidiaries: EH Coffee Corp., and Portfolio Coffee Inc., in consideration for the issuance to PlantX Life of 6,000,000 shares of the Company’s common stock. The share exchange transaction was consummated on October 6, 2023. See Note 11.

The subsidiaries that were acquired pursuant to the Share Exchange were as follows:

●	PlantX Living Inc., British Columbia corporation, which we refer to as PlantX Living.

●	Vegaste Technologies US Corp., a Florida corporation, which we refer to as Vegaste.

●	Little West Holdings t LLC, a Delaware limited liability company, which we refer to as Little West.

●	Plant-Based Deli, LLC, a California limited liability company, which we refer to as Plant-Based Deli.

●	EH Coffee Corp., an Ontario Corporation in which we own 51% of the issued and outstanding capital stock, which we refer to as EH Coffee.

●	Portfolio Coffee Inc., an Ontario Corporation in which we own 53% of the issued and outstanding capital stock, and which we refer to as Portfolio Coffee; and

The corporate history of the Company’s subsidiaries prior to the Share Exchange between Veg House and PlantX Life are as follows (“Operating Subsidiaries”):

●	PlantX Living and Vegaste Technologies US Corp. PlantX Living was incorporated on October 11, 2019. Vegaste was incorporated on April 1, 2020, and is a wholly-owned subsidiary of PlantX Living. Vegaste owns and operates the US, Canadian, and UK PlantX e-commerce platforms and the Vegan Essentials e-commerce platform. These platforms produce the majority of our revenue. PlantX Living also owns and operates Veg House Illinois retail grocery store locations in Toronto and Ottawa, Ontario.

●	Little West. Little West was incorporated in Delaware on March 6, 2019. Little West produces cold-pressed juices that are sold in Veg House Illinois storefronts, and on our e-commerce platforms.

●	Plant-Based Deli. Plant-Based Deli was incorporated in California on February 2, 2018. New Deli operates the brick-and-mortar Veg House Illinois storefront in Venice Beach, Los Angeles.

●	EH Coffee Corp. and Portfolio Coffee Inc. EH Coffee Corp. and Portfolio Coffee Inc, were incorporated in Ontario, Canada on October 19, 2016, and October 24, 2019, respectively. On November 10, 2021, PlantX Life acquired approximately 53.5% and 51% of the issued and outstanding share capital of each of EH Coffee Corp. and Portfolio Coffee Inc., respectively. EH Coffee and Portfolio Coffee each operate a roasting business and distribute coffee beans through wholesale arrangements and website sales on the PlantX platform.

On February 27, 2023, the Company formed Veg House Illinois Inc. (“Veg House Illinois”), an Illinois corporation. On the date of its formation, Veg House Illinois issued to the Company one share of its common stock constituting 100% of its issued and outstanding shares of capital stock, making it a wholly-owned subsidiary. Veg House Illinois commenced operations in September 2023.

F-24

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the combined financial statements are issued.

The accompanying consolidated combined unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $1,239,936 and $967,516 for the six months ended September 30, 2023 and 2022, respectively, and cash flows used from operations of $1,423,274 and $899,548, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is March 31.

The Company was formed in December 2022, however, did not obtain a controlling interest in the Operating Subsidiaries until the consummation of the Share Exchange with PlantX in October 2023. Veg House Illinois was formed in February 2023 as a wholly-owned subsidiary of the Company, but did not begin operations until September 2023. Therefore, for the period ended September 30, 2023, the financial statements are prepared on consolidated combined basis. All intercompany transactions, balances and any unrealized gains and losses from intercompany transactions are eliminated on consolidation and combination.

Upon the Share Exchange, the Company will become the parent company of the Operating Subsidiaries, in addition to Veg House Illinois, and will control all the entities listed above. The financial statements will be prepared on a consolidated basis upon this consummation in October 2023.

The consolidated combined financial statements as of September 30, 2023 and March 31, 2023 and for the six months ended September 30, 2023 and 2022 have been presented to reflect the historical operations of the Operating Subsidiaries for the periods presented. The combined financial statements reflect the revenues, expenses, assets and liabilities of each operating subsidiary, as well as all cost allocations from the parent entity (PlantX Life) to reflect all historical results of operations of the carve-out business.

Unaudited Interim Financial Information

The unaudited interim financial statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These unaudited interim financial statements should be read in conjunction with the financial statements of the Company for the years ended March 31, 2023 and 2022 and notes thereto that are included in the Company’s Registration Statement.

F-25

Use of Estimates

The preparation of the Company’s combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated combined unaudited financial statements include, but are not limited to, leases, cost allocations and the net parent investment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At September 30, 2023 and 2022, the Company’s cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of six months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s accounts receivable, prepaid expenses, accounts payable, accrued liabilities and deferred revenue approximate their fair values due to the short maturity of these instruments. The Company believes the carrying amount of its loan payable approximate fair value based on rates and other terms currently available to the Company for similar debt instruments.

Accounts Receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. The Company accounts for allowance for doubtful accounts under ASC 310-10-35. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered

F-26

remote. As of September 30, 2023 and March 31, 2023, the Company determined there was no allowance for doubtful accounts necessary. During the six months ended September 30, 2023 and 2022, the Company recorded bad debt of $4,120 and $301, respectively, which is included in general and administrative expenses in the consolidated statements of operations.

As of September 30, 2023 and March 31, 2023, accounts receivable consisted of the following:

	September 30,	March 31,
	2023	2023
Trade receivables	$233,572	$319,075
Due from credit card and other payment processors	48,680	66,500
	$282,252	$385,575

Inventory

Inventories are measured at the lower of cost and net realizable value (“NRV”). Cost is determined using FIFO (“First In First Out”), and includes all costs of purchases and all other costs incurred in bringing inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. When there is a decline in the price of an item which indicates that the cost is higher than the NRV, a provision for inventories is established and an expense is recognized in the period in which the write-down occurs. A provision for impairment involves significant management judgment and includes the review of inventory aging and an assessment of cost recoverability.

Inventory consisted of mainly finished goods as at September 30, 2023 and March 31, 2023.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and accumulated impairment losses (if any). Cost includes all expenditure incurred to bring the assets to the location and condition necessary for them to be operated in the manner intended by management.

Depreciation is calculated using the following terms and methods:

●	Office Equipment	2-5 Years	Straight -Line
●	Machinery and Equipment	2-5 Years	Straight -Line
●	Furniture and Fixtures	2-5 Years	Straight -Line
●	Building improvements	2-5 Years	Straight -Line or lease terms whichever is less

An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the profit and loss in the year the assets is derecognized. The assets residual values and useful lives are reviewed and adjusted prospectively if appropriate.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets (property and equipment and right of use lease assets) may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets and identifiable intangible assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Related Parties

Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or cause the direction of the management and policies of the Company. The Company discloses related

F-27

party transactions that are outside of normal compensatory agreements, such as salaries. The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Revenue Recognition

The Company accounts for revenue under ASC 606, Revenue from Contracts with Customers. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue comprises the fair value of consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of returns and discounts. Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

The Company operates websites where customers can purchase plant-based food and beverage products from various suppliers and also distributes these products through wholesale arrangements. The Company also offers household plants, cosmetics and plant-based pet food on the same platform. The Company’s primary sources of revenue are sales made through its website, wholesale arrangements and sales made directly to restaurants and grocery stores.

For retail and wholesale arrangements, revenue is recognized immediately upon providing the customer with the product.  The Company transfers control and satisfies its performance obligation when the plant-based food and beverage products are delivered and accepted by its customers. Revenue is recognized at a point in time.

As at September 30, 2023 and March 31, 2023, the Company had deferred revenue of $9,550 and $9,371, respectively, which represents payments received for products shipped subsequent to the period.

Cost of Revenue

Cost of revenue includes inventories sold, as well as related materials and packaging costs.

Advertising and Promotion

Advertising and promotion costs are expensed as incurred, and are included in sales and marketing expenses.

General and Administrative

General and administrative costs primarily consist of depreciation and amortization, consulting and management expense, accounting and audit fees, legal fees, insurance expense, travel expense, salaries and benefits and other general and administrative expenses.

Foreign Currency Translation

The Company’s reporting currency is U.S. Dollars. The functional currency of PlantX Living, EH Coffee and Portfolio Coffee are the Canadian Dollar (“CAD”). All assets and liabilities are translated into U.S. Dollars at the balance sheet date, stockholders’ equity is translated at historical rates and revenue and expense accounts are translated at the average exchange rate for the year or the reporting period. The translation adjustments are reported as a separate component of stockholders’ equity, captioned as accumulated other comprehensive income (loss). Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the statements of operations as foreign currency exchange variance.

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Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. The effects of anti-dilutive potential units are ignored in calculating diluted earnings per share. As of September 30, 2023 and 2022, there are no dilutive securities.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the management and decision makers. The Company evaluates segment performance on the basis of its results, as reported to internal management, on a periodic basis.

The Company identify following as the reportable segments:

●	Vegaste
●	PlantX Living
●	Little West
●	EH Coffee
●	Portfolio Coffee
●	Veg House (corporate)
●	Veg House Illinois

Leases

In accordance with FASB ASC 842, Leases, upon lease commencement the Company recognizes a right-of-use asset and a corresponding lease liability measured at the present value of the fixed future minimum lease payments. The Company calculates operating lease liabilities with a risk-free discount rate, using a comparable period with the lease term. Lease and non-lease components are combined for all leases. Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no lease asset or liability recognized.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on April 1, 2021 and it did not have any effect on its financial statements.

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Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	PREPAID EXPENSES AND DEPOSITS

The following is a summary of prepaid expenses and deposits:

	September 30,	March 31,
	2023	2023
Consulting and professional services	$6,534	$4,528
Insurance	1,176	815
Office	7,999	5,543
Advertising and promotion	7,381	5,115
Rent	10,788	7,476
Short-term deposits	76,473	52,995
	$110,351	$76,472

5.	PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment, net:

	September 30,	March 31,
	2023	2023
Leasehold improvements - office	$136,255	$136,255
Machinery and equipment	146,626	27,653
Truck	71,003	71,003
Furniture and fixtures	16,096	15,796
Computers	3,161	3,160
Office equipment	70,142	69,780
Total	443,283	323,647
Less: Accumulated depreciation	(280,726)	(256,598)
Property and equipment, net	$162,557	$67,049

Depreciation expense was $24,128 and $26,664 for the six months ended September 30, 2023 and 2022, respectively.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The following is a summary of accounts payable and accrued liabilities:

	September 30,	March 31,
	2023	2023
Accounts payable	$661,688	$963,179
Accrued liabilities	130,871	74,586
	$792,559	$1,037,765

7.	LOANS PAYABLE

During the year ended March 31, 2022, the Company received an aggregate CAD $60,000 from the Canada Emergency Business Account (“CEBA”). The interest free loan is used to finance operating costs which was offered by the Government of Canada through the Company’s bank in response to the COVID-19 pandemic Commencing on January 1, 2024, interest will accrue on the balance of the term of the loan at the rate of 5% fixed interest per year. The carrying value of the loan as at September 30, 2023 was CAD $40,000 ($30,200). The loan matures on December 31, 2023.

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WS West LLC received a loan amounting to USD $150,000 from Small Business Administration (SBA) at 3.75% per annum payable in 30 years. The carrying value of the loan as at March 31, 2023 was $150,000. The loan was used to finance operating costs. The loan matures in 30 years from issuance.

8.	STOCKHOLDERS’ EQUITY

As of March 31, 2023, the Company had authorized 500,000,000 shares, consisting of: (i) 450,000,000 common shares, of which 25,000,000 shares are designated Class A Common Shares and 425,000,000 shares are designated Class B Common Shares; and (ii) 50,000,000 “blank check” preferred shares. All shares have a par value of $0.0001 per share.

On April 12, 2023, we amended our memorandum and articles of association to institute a dual class share structure consisting of Class A Common Shares, and Class B Common Shares, and any number of classes of preferred shares. Due to this amendment, the Company’s authorized share capital became 500,000,000 shares, consisting of: (i) 450,000,000 common shares, par value $0.0001 per share, of which 25,000,000 shares are designated Class A Common Shares, $0.0001 par value per share, and 425,000,000 shares are designated Class B Common Shares, $0.0001 par value per share; and (ii) 50,000,000 “blank check” preferred shares, $0.0001 par value per share.

On September 21, 2023, we further amended our memorandum and articles of association to amend the share structure by (i) eliminating a dual class share structure consisting of the Class A Common Shares and Class B Common Shares and establishing a single Common Share structure consisting of Common Shares only, with 500,000,000 authorized shares being all designated as common shares with a par value of $0.0001 per share (the “Single Common Share Structure”), entitled to one (1) vote per share; and by (ii) eliminating all authorized “blank check” preferred shares. All Class B Common Shares issued and outstanding at the time of the amendment became Common Shares.

On December 21, 2022, the Company issued 2,000,000 shares of Class A common stock to its founding shareholders in connection with the formation of the Company for par value.

On December 21, 2022, the Company issued 1,000,000 shares of restricted Class B common stock to a founding shareholder. The shares vest monthly beginning in February 2023 and the holder will only be granted a right to the shares upon continuous service through the vesting period. As of March 31, 2023, there were 166,667 shares vested and considered outstanding. There was no value recognized at the grant date of the shares.

On March 1, 2023, the Company conducted a private placement and issued 750,000 shares of Class B common stock at a price of $1.00 per share for net proceeds of $566,190. In March and April 2023, the Company received an additional $250,000 and $175,000, respectively, pursuant to the private placement, however the aggregate of 425,000 shares were not issued until September 2023.

In September 2023, the Company conducted an additional private placement offering for common shares at $1.00 per share. As of September 30, 2023, the Company received aggregate net proceeds of $1,544,635 pertaining to the private placement. The shares were issued in October 2023 upon the completion of the offering (see Note 11).

On August 16, 2023, the Company repurchased and cancelled 2,000,000 of the Company’s Class A Common Shares pursuant to a Cancellation Agreement dated August 14, 2023 between the Company and four shareholders.

Net Parent Investment

Net parent investment consists of: (1) financing the Operating Subsidiaries received from PlantX to fund their operations through contributions to the carve-out business that did not require repayments, (2) the net effect of cost allocations from transactions with PlantX, from the Operating Subsidiaries to their parent, and (4) the Operating Subsidiaries’ accumulated earnings.

During the six months ended September 30, 2023 and 2022, net increases in the net parent investment were $522,821 and $798,727, respectively.

Upon consummation of the Share Exchange in October 2023, the net parent investment will be reclassified to additional paid-in capital and accumulated deficit.

F-31

9.	RELATED PARTY TRANSACTIONS

Related parties include key management personnel and the entities controlled or directed by key management personnel. Key management personnel include the Board of Directors and key executives of the Company together with certain individuals responsible for outsourced services who in the opinion of the Company have satisfied relevant criteria to be considered, key management personnel under applicable accounting standards based on the information available as of the date of issuance of these combined unaudited financial statements.

The consolidated combined financial statements of the Operating Subsidiaries include corporate allocation costs incurred by PlantX and recorded as a net parent investment. Corporate allocation costs allocated to each of the segments include salaries and benefits, information technology expenses, consulting and management expenses, advertising and promotion and certain other operating expenses as determined by management’s analysis.

Related party transactions include the following:

	Six Months Ended
	September 30,
	2023	2022
Salaries and benefits	$17,499	$4,892
Consulting and management expenses	82,998	41,547
Other operating expenses	171,466	50,740
	$271,963	$97,179

10.	SEGMENT INFORMATION

The operating segments of the Company are identified as Vegaste, PlantX Living, Little West, Plant-Based Deli, E, Portfolio Coffee, Veg House and Veg House Illinois. In determining the operating segments, management considered the product mix as well as the geographical segments that the business units sell under. Disclosure by segment pertaining to income statement transactions are for the six months ended September 30, 2023, and 2022. The asset and liability balances are as at September 30, 2023 and March 31, 2023.

Income Statement Items
	PlantX Living	Vegaste	Little West	Plant- Based Deli	EH Portfolio Coffee	Veg House	Veg House Illinois	Consolidated Combined
September 30, 2023
Revenue	$48,792	$4,108	$1,280,395	$175,147	$239,468	$-	$7,386	$1,755,296
Cost of revenue	47,376	2,465	850,265	112,925	183,372	-	5,169	1,201,572
Gross profit (loss)	1,416	1,643	430,130	62,222	56,096	-	2,217	553,724
Net loss before taxes	(177,243)	(111,273)	(155,611)	(77,444)	(47,477)	(352,307)	(318,581)	(1,239,936)

September 30, 2022
Revenue	$47,095	$22,318	$1,526,319	$338,508	$303,975	$-	$-	$2,238,215
Cost of revenue	59,509	14,315	1,133,102	189,039	209,544	-	-	1,605,509
Gross profit (loss)	(12,414)	8,003	393,217	149,469	94,431	-	-	632,706
Net loss before taxes	(192,407)	(189,946)	(400,152)	(130,738)	(54,273)	-	-	(967,516)

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Balance Sheet items
	PlantX Living	Vegaste	Little West	Plant-Based Deli	EH Portfolio Coffee	Veg House	Veg House Illinois	Consolidated Combined
As at September 30, 2023
Assets	$16,098	$11,610	$619,335	$189,023	$146,932	$538,072	$132,317	$1,653,386
Liabilities	(791,352)	(67,316)	(96,241)	(41,456)	(14,095)	(98,369)	(14,046)	(1,122,875)

As at March 31, 2023
Assets	$22,836	$14,638	$626,465	$276,382	$181,169	$4,846	$-	$1,126,336
Liabilities	(1,198,906)	(84,876)	(97,349)	(60,615)	(17,381)	(6,748)	-	(1,465,875)

Revenue and Geographic Information

Revenue derived from customers located in the following geographic areas:

	Six Months Ended
	September 30,
	2023	2022
United States	$1,467,036	$1,887,145
Canada	288,260	351,070
	$1,755,296	$2,238,215

11.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company’s operating lease agreements includes storefronts and offices in California and Canada. Right-of-use (“ROU) assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make payments arising from the lease or embedded lease. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. The Company calculates operating lease liabilities with a risk-free discount rate, using a comparable period with the lease term., using a similar term as the lease payments at the commencement date. Indirect capital costs are capitalized and included in the ROU assets at commencement.

The components of lease costs are as follows:

		Six Months Ended
	Financial Statement	September 30,
Type	Line Item	2023	2022
Operating lease	General and administrative	$53,642	$30,182
Total lease costs		$53,642	$30,182

Supplemental balance sheet information related to leases are as follows:

	September 30,	March 31,
	2023	2022
Weighted-average remaining lease term (in years)	0.67	1.17
Weighted-average discount rate	5.00%	5.00%

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

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12.	SUBSEQUENT EVENTS

On October 3, 2023, we entered into a special advisor agreement with the Company’s founder, Sean Dollinger, pursuant to which Sean Dollinger will provide general business and corporate advice in connection with the Offering to the Company. In consideration for the advisor’s services, the Company will pay Sean Dollinger a fee of USD$15,000 per month in cash.

On October 4, 2023, we entered into advisor agreements with certain advisors, pursuant to which the advisors will provide business and corporate advice in connection with the Offering to the Company. In consideration for the advisor’s services, the Company issued 350,000 common shares of common stock to 6 individuals and entities, for an aggregate of 2,100,000 shares of common stock.

On October 4, 2023, we completed a private placement of our common shares (which commenced in September 2023) and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, in aggregate we issued 1,836,973 common shares at $1.00 per share for a total net proceeds of $1,769,635.

On October 6, 2023, Sean Dollinger surrendered 333,334 unvested common shares of his 1,000,000 common shares that began vesting on February 18, 2023.

On October 6, 2023, PlantX Life Inc. received 6,000,000 common shares pursuant to the consummation of the share exchange agreement with the Company. Per the share exchange, pursuant to which we acquired all of the capital stock of the following PlantX Life wholly owned direct and indirect subsidiaries: PlantX Living Inc., Vegaste Technologies US Corp., Little West Holdings LLC, and Plant-Based Deli, LLC, and all of the capital stock owned by PlantX Life in two of its majority owned subsidiaries: Eh Coffee Corp., and Portfolio Coffee Inc..

Management has evaluated subsequent events through November 16, 2023, the date the consolidated combined unaudited financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these consolidated combined unaudited financial statements.

F-34

VEG HOUSE HOLDINGS INC.

Common Shares

______________________

PROSPECTUS

______________________

, 2023

Until and including                   , 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED DECEMBER [*], 2023

Veg House Holdings Inc.

[* Common Shares]

This prospectus relates to [*] Common Shares, $0.0001 par value per share of Veg House Holdings Inc. that may be sold from time to time by the selling shareholders names in this prospectus.

We will not receive any proceeds from the sales of outstanding common shares by the selling shareholders.

In addition to the resale of our Common Shares by the selling shareholders, we are conducting an initial public offering (“IPO”) of [*] our Common Shares, par value $0.0001 per share. We currently estimate that the initial public offering price of our Common Shares will be between $[*] and $[*] per share, for aggregate gross proceeds to the Company of up to $[*]. The Company will not file a 424(b)(3) amendment to this prospectus with the United States Securities and Exchange Commission (the “SEC”) to allow the sale of the shares by selling shareholders until the registration statement and prospectus for the IPO is declared effective by the SEC and our Common Shares sold in the IPO begin trading on the Nasdaq.

Prior to the IPO, there has been no public market for our Common Shares. We intend to apply to list our Common Shares on the Nasdaq Capital Market tier operated by The Nasdaq Stock Market LLC, or Nasdaq, under the symbol “VEG.” We believe that upon the completion of the IPO, we will meet the standards for listing, and the closing of the IPO is contingent upon such listing.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

We are, and will continue to be, a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Stock Market Rules. PlantX Life Inc. (“PlantX Life”), a company existing under the laws of the province of British Columbia, Canada, will beneficially own approximately 50.23% of our then-issued and outstanding Common Shares and will be able to exercise approximately 50.23% of the total voting power of our issued and outstanding Common Shares immediately after the consummation of this Offering, assuming the underwriters in the IPO do not exercise its option to purchase additional Common Shares. For further information, see “Principal Shareholders.” Although we do not intend to rely on the “controlled company” exemption under Rule 5615(c) (1) of the Nasdaq Stock Market Rules, we could elect to rely on this exemption in the future. See “Prospectus Summary—Implications of Being a Controlled Company.”

The selling shareholders may offer and sell the Common Shares being offered by this prospectus from time to time in public or private transactions, or both. These sales will occur at a fixed price of $[*] per share until our Common Shares are listed on Nasdaq. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling shareholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. Any participating broker-dealers and any selling shareholders who are affiliates of broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions or discounts given to any such broker-dealer or affiliates of a broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act of 1933, as amended. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their Common Shares. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold.

Investing in our securities is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing in our securities under the heading “Risk Factors” beginning on page 18 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

____________________________

The date of this prospectus is [   ].

[Alternate Page for Resale Prospectus]

The Offering

Common Shares offered by the selling shareholders:	This prospectus relates to [*] Common Shares that may be sold from time to time by the selling shareholders named in this prospectus.

Shares outstanding as of the date of this prospectus:	12,028,641 Common Shares.

Shares outstanding: (1)	[*] Common Shares (or [*] Common Shares if the underwriters exercise the over-allotment option in full).

Use of proceeds:	We will not receive any proceeds from the sales of outstanding Common Shares by the selling shareholders.

Risk factors:	Investing in our Common Shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page [*] before deciding to invest in our Common Shares.

Trading market and symbol:	We plan to apply to list our Common Shares on Nasdaq under the symbol “VEG”. The closing of this Offering is contingent upon such listing.

(1)	The number of Common Shares outstanding immediately following this Offering is based on [*] Common Shares outstanding as of the date of this prospectus and excludes:

●	1,000,000 Common Shares that will be reserved for issuance under the Veg House Holdings Inc. 2023 Equity Incentive Plan, or the 2023 Plan;

●	[*] Common Shares ([*] Common Shares if the underwriters exercise the over-allotment option in full) issuable upon exercise of a warrant to be issued to the underwriters in connection with this Offering;

●	52,500 Common Shares issuable upon exercise of a warrant to be issued to Boustead Securities, LLC in connection with this Offering;

●	32,000 Common Shares issuable upon exercise of a warrant to be issued to Dominari Securities LLC in connection with this Offering; and

●	[*] Common Shares issuable upon the underwriters’ exercise of the over-allotment option in full.

Alt 1

[Alternate Page for Resale Prospectus]

USE OF PROCEEDS

We will not receive any proceeds from the sale of Common Shares by the selling shareholders.

The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

Alt 2

[Alternate Page for Resale Prospectus]

SELLING SHAREHOLDERS

We are registering Common Shares in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of these securities or as otherwise disclosed below, the selling shareholders have not had any position, office, or other material relationship with us or any of our predecessors or affiliates within the past three years, and based on the information provided to us by the selling shareholders, no selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any Common Shares that such person or any member of such group has the right to acquire within sixty (60) days of the date of this prospectus. For purposes of computing the percentage of outstanding Common Shares held by each person or group of persons named below, any shares that such person or persons has the right to acquire within sixty (60) days of the date of this prospectus are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any Common Shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the Common Shares by each of the selling shareholders. The second column lists the number of Common Shares beneficially owned by each selling stockholder. The third column lists the Common Shares being offered by this prospectus by the selling shareholders.

The selling shareholders can offer all, some or none of their Common Shares. See “Plan of Distribution.” We therefore have no way of determining the number of Common Shares each selling Shareholder will hold after this Offering. Therefore, the fourth and fifth columns assume that each selling shareholder will sell all Common Shares covered by this prospectus.

	Common Shares Beneficially Owned Prior to this Offering			Number of Shares Being Offered in	Common Shares Beneficially Owned After this Offering
Name of Selling Shareholder	Shares	Percent(1)		this Offering	Shares	Percent(2)
Kiranjit Sidhu	375,000	3.12%		375,000	[*]	[*]
2200049 AB Inc. (1)	250,000	2.08%		250,000	[*]	[*]
Phoenix Energy Corporation (2)	100,000	0.85%		100,000	[*]	[*]
Stuart Turner	50,000	0.42%		50,000	[*]	[*]
108 Foods Inc. (3)	175,000	1.44%		175,000	[*]	[*]
Joel Abbo	750,000	6.24%		250,000	[*]	[*]
Ourida Bouadjadja	400,000	3.33%		400,000	[*]	[*]
MG Investment Consultants (4)	200,000	1.66%		200,000	[*]	[*]
Grayland Holdings Corp. (5)	350,000	2.91%		350,000	[*]	[*]
Index Equity US LLC (6)	350,000	2.91%		350,000	[*]	[*]
John Giammarella	350,000	2.91%		350,000	[*]	[*]
Michael Gates	350,000	2.9	1%	350,000	[*]	[*]
G. Scott Paterson	125,000	1.06%		125,000	[*]	[*]
S.J.J. Management Inc. (7)	150,000	1.04%		150,000	[*]	[*]
Ashish Srivastava	61,973	0.52%		61,973	[*]	[*]

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	Common Shares Beneficially Owned Prior to this Offering		Number of Shares Being Offered in		Common Shares Beneficially Owned After this Offering
Name of Selling Shareholder	Shares	Percent(1)	this Offering		Shares	Percent(2)
Andrew Walker	50,000	0.42%	50,000		[*]	[*]
1000038756 Ontario Inc. (8)	250,000	2.12%	250,000		[*]	[*]
Anita Bealer	135,000	1.15%	135,000		[*]	[*]
PacMaid Holdings Inc. (9)	40,000	0.34%	40,000		[*]	[*]
Stuart Turner	25,000	0.21%	25,000		[*]	[*]
KCJ Trading LLC (10)	400,000	3.40%	400,000		[*]	[*]
Dominari Securities LLC (11)	0	0%	32,000	(11)	[*]	[*]
Total	5,711,973	48.49%	5,743,973		[*]	[*]

(1)	Greg Bealer owns 2200049 Alberta Inc., an Alberta Corporation. Greg Bealer is deemed to beneficially own Common Shares owned by 2200049 Alberta Inc. because he has sole voting and dispositive powers over the company. 2200049 Alberta Inc.’s business address is 16 Wolf Willow Point, Edmonton, AB T5T 1E3, Canada.
(2)

Ken Wicks owns Phoenix Energy Corporation. Ken Wicks is deemed to beneficially own Common Shares owned by Phoenix Energy Corporation because he has sole voting and dispositive powers over the company. Phoenix Energy Corporation’s business address is 51 10550 Ellerslie Road, Edmonton, Alberta T6W 0Y2, Canada.

(3)	Chris Dodigovic owns 108 Foods Inc. Chris Dodigovic is deemed to beneficially own the Common Shares owned by 108 Foods Inc. because he has sole voting and dispositive powers over the company. 108 Foods Inc.’s business address is 2013 S Highland Avenue, Las Vegas NV 89102, United States.
(4)	Michael Gates owns MG Investment Consultants. Michael Gates is deemed to beneficially own the Common Shares owned by MG Investment Consultants because he has sole voting and dispositive powers over the company. MG Investment Consultants’ business address is 5614 Sir Winston Churchill, Montreal, Quebec, H4W2V9, Canada.
(5)	Dwarka Nauth owns Grayland Holdings Corp., an Ontario corporation. Dwarka Nauth is deemed to beneficially own the Common Shares owned by Grayland Holdings Corp. because he has sole voting and dispositive powers over the company. Grayland Holdings Corp.’s business address is 24 Samson Court, Brampton, ON L6Y 2M4, Canada.
(6)	Bjarne Borg owns Index Equity US LLC. Bjarne Borg is deemed to beneficially own the Common Shares owned by Index Equity US LLC because he has sole voting and dispositive powers over the company. Index Equity US LLC’s business address is 1000 N US Hwy One, Suite 902, Jupiter, FL 33477, United States.
(7)	Alfred Weksberg owns S.J.J. Management Inc. Alfred Weksberg is deemed to beneficially own the Common Shares owned by S.J.J. Management Inc. because he has sole voting and dispositive powers over the company. S.J.J. Management Inc.’s business address is 12 Seineciffe Road, Thornhill, Ontario, L3T1K4, Canada.
(8)	Kristen Kiernander owns 1000038756 Ontario Inc., an Ontario corporation. Kristen Kiernander is deemed to beneficially own the Common Shares owned by 1000038756 Ontario Inc. because she has sole voting and dispositive powers over the company. 1000038756 Ontario Inc.’s business address is 217 Queen St. W, Toronto, ON, M5V 0R2, Canada.
(9)	James Anderson owns PacMaid Holdings Inc. James Anderson is deemed to beneficially own the Common Shares owned by PacMaid Holdings Inc. because he has sole voting and dispositive powers over the company. PacMaid Holdings Inc.’s business address is Punta Pacifica Calle 56 EST, 50 PH #50B, Panama City, 00832 Panama.
(10)	David Bernstein owns KJC Trading LLC. David Bernstein is deemed to beneficially own the Common Shares owned by KJC Trading LLC because he has sole voting and dispositive powers over the company. KJC Trading LLC’s business address is 393 Hawthorne Place, Youngtown, NY 14174, United States.
(11)	Dominari Securities LLC is a registered broker-dealer, which acted as the placement agent in the October 2023 private placement. The address of the principal business office of Dominari Securities LLC is 725 Fifth Avenue, 23rd Floor, New York, NY 10022, United States.
(12)	Represents 32,000 Common Shares issuable upon exercise of placement agent warrants issued in our October 2023 private placement transaction.

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[Alternate Page for Resale Prospectus]

PLAN OF DISTRIBUTION

Each selling shareholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

Notwithstanding anything to the contrary stated above, until trading of the Common Share commences on Nasdaq, sales by the selling shareholders will occur at a fixed price, which will be the assumed offering price of $[*] per share. The selling shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended, or the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. Each selling shareholder has represented and warranted to us that it acquired the securities subject to this prospectus in the ordinary course of such selling shareholder’s business and, at the time of its purchase

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of such securities such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities, but we will not receive any proceeds from the sale of our Common Shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The resale securities covered hereby will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common shares by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

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[Alternate Page for Resale Prospectus]

LEGAL MATTERS

Nauth LPC has acted as our counsel in connection with the preparation of this prospectus. The validity of the securities covered by this prospectus will be passed upon by [*].

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s amended and restated articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association permit indemnification in the absence of fraud or willful misconduct of officers and directors for expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection therewith.

Under our amended and restated articles of association, every director and officer is indemnified and secured harmless out of the assets and profits of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer in or about the conduct of the Company’s affairs or in the execution of such director or officer’s duties, powers, authorities or discretions, including any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether Cayman Islands or elsewhere.

Item 7. Recent Sales of Unregistered Securities.

In the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act.

On April 12, 2023, we amended our memorandum and articles of association and instituted a dual class share structure. We also altered the holdings of four of our founding shareholders, Boustead & Company Limited, Bethor Limited, Pinehurst Partners LLC, and Latigo Partners, LLC, who each originally received 500,000 Common Shares. Upon execution of our amended and restated articles of association, the 500,000 Common Shares received by each of the prior shareholders became Class A Common Shares. Every other issued and outstanding common share of the Company at the time of the amendment became Class B Common Shares. The following descriptions of sales of unregistered securities by the Company take into account the amendment to our memorandum and articles of association. For more information about our amended and restated articles of association and our dual class share structure, see “Description of Share Capital – Dual Class Structure”.

On September 21, 2023, we further amended our memorandum and articles of association to amend the share structure by (i) eliminating a dual class share structure consisting of the Class A Common Shares and Class B Common Shares and establishing a single Common Share structure consisting of Common Shares only, with 500,000,000 authorized shares being all designated as common shares with a par value of $0.0001 per share (the “Single Common Share Structure”), entitled to one (1) vote per share; and by (ii) eliminating all authorized “blank check” preferred shares. All 7,841,666 Class B Common Shares issued and outstanding at the time of the amendment became Common Shares.

2023 Advisor Agreements

On October 3, 2023, we entered into a special advisor agreement with Sean Dollinger, pursuant to which Sean Dollinger will provide general business and corporate advice in connection with the Offering to the Company. In consideration for the advisor’s services, the Company will pay Sean Dollinger a fee of USD$15,000 per month in cash.

On October 4, 2023, we entered into advisor agreements with certain advisors, pursuant to which the advisors will provide business and corporate advice in connection with the Offering to the Company. In consideration for the advisor’s services, the Company issued 350,000 Common Shares to 6 individuals and entities, for an aggregate of 2,100,000 Common Shares.

Founder Share Issuances

On December 21, 2022, in connection with the formation of Veg House Holdings Inc., we issued: (i) 2,000,000 Common Shares, par value $0.0001 per share, at an issue price of $0.0001 per share for a total of $200.00 cash consideration; and (ii) 1,000,000 Common Shares, par value $0.0001 per share, at an issue price of $0.0001 per share for a total of $100.00 cash consideration, with vesting to occur as 1/12 each month which began on February 18, 2023.

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All the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding share capital, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and applicable state securities laws. 2,000,000 of these Common Shares were canceled pursuant to the August 14, 2023 cancellation agreement.

On October 3, 2023, Mr. Dollinger owned 1,000,000 Common Shares of which only 666,666 had vested and 333,334 Common Shares were issued in error before vesting. On October 4, 2023, Mr. Dollinger transferred 400,000 Common Shares to Ourida Bouadjadja and 200,000 Common Shares to MG Investment Consultants pursuant to private placement transactions. On October 6, 2023, Mr. Dollinger surrendered the remaining 333,334 unvested Common Shares as the shares were issued in error. As a result, after these transactions Mr. Dollinger owned 66,666 Common Shares, the remaining balance of 333,334 continued to vest 1/12 each month. Due to such vesting, in October, November and December 2023, Mr. Dollinger was issued 250,002 vested Common Shares. As of the date of this Registration Statement, Mr. Dollinger owns a total of 316,667 Common Shares.

Share Exchange Agreement

On January 16, 2023, we entered into a share exchange agreement with PlantX Life, pursuant to which we would acquire all of the capital stock of six PlantX Life direct and indirect wholly owned subsidiaries, all of the capital stock owned by PlantX Life in two subsidiaries that PlantX Life held a majority interest, and entered into a management agreement with PlantX Life’s subsidiary for the management of the Illinois Property, in consideration for the issuance to PlantX Life of 6,000,000 of our Common Shares. This Share Exchange Agreement was completed on October 6, 2023. For more information, see “Business – Our Corporate History and Structure”.

Private Placements

On March 7, 2023, we conducted a private placement of Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 750,000 Common Shares at $1.00 per share for a total of $750,000 and total net proceeds of $675,000 after deducting the placement agent commission and non-accountable expense allowance pursuant to our March 2023 private placement. The common shares issued in this private placement were converted to Class B Common Shares on April 12, 2023, as a result of an amendment to our memorandum and articles of association instituting a dual class share structure. The shares are subject to certain lockup provisions until 360 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions. See “Shares Eligible For Future Sale — Lock-Up Agreements”. Boustead acted as placement agent in this private placement. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of $67,500, or 9% of the total purchase price of the shares sold in the private placement, and a non-accountable expense allowance of $7,500, or 1% of the total purchase price of the shares sold in the private placement, we agreed to issue Boustead a five-year warrant to purchase up to 52,500 Common Shares, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

On September 22, 2023, we completed a private placement of our Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 425,000 Common Shares at $1.00 per share for a total of $425,000.

On October 4, 2023, we completed a private placement of our Common Shares and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 1,836,973 Common Shares at $1.00 per share for total net proceeds of $[*]. Dominari acted as placement agent and we issued 32,000 Common Share purchase warrants to Dominari in connection with their service as placement agent.

Unless specified otherwise, no underwriters were involved in these issuances. We believe that each of the above issuances was exempt from registration under the Securities Act in reliance on Regulation Sunder the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

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Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
2.1**	Share Exchange Agreement between Veg House Holdings Inc. and PlantX Life Inc., dated as of January 16, 2023
2.2**	Amendment No. 1 to Share Exchange Agreement between Veg House Holdings Inc. and PlantX Life Inc., dated as of February 28, 2023
2.3**	Amendment No. 2 to Share Exchange Agreement between Veg House Holdings Inc. and PlantX Life Inc., dated as of September 27, 2023
3.1**	Amended and Restated Memorandum of Association of Veg House Holdings Inc. dated March 23, 2023
3.2**	Amended and Restated Articles of Association of Veg House Holdings Inc. dated March 23, 2023
3.3**	Amended and Restated Memorandum of Association of Veg House Holdings Inc. dated September 21, 2023
3.4**	Amended and Restated Articles of Association of Veg House Holdings Inc. dated September 21, 2023
4.1**	Form of Representative’s Warrant (included in Exhibit 1.1)
5.1**	Legal Opinion of Conyers Dill & Pearman
5.2**	Legal Opinion of [*]
10.1**	Management Agreement between Veg House Illinois and PlantX Midwest Inc., dated as of November 1, 2023
10.2**	Form of Private Placement Subscription Agreement dated March 7, 2023
10.3**	Form of Private Placement Subscription Agreement dated September 22, 2023
10.4**	Form of Private Placement Subscription Agreement dated October 4, 2023
10.5***	Form of Independent Director Agreement
10.6***	Form of Non-Independent Director Agreement
10.7***	Form of Director and Officer Indemnification Agreement
10.8†**	Veg House Holdings Inc. 2023 Equity Incentive Plan
10.9**	Veg House Holdings Inc. 2023 Equity Incentive Plan, as amended
10.10†**	Form of Share Option Agreement for 2023 Equity Incentive Plan
10.11†**	Form of Restricted Share Award Agreement for 2023 Equity Incentive Plan
10.12†**	Form of Restricted Share Unit Award Agreement for 2023 Equity Incentive Plan
10.13***	Form of Advisor Agreement, dated October 4, 2023
10.14***	Form of Special Advisor Agreement.
10.15***	Form of Private Placement Warrant issued by Veg House Holdings Inc. on March 7, 2023
10.16***	Form of Private Placement Warrant issued by Veg House Holdings Inc. on October 4, 2023
14.1***	Code of Ethics and Business Conduct
21.1**	List of Subsidiaries
23.1**	Consent of GreenGrowth CPAs
23.2**	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3**	Consent of [*] (included in Exhibit 5.2)
24.1*	Power of Attorney (included on the signature page of this registration statement)
99.1***	Audit Committee Charter
99.2***	Compensation Committee Charter
99.3***	Nominating and Corporate Governance Committee Charter
99.4**	Consent of Ralph Moxness to be named as a director nominee
99.5**	Consent of Paul Gross to be named as a director nominee
99.6**	Consent of Lonnie Sepe to be named as a director nominee

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Exhibit No.	Description
99.7**	Consent of Israel Cherep to be named as a director nominee
107**	Filing Fee Table

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed.
†	Executive compensation plan or arrangement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [Miami, Florida] on [*], 2023.

Veg House Holdings Inc.

By:
Name:	Alexandra Hoffman
Title:	Chief Executive Officer

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POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Alexandra Hoffman and Shariq Khan, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the Offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer (Principal Executive Officer) and Director	[*], 2023
Alexandra Hoffman

	Chief Financial Officer (Principal Financial and Accounting Officer)	[*], 2023
Shariq Khan

	Chief Operating Officer	[*], 2023
Julia Frank

	Director	[*], 2023
Lorne Rapkin

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Veg House Holdings Inc. has signed this registration statement or amendment thereto in Miami, Florida on [*], 2023.

Authorized U.S. Representative

By:
Name:	Alexandra Hoffman
Title:	Chief Executive Officer

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